

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05003181

January 27, 2005

Jacqueline Jarvis Jones
Associate General Counsel
Bank of America Corporation
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/27/2005

Re: Bank of America Corporation
Incoming letter dated January 5, 2005

Dear Ms. Jones:

This is in response to your letter dated January 5, 2005 concerning the shareholder proposal submitted to Bank of America by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB - 1 2005
1083

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002


Bank of America

Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Tel 704.386.2400
Fax 704.386.6453

January 5, 2005


JAN 06 2005

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by John Jennings Crapo

Ladies and Gentlemen:

On September 2, 2004, Bank of America Corporation (the "Corporation") received a proposal dated August 25, 2004 (the "Proposal") from John Jennings Crapo (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2005 Annual Meeting for the reasons set forth herein.

GENERAL

The 2005 Annual Meeting is scheduled to be held on or about April 27, 2005. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 28, 2005 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2005 Annual Meeting.


USA

We note that the Proposal was handwritten. For your convenience, we have attempted to translate the handwritten version into a typed version and have attached our translation to each copy of the original proposal.

We also note that the Proponent's submission included well over 100 exhibits. Although it is not clear whether these exhibits are intended to be part of the Proposal, we have included one copy of these exhibits for your convenience. Upon request, we can provide additional copies.

SUMMARY OF PROPOSAL

"It's requested the Directors (our "Board") of Bank of America Corporation ("registrant") shall present to stockholders, and proxies of the registrant a complete report on how Fleet Boston Financial Corporation ("Fleet") and its predecessors, which includes a Bank which was headed by the Father of present Bank of America chairperson of the Board since the calendar year 1980 have complied with laws, rules, regulations of the U.S. internal revenue service ("IRS") on providing that all expenses incurred by shareholders and proxies in attendance at them and other actions shall be lawfully deductible in IRS filings by those persons."

"Included in the complete report which shall be included in said proxy statement how SEC laws, rules, and regulations have been complied with in all particulars regarding compliance with said IRS requirements."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2004 Annual Meeting pursuant to Rules 14a-8(d) and (f) and Rules 14a-8(i)(3) and (i)(4). The Proposal may be excluded pursuant to Rule 14a-8(d) and (f) because the Proposal, including its accompanying supporting statement, exceed the 500-word limitation. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5. Finally, the Proposal also may be excluded pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal grievance against the Corporation.

1. **The Corporation may omit the Proposal pursuant to Rules 14a-8(d) and (f) because the Proposal, including its supporting statement, exceeds the 500 word limitation.**

The Corporation believes that the Proposal may be properly omitted from its proxy materials for the 2005 Annual Meeting pursuant to Rules 14a-8(d) and 14a-8(f). Under Rule 14a-8(d) a stockholder proposal, including any accompanying supporting statement, may not exceed 500 words. Generally, the Division has routinely permitted the omission of a stockholder proposal from proxy materials where a proponent failed, upon appropriate request, to revise a proposal to comply with the 500-word limitation. *See Proctor & Gamble Company* (August 10, 2004); *Amgen, Inc.* (January 12, 2004); *Honeywell International, Inc.*(April 19, 2002); and *FirstEnergy Corp. (*March 19, 2002).

By letter dated September 14, 2004 (the "Request Letter"), the Corporation requested that the Proponent revise his Proposal and supporting statement to comply with the 500-word limitation. The Request Letter specifically stated that the Proposal must be revised within 14 calendar days of the Proponent's receipt of the letter. The Request Letter was received on October 4, 2004. A copy of the Request Letter and evidence of its receipt by the Proponent are attached hereto as **Exhibit B**. As of the date of this letter, the Proposal has not been revised to comply with Rule 14a-8(d). Accordingly, because the Proponent failed to cure, in a timely manner, the deficiency noted above, the Corporation believes it may omit the Proposal from its proxy materials for the 2005 Annual Meeting pursuant to Rule 14a-8(f).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5.

The Division has recognized that a proposal and/or supporting statement may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal was adopted. *See Sara Lee Corporation* (March 31, 2004); *Bank of America* (March 10, 2004); *Philadelphia Electric Co.* (July 30, 1992); *IDACORP, Inc.* (January 9, 2001); and *Northeast Utility Service Company* (April 9, 2001). Rule 14a-8(i)(3) permits the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading, and Rule 14a-5, which requires that information in a proxy statement be "clearly presented."

The Proposal is vague and indefinite. It does not include enough clear information for the Corporation's stockholders to make an informed decision on the matter being presented. Furthermore, it does not include enough clear information for the Corporation to be able to implement without making assumptions regarding what the Proponent actually had in mind. The Corporation is unable to determine what the Proposal actually is requesting and believes that its stockholders will face a similar dilemma if presented with the Proposal. In addition, the supporting statement is confusing and misleading to stockholders because it appears to be wholly unrelated and irrelevant to the subject matter of the Proposal (which is not particularly clear). In these instances, the Division has regularly permitted exclusion of all or portions of a supporting statement. *See Sara Lee Corporation* (March 31, 2004) (entire supporting statement excludable).

The Proposal requests the board of directors to prepare a report on how FleetBoston Financial Corporation[1] and its predecessors ("Fleet") "have complied with laws, rules, regulations of the U.S. internal revenue service ("IRS") on providing that all expenses incurred by shareholders and proxies in attendance at them and other actions shall be lawfully deductible in IRS filings by those persons." In addition, the proposed report would require a discussion of "how SEC laws, rules, and

[1] The Corporation acquired FleetBoston Financial Corporation on April 1, 2004.

regulations have been complied with in all particulars regarding compliance with said IRS requirements." The Corporation is not aware of any action it could undertake (including compliance with any applicable laws, rules, or regulations of the IRS, if any existed) that would affect the deductibility of expenses incurred by any particular stockholders or proxies in attending shareholder meetings. The deductibility of such expenses would be based primarily, if not exclusively, on the unique tax circumstances of a particular stockholder or proxy. If the Proposal were approved, the Corporation would be required to produce a report, but would have no idea what, if anything, would be required in or relevant to such a report. The Corporation is not aware of any laws, rules or regulations of the IRS that would be applicable for discussion in the proposed report. As a result, the Proposal is vague and indefinite.

The Division, in numerous no-action letters, has permitted the exclusion of shareholder proposals "involving vague and indefinite determinations ... that neither the shareholders voting on the proposal nor the Company would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved." *See A.H. Belo Corp.* (January 29, 1998.) Such proposals were "inherently so vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" or "so inherently vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty what actions the Company would take under the proposal" or "misleading because any action ultimately taken by the Company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Proctor & Gamble Company* (October 25, 2002); *Philadelphia Electric Company* (July 30, 1992); and *NYNEX Corporation* (January 12, 1990).

The Proposal and the supporting statement are not clearly presented. The Corporation's stockholders cannot be asked to guess exactly on what they are voting. Further, the Corporation and the stockholders could have significantly different interpretations of the Proposal. In addition, the supporting statement is entirely unrelated to the Proposal and, as discussed in Section 3 below, deals primarily with matters personal to the Proponent. The Corporation believes that the Proposal and its supporting statement are so vague, ambiguous, indefinite and misleading, that the Proposal may be omitted under Rule 14a-8(i)(3), in violation of both Rule 14a-9 and Rule 14a-5.

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal grievance against the Corporation.

Rule 14a-8(i)(4) permits the omission of a stockholder proposal that deals with a matter related to the redress of a personal grievance against the Corporation. While the supporting statement does not relate in any material way to the Proposal, it does provide clear evidence that the Proponent has a personal grievance against the Corporation in connection with his dealings with Fleet. Based on the supporting statement, there appears to have been disputes with respect to the various transactions between the Proponent and Fleet. Eight out of the supporting statement's eleven paragraphs discuss some aspect of the alleged disputes. The three remaining paragraphs include general complaints of, or perceived slights to, the Proponent.

The supporting statement contains the following comments from the Proponent:

- "Shareholder proponent himself has had trouble with the president of Fleet . . . . At no time did said shareholder ever state he understood what a handshake deal is or otherwise so alluded." (supporting statement, paragraph 1)

- "It came to a head when Fleet failed to negotiate payment to proponent of his shareholder dividend." (supporting statement, paragraph 4)

- "Mr. Gifford has encouraged people to think of Fleet as 'Gifford Bank' which certainly is a willful misleading statement." (supporting statement, paragraph 4)

- "Check was late being covered by Mr. Gifford and although bank personnel considered there [illegible text] business expense - none were contacted to straighten this matter out so proponent might make prompt payment of his rent." (supporting statement, paragraph 5)

- "Proponent went to bank near Porter Square and was treated with intimidating and coercive actions. He'd gone there after having inquired at the Harvard Square location of it about why he was unable to get his Bank card to work in an ATM machine. A teller became argumentative . . . . Argument resulted - but I was very brief. . . . I didn't argue although I use that word but tellers did as did customer service." (supporting statement, paragraph 6)

- "Proponent went to the Bank's Porter Square area location thinking perhaps the bank had found his keys to his apartment to the building where he resided nearly thirty (30) years, etc. and his apartment letter box key. Proponent didn't know his rent payment check had been refused payment by Fleet and didn't know that in the box was a check drawn on Fleet which was more than enough to pay the rent, etc., etc." (supporting statement, paragraph 7)

- "The date of arrest was the 25th anniversary of the Graduation of a Harvard University Law School trained lawyer . . . . Proponent was in city jail and then in county jail . . . . Proponent was embarrassed by the false arrest!" (supporting statement, paragraph 8)

- Said arrest was at the Fleet location where when proponent was waiting to use ATM facilities a familiar sounding person was in front of him accompanied by an "adult" appearing man and a small person who was put on table between her and proponent. Proponent said to her he couldn't hold the person if it began to fall. To do so, proponent said would be a violation of boundaries." (supporting statement, paragraph 9)

- Proponent is very disappointed and offended but SEC laws, rules, regulations mandate explanations to avoid misleading comments in everything about proxy statements." (supporting statement, paragraph 11)

Based on the forgoing, it seems clear that the Proposal was submitted based on a grievance that the Proponent has with the Corporation and/or Fleet. The subject matter of the supporting statement relates directly to the Proponent's perception that the Corporation or Fleet has slighted him. See *NSTAR* (March 15, 2000); and *US WEST* (February 22, 1999) (both permitting the exclusion of proposals dealing with alleged company mistreatment). The supporting statement appears wholly unrelated to the Proposal, which itself appears to be facially neutral. Given that fact, the Corporation believes that the Proponent is using the Proposal merely as a means to vent his personal grievances through his supporting statement.

Accordingly, because the Proposal and supporting statement deal with a matter that relates to the redress of the Proponent's personal grievance against the Corporation, the Corporation believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(4).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2005 Annual Meeting. Based on the Corporation's timetable for the 2005 Annual Meeting, a response from the Division by February 11, 2005 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



Jacqueline Jarvis Jones
Associate General Counsel

cc: John Jennings Crapo

EXHIBIT A

JOHN JENNINGS CRAPO, pro se
Homeless Bank of America shareholder
PO Box 400151
CAMBRIDGE MA 02140-0002
01 of Nine(09) pp

Aug 25 2004

Via CMRRR
7004 1160 0006 4318 9714

Bank of America Corp.
attn please Corp Secretary's ofc
ms Rachel Cummings, Corp Secry
or Successor as Corp Secry
100 N TRYON Str Charlotte NC
28202-4000

Dear Corp. Secretary BNK of America CORP.

re: my shareholder proposal and accompanying ~~statement~~, accompanying exhibits. I've been a ~~shareholder~~ a long time I've known of Fleet ~~Financial~~ Boston Financial Corporation and First National Bank of Boston and divers other entities. I was born at New Bedford MA when the New Bedford Institution for Savings (NBIS) was headquarters. Mr Charles Morgan's wooden whaleship at Mystic Seaport has made said Seaport the standout among those concerned about fisheries history. Mr Morgan was a founder of NBIS. Connecticut known as the Constitution State is famous too for it's protection of New Bedford's whaleship known as the last of the wooden whalers.

I've enough shares of common stock to comply with the United States of America Securities and Exchange Commission's ~~requirement of market value~~ (SEC) requirement of market value of ownership of shares AND I'M NOT selling any of the shares UNTIL the adjournment of the forthcoming meeting of shareholders said corp. combined of stockholders and proxies assembled for the purpose of meeting as annual meeting of shareholders

more

O.J. Crapo to BNK of America
P.2 OF
7 nov (09) '04 25 aug 2004

I plan to present the shareholder proposal I ask it be along with the accompanying supporting statement be introduced to us in the proxy statement of said shareholder meeting

I've submitted, presented, introduced proposals to numerous regional national SEC regulated Companies that include FLEET, NBIS, IDACORP Commonwealth Energy System, Northeast Utilities, Money Group INC, Chittenden Corp, JP MORGAN JP Morgan Chase and numerous other companies

In event you have questions please write them to me at my PO Box address I've no objections to talk with me re: this but my preference is such talk by letter to me at my PO Box

Shareholder proposal

It's requested the Directors (our "Board") of Bank of America Corporation ("registrant") shall present to stockholders and proxies of the registrant a complete report how FLEET Boston Financial Corporation ("FLEET") and it's predecessors which includes a Bank which was headed by the Father of present Bank of America Chairperson of the Board since the calendar Year 1980 have complied with the laws, rules, regulations of the U.S. internal Revenue Service ("IRS") on providing that all expenses incurred by shareholders and proxies in attendance at them and other actions shall be lawfully deductible in IRS filings by those persons

The report shall in it's entirety be in proxy ~~statement~~ of the next forthcoming

More

J.J. CRAPO to BNK of america
P. 30F 25 Aug 2004
of ... (09) pu

meeting of shareholders & proxies meeting
IN annual meeting of Share holders assembled
for the purpose of meeting IN annual meeting
of shareholders

included IN the computer reports
which shall be included IN said proxy
statement how SEC laws, rules, and
regulations have been complied with in
all particulars regarding compliance
with said IRS requirements.

Supporting statement

Shareholder ~~[illegible]~~ proponent himself
has had trouble with the president of ~~Bank~~ Fleet
~~Boston Corp~~ who shook hands with him
at the conclusion of a shareholder meeting
at no time did said shareholder ever
state he understood what a handshake deal
is or otherwise so allude. The President
left and had said he was building a home
where he'd live IN retirement. It later was
apparent he left for the purpose of having
Fleet then BNK of america liable for all
his mistakes, and in fact there are publish
ed remarks he's seriously delinquent IN
paying taxes.

proponent did write him & relate
the circumstances of his wanting to study
portuguese and his troubles of being accepted
ed IN an academic program IN the Eastern
Hemisphere for that purpose. He'd considered
that an objective to translate accounts of
americans on wooden whalers portuguese
ports from portuguese reports into English

more

J J Cratio to Bnk of America
P. 4. 7 [illegible] 25 August 2004
the U.S. of Brazil - as the Emperor of Brazil and as a Portuguese Colony would have been one of those places Whalers such as the Morgans would've called on.

There were published reports that a Fleet employee had run off with "ninety million dollars..." of Stockholder monies but no account was given of whom person was, whether he was apprehended, whether money was recovered etc & whom the officers were who recommended him for job and who hired him, etc AND NO accounting has been made identifying the culpability of said Bank President and Fleet Director. Fleet Board Chairman upon said President's exiting made very favorable comments re: his assistant's (or deputy if we prefer) as to his qualifications to manage the economy of a Banana republic comments of Mr. Charles "Chad" K GIFFORD had resulted in his former deputy being received with TRUST and confidence.

IN the midst of all this proponent became homeless. It came to a head when Fleet failed to negotiate payment to proponent of his share holders dividend

More

J.J. Crako to Bnk of America
25 aug 2004
P-5 of more (04) PV

IN endorsement proponent had styled Mr GIFFORD as chief Executive officer rather than "CEO" which could be erroneously interpretted as chief Executor/Executrix officer. at no time has proponent said he wanted Mr GIFFORD or other BNK officers to be his executor Nominee, etc. Mr GIFFORD has encouraged people to think of Fleet as "GIFFORD'S Bank" which certainly is a willfull misleading statement to Stockholders and anyone else.

check was late being covered by Mr GIFFORD AND although bank personnel consider their home phones business ex-penses - none were contacted to straighten this matter out so proponent ~~their matter~~ might make prompt payment of his rent

Proponent went to bank near porter Square and was treated with intimidating & coercive actions. He'd gone there after having inquired at the Harvard Square location [illegible] about why he was unable to get his Bank card to work in an ATM machine. a teller became argumentative when I told her the Name of someone on US certificate money
more

J. J. Crako to Bnk of America
25 Aug 2004

P. G 7 Nine hh
was not that of the Secretary of the
U.S. Treasury Department but the signature
of the President of Harvard University. Argument
resulted - but I was very brief. There
had been many public reports of
the transition of Mr Summers from the
US Treasury to the offices of chief Executive
offices and Financial offices of the President
and Fellows of Harvard University. I didn't
argue although I use that word but tellers
did, as did customer service

proponent went to the bank's Porter Square
area location thinking perhaps the bank
had found his keys to his apartment
to the building where he resided nearly
thirty (30) years, etc and his apartment
letter box key. Proponent didn't know
his rent payment check had been
refused payment by Fleet and didn't
know that in the box was a check
drawn on Fleet which was more than
enough to pay the rent. etc etc

The date of arrest was the 25th
anniversary of the Graduation of a
Harvard University Law School
trained lawyer - US Senator -
member of the US Senate's Committee
on Banking, Housing and Urban
Affairs more

J. J. Crapo to BNK of America
25 aug 2004

8 Sum (07) & mem (09) pp

and whose subcommittee roles include those on financial institutions, international trade and finance; securities and investment. Mr Michael Dean Crapo was at then also a member of the US Senate committee on small business & entrepreneurship. Needless to say I didn't get to meet Mr Crapo when he was there on 25th reunion of his class at law school. proponent was in city jail and then in county jail of the Hon Edward J. Sullivan Building of the trial courts at E. Cambridge near where Mr Crapo lived when a Harvard University Law School student. ~~I was~~ proponent was embarassed by the ~~arrest~~ false arrest!

Said arrest was at the Fleet Cocoa where when proponent was waiting to use ATM facilities, a familiar sounding person was in front of him accompanied by an "adult" appearing man and a small person who was put on table between her and proponent. proponent said to her he couldn't hold the person if it began to fall. to do so proponent said would be a violation of boundaries. Subsequent events have borne out how crossing boundaries by large numbers of professionals in Boston area has been costly to it's Corporate Chief Executive Office.

more

John J. CRAPO, pro se to BNK OF America
25 Aug 2004

Page eight (08) of nine (09) pp

The day proponent didn't get to a Shareholder Meeting (of Fleet) to present his shareholder proposal of having such meetings not pressure the last day for filing National tax returns - proponent was in bed - a time when he was having dreadful inconveniences where he lived. Additionally he'd been delivered the wrong tax return form to complete. Proponent following his complaint was informed by an assistant to the Hon. US Secretary of Treasury correct form would be sent him. The IRS is responsible to the US Treasury Secretary, as Department chief.

Proponent is very dissappointed and offended but SEC laws, rules, regulations mandate explanation to avoid misleading comments in every thing about proxy statements - just as how Hon. Mr. Joseph P. Kennedy wanted it, in his capacity as Hon. Commissioner of the SEC. Mr. Kennedy's over-all standards included his objections to someone being elected to more than two (2) terms as USA President. He'd had no objection to the person who exceeded that personal standard having been a candidate five (05) times for National wide office.

end of supporting statement

More.

John J. CRAPO. Pro Se to Bank of America
page nine(09) 7 to nine(09) pp Aug 25 2004

i've enclosed a table of contents of my accompany exhibits. Following my signature I enclose list of those whom I send copies of this shareholder proposal ~~letter~~ & supporting statement letter, including exhibits. I enclose too herein copies my letter of transmittal to those persons

Sincerely
John Jennings Crapo
Homeless shareholder

Enclosures
C.C. with enclosures
via C.M. RRR (certified mail with Return Rcpt) requested
US Court of Appeals #7004 - - . 8211
SEC 7004 - - . 8601
USTx Ct 7004 - - - 7405
First Fed. Sav. BNK (Boston 1st East. Bankshares) 7004 - - 8310
State of MA Ofc of Consumer Affairs - - . 7004 - - 8242
Div of Prof Licensure
Six Continents Hotels - 7004 - - 7337
USA Dept of Veterans Affairs 7004 - - - 7313

SHAREHOLDERS PROPOSAL

(TRANSCRIPTION OF HANDWRITTEN PROPOSAL

PREPARED BY BANK OF AMERICA)

It's requested the Directors (our "Board") of Bank of America Corporation ("registrant") shall present to stockholders, and proxies of the registrant a complete report on how Fleet Boston Financial Corporation ("Fleet") and its predecessors, which includes a Bank which was headed by the Father of present Bank of America chairperson of the Board since the calendar year 1980 have complied with laws, rules, regulations of the U.S. internal revenue service ("IRS") on providing that all expenses incurred by shareholders and proxies in attendance at them and other actions shall be lawfully deductible in IRS filings by those persons.

The report shall in its entirety be in proxy statement of the next forthcoming meeting of shareholders and proxies meeting in annual meeting of shareholders assembled for the purpose of meeting in annual meeting of shareholders.

Included in the complete report which shall be included in said proxy statement how SEC laws, rules, and regulations have been complied with in all particulars regarding compliance with said IRS requirements.

SUPPORTING STATEMENT

Shareholder proponent himself has had trouble with the president of Fleet who shook hands with him at the conclusion of a shareholder meeting. At no time did said shareholder ever state he understood what a handshake deal is or otherwise so allude. The President left and had said he was building a house where he'd live in retirement. It later was apparent he left for the purpose of having Fleet - then Bank of America - liable for all his mistakes and in fact there are published remarks he is seriously delinquent in paying taxes.

Proponent did write him and relate the circumstances of his wanting to study Portuguese and his troubles of being accepted in an academic program in the Eastern Hemisphere for that purpose. He'd considered that an objective to translate accounts of Americans on Wooden Whalers Portuguese ports from Portugüese reports into English. The U.S.S. Brazil - as the [Empire] of Brazil and as a Portuguese Colony would have been one (01) of those places Whalers such as the Morgan would have called on.

There were [rumored] reports that a Fleet employee had run off with "ninety million dollars. . ." of stockholder monies but no account was given of whom person was, whether he was apprehended, whether money was recovered, etc. and whom the officers where who recommended him for job and who hired him, etc. And no accounting has been made identifying the culpability of said Bank president and Fleet directors. Fleet Board Chairman, upon said President's exiting, made very favorable comments re: his assistant (or deputy if we prefer) as to his qualifications to manage the economy of a Banana Republic. Comments of Mr. Charles "Chad" K. Gifford had resulted in his former deputy being received with trust and confidence.

In the midst of all this proponent became homeless. It came to a head when Fleet failed to negotiate payment to proponent of his shareholder dividend. In endorsement, proponent had styled Mr. Gifford as Chief Executive Officer rather than "CEO" which could be erroneously interpreted as Chief Executive/Executrix offices. As no time has proponent said he wanted Mr. Gifford or other Bank officers to be his executor nominee, etc. Mr. Gifford has encouraged people to think of Fleet as "Gifford Bank" which certainly is a willful misleading statement to stockholders and anyone else.

Check was late being covered by Mr. Gifford and although bank personnel considered their [illegible text] business expense - none were contacted to straighten this matter out so proponent might make prompt payment of his rent.

Proponent went to bank near Porter Square and was treated with intimidating and coercive actions. He'd gone there after having inquired at the Harvard Square location of it about why he was unable to get his Bank card to work in an ATM machine. A teller became argumentative when I told her the name of someone on US certificate money was not that of the Secretary of the U.S. Treasury Department but the signature of the President of Harvard University. Argument resulted - but I was very brief. There had been many public [illegible text] of the transition of his summer from the U.S. Treasury to the Office of Chief Executive Officer and Financial Office of the President and Fellows of Harvard University. I didn't argue although I use that word but tellers did as did customer service.

Proponent went to the Bank's Porter Square area location thinking perhaps the bank had found his keys to his apartment to the building where he resided nearly thirty (30) years, etc. and his apartment letter box key. Proponent didn't know his rent payment check had been refused payment by Fleet and didn't know that in the box was a check drawn on Fleet which was more than enough to pay the rent, etc., etc.

The date of arrest was the 25th anniversary of the Graduation of a Harvard University Law School trained lawyer - U.S. Senator - member of the U.S. Senate's Committee on Banking, Housing and urban affairs and whose subcommittee rules include those on financial institutions, international trade and finance; securities and investment. Mr. Michael Dean Crapo was at then also a member of the U.S. Senate committee on small Business and entrepreneurship. Needless to say, I didn't get to meet Mr. Crapo when we were there on 25th reunion of his class at law school. Proponent was in city jail and then in county jail of the Honorable Edward J. Sullivan Building of the Trial Courts at E. [Cambdan] near where Mr. Crapo lived when a Harvard University Law School student. Proponent was embarrassed by the false arrest!

Said arrest was at the Fleet location where when proponent was waiting to use ATM facilities a familiar sounding person was in front of him accompanied by an "adult" appearing man and a small person who was put on table between her and proponent. Proponent said to her he couldn't hold the person if it began to fall. To do so, proponent said would be a violation of boundaries. Subsequent events have borne out how crossing boundaries by large numbers of professionals in Boston area has been costly to it's Corporate Chief Executive Officer.

The day proponent didn't get to a shareholder meeting (of Fleet) to present his shareholder proposal of having such meetings not pressure the last day for filing national tax returns, proponent was in bed -- a time when he was having dreadful inconveniences where he lived. Additionally, he'd been delivered the wrong tax return form to complete. Proponent following his complaint was informed by an assistant to the Hon. U.S. Secretary of Treasury correct form would be sent him. The IRS is responsible to the U.S. Treasury Secretary, as Department Chief.

Proponent is very disappointed and offended but SEC laws, rules, regulations mandate explanations to avoid misleading comments in everything about proxy statements. Just as to how Honorable Mr. Joseph P. Kennedy wanted it in his capacity as Honorable Commissioner of the SEC. Mr. Kennedy's overall standards included his objections to someone being elected to more than two (2) terms as USA President. He'd had no objections to the person who exceeded that personal standard having been a candidate five (05) times for nationwide office.

EXHIBIT B


Bank of America

Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Tel 704.386.2400
Fax 704.386.6453

September 14, 2004

VIA CERTIFIED MAIL/
RETURN RECEIPT REQUESTED

Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Re: Bank of America Corporation (the "Corporation")

Dear Mr. Crapo:

On September 2, 2004, we received your request to include a stockholder proposal in the Corporation's 2005 annual proxy statement. Under Securities and Exchange Commission ("SEC") Rule 14a-8(d), a stockholder proposal and the accompanying statement may not exceed 500 words. Although your proposal and the supporting statement exceed this limit, you may submit a revised proposal under SEC Rule 14a-8(f). Please note, however, that if you do not submit a revised proposal that complies with the 500 word limitation **within 14 calendar days** of your receipt of this letter, we may properly exclude your proposal from our 2005 proxy statement.

Notwithstanding the foregoing, the Corporation does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

Please send any future correspondence to my attention: Jacqueline Jarvis Jones, Bank of America Corporation, NC1-007-20-01, 100 North Tryon Street, Charlotte, NC 28255.

Very truly yours,



Jacqueline Jarvis Jones
Associate General Counsel

cc: Ms. Rachel R. Cummings, Corporate Secretary


USA
2000-2004
US Olympic Teams

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:


John Jennings Garpo
PO Box 400151
Cambridge MA 02140-
0002

COMPLETE THIS SECTION ON DELIVERY

A. Signature John Jennings Crapo ☐ Agent ☑ Addressee

B. Received by (Printed Name) JOHN J. CRAPO

C. Date of Delivery 04 Oct 2004

D. Is delivery address different from item 1? ☑ Yes ☐ No
If YES, enter delivery address below: at 02140-9998 US Post Ofc

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number
(Transfer from service la 7002 0460 0001 9366 9126

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-1035

One Copy of Exhibits for Information of SEC

JOHN JENNINGS CRAPO. Pro Se
Shareholder proponent to
TO BANK of America Corporation
25 August 2004

Page one (01) of five (05) pp — Table of Contents my exhibits

MORE

J. J. CRAPO to BNK of America
cont. of table of contents
p. two (02) 25 aug 2004 of first rec.
25 aug 2004

thirty (30) round trip rail travel
14 aug 2004
to
thirty-five (35) ITinary schedule
thirty-six (36) Boston Globe
aug 10 2004
thirty-seven (37) Law aims Steele
Storage charges
thirty-eight (38) NSTAR, 11 Aug 2004
of
Ms ELIZABETH CHILDS
Hon Commr ~~25~~ 18
thirty-nine (39) Aug 2004
of
MR DEAN
B Herald 07 Aug 2004
Forty (40) of Embrace of USA
SENATOR McCAIN, etc
11 Aug 2004
Forty one (41) of MR Joseph L. O'HARE
B. Herald aug 07 & 10
2004
Ms theresa HOPF
B. Globe Aug 10 2004
Forty-two (42) of B. SUND Herald
Forty-three (43 of
Forty-four (44 of Aug 08 2004
Mr Henrique Meirelles
BNK OF New England
corporation
Forty-five (45 of 08 Aug 2004
Mr Coleman Hicks of
Boston
B. Herald Sunday
Forty-six (46) of Mr John F Kerry
Forty-seven (47) of Mr George BUSH
Atty NY Lois MARTIN
Boston Globe 17 Aug 2004
Forty-eight (48) of B. Globe "Oil Prices
fall..."
17 Aug 2004

More:

J.J. CRAPO to BNK OF AMERICA
cont of table of content
25 Aug 2004
P. Four (04) of five (05) pp
Wainwright Bank

#66 to 69 memo to sell SVCP
copy cert
receipt.

#70 - OF Dunkin Donuts

#71 OF B. Herald Aug 28
MR Kerry. 2004
actors. receive
Dunkin Donuts

#72 OF Boston Herald
7 Eleven
Aug 27 2004.

#73 OK US immigration court

#74 OF Someone's case
Orders.

#75 OF → Aug 27 2004
Boston Herald
MR McNulty
MR Kerr

#76 OF Holiday INN
8/23/04

#77 OF memo to say

#78 OK Holiday INN
MY Notations.

#79 OF Back of

#80 OF calculation

#81 OF Calculation

#82 OF DRR- 7003 1680 0000

#83 OF receipts 5804 0037

84 12.00

85 15.00

86 15.00
13.50

J. J. CRAPO to BNK OF AMERICA
cont. of table of contents
25 aug 2004

p. three (03) of five (05 pp)

Forty-nine (49) of	B. Globe 17 Aug 2004 Hon JUDGE Who "Over saw Key Corporate cases...
Fifthy (50) of	B. Globe 18 Aug 2004 LWYR "Wants to keep representing poor but can't...
fifthy one (51) of	update B. Globe Aug 18 2004 SJC
fifty-two (52) fifty-three (53) of	orders lawyers appointed...
54 of 55 of 56 of 57 of	BNK of AM. SJC orders lawyers appted
fifty-eight (58)	Boston Globe aug 11 2004 MR Henrique Meirelles Mr Joseph L. O'Hare JR
Fifthy-nine (59)	B. Globe 28 Aug 2004 body builder Helmut Schultz 26 Aug 2004
Sixty (60) to #63	cambridge [illegible] Families ... denied rentals Tree falls... code violations endorsements
an #64	B. Globe Aug 28 2004 electrocution
#65	B. Herald 28 Aug 2004 "SWIFTboat..."



~~more~~ MORE

J. J. CRAPO to BNK OF America
cont. my table of contents
25 Aug 2004
P. [illegible] five (05) of five pp.

133 exhibits
5 table cont. ent
138

#87 Elevators - corridors - doors
to curbs - benches
95 Et Cetera
96 BGlobe STAT TRES Hom
97 Honorable Mr Cahill Threatens
aug 26 2004
98 Son of late Former Commissioner of the SEC barred from FLYING from Home to his job at the U.S. House of Senators. BGlobe aug 20 2004
99 DKT# 5376-04 S
5376-04 S
dte 07/06/04

~~133~~
4
~~137~~

100 same as #99
101 my letters, etc to
to Pine street INN, etc
113 Human Resources Dept
to 09 July 2004
116 Hon US Tx Court
117 Pine strt INN homeless man's shelter
118 26 Aug 2004
119 Vandalism, disruption
to "OUT OF Service" (???)
132 Uphill Benches defective cart corridor competition - intimidation thunderstorm to downtwn, inconvenience
133 17 aug 2004 Stat OFC of Consumer affairs

25 Aug 2004
#one/01) OF

AUGUST 29, 2004 BOSTON SUNDAY HERALD

A deal with lots of promise

It took quite a few promises from Bank of America last November to win popular support here for its takeover of FleetBoston Financial Corp. Now, four months after the $47 billion deal closed, state and federal officials are calling on the North Carolina company to stand by its word.

John Jennings CRAPO, pro so

Bank of America



BANK OF AMERICA CEO KEN LEWIS

	THE PROMISES	THE REALITIES
1	Bank of America would maintain FleetBoston's "current" level of workers in New England — a number that stood at 21,000 last fall, according to bank officials.	After the deal closed, Bank of America said New England's work force would be pegged to April 1 payroll figures, not last fall's "current" numbers. The bank will not release the April 1 payroll numbers.
2	Eugene McQuade, the No. 2 man at Fleet, would be the new president of Bank of America.	McQuade left Bank of America three months after the merger, with a $25 million retirement and severance package.
3	Seven of Bank of America's 19 directors would be Fleet appointees.	Only six directors are now FleetBoston appointees, following McQuade's departure in June. Bank of America has not said whether it will fill McQuade's post.
4	Bank of America would not lay off "customer-facing" personnel due to lack of branch overlap between BofA and Fleet.	Bank of America fired as many as 1,000 Northeast branch employees earlier this month.
5	Bank of America would locate the headquarters of six units in Boston after the merger: small business, leasing, Latin American business oversight, premier banking, asset-based lending, and wealth management and investment.	Only two of the six units — premier banking and wealth management and investment — can be said to be headquartered in Boston today, based on Bank of America's own definition of what constitutes a headquarters.

Sources: Herald research; Bank of America statements

STAFF GRAPHIC BY JEFF WALSH

TWO(02) Advertising, Ms Valerie Craig
25 aug 2004
TWO(02)OF
JOHN J. CRAPO, pro se. AA.ABE

Valerie Craig

3 Foster St. #1, Boston, MA 02109 • 617.723.3121 • • northendval@hotmail.com
Colby College, B.A. '99 • Appraiser Trainee, License #101503 • Real Estate Sales License #9064764

Professional Profile: *Strategic thinker with strong work ethic committed to creating a work environment that* meets 100% satisfaction for both clients and managers through teamwork, high performance of multi-tasking and detail oriented follow through via professional and technical expertise.

Professional Experience:
Management: I have managed employees in small business, academic, political, bureaucratic and volunteer situations. I've worked diligently to foster an environment of teamwork and respect that allows employees to learn and grow while at the same time providing a quality product in an efficient manner.

Operational: As Operations Manager at the Department of Public Health, I performed ongoing needs assessment and designed efficient systems to further enhance productivity, including a better system for interviewing and hiring good quality employees. I scheduled meetings and conferences for the entire Bureau, as well as travel arrangements including international travel with complicated itineraries for delegations to/from South Africa. While at Colby College, in both Performing Arts and Summer Programs, I managed the logistics of marketing/housing/hosting 5,000 summer guests attending a spectrum of 50 programs per summer, and between 30-50 theatrical productions within an academic year, including more international travel arrangements.

Government: I am experienced at multiple levels of government; as a candidate, a campaign chair, an advocate, a legislative aide in both minority and majority offices, and ultimately as an elected official acting as second in command in administratively managing the Maine Senate. As a campaign chair, I managed all aspects of the campaign for a liberal candidate in a historically conservative district. I created a voter database and was involved in all of the campaign strategy and all press issues. As a result, for the first time in 80 years, a democrat won this district race. As a legislative aide, I handled constituency requests and addressed all of the research and written needs for the leadership as well as other senators.

Administrative: While at Public Health, I assisted in production, editing and coordination of major federal grants and acted as liaison between state/federal officials in exchanging information and problem resolution. I also developed and monitored tracking systems, data collection, marketing campaigns and fiscal work involving multiple budgets. Similarly, at Colby, much attention was spent on marketing and managing of multiple budgets for a variety of programs. I managed all aspects of theatrical production including contract negotiations, audience development and scheduling of all classes, rehearsals and production work. In both environments I also provided administrative support to numerous faculty and managers, all with competing priorities.

Work History:
The Druker Co., Atelier 505 Building Manager Assistant • June 2004
North End Art Gallery, retail sales •July 2000-current
Department of Public Health, Boston, Operations Manager •2000-2003
Colby College: Performing Arts Dept. • Summer Programs • Special Collections • 1990-2000
Maine Statehouse: Human Resources Committee • 1993 • **Campaign Chair** for House Candidate • 1992
Maine State Senate **[twice elected] Assistant Secretary** • 1982-1985 • Senate Minority Leadership staff • 1980–1982 • House Majority Leadership staff • 1978-1980 • **Maine State Senate Candidate** • 1980
Winter's Inn/Le Papillon Restaurant, Manager •1989
You Know Whose Pub, Manager•1985-1989
George Mitchell Beverage Co., Owner/Manager •1980

COMMUNITY EXPERIENCE & ASSOCIATIONS

Home for Little Wanderers, Board
Blaine House Conference on Families
Blaine House Conference on Children
Community Action Agency, Board
Women's Lobby, Board
Women's Business Development Corp.
Family Planning Association, Board
Women's Legislative Agenda
Notary Public
Meals on Wheels
Alliance for Mentally Ill

Three(03) of
25 aug 2004

USA WEEKEND

AUGUST 27-29, 2004

John J. CRAPO, PRO SE
age 67 years of AGE


BUSH

Q: Has the president's nephew, George P. Bush, finished law school yet? Will he work on his uncle's campaign?

EULA HARRIS, *Palm Springs, Calif.*

Yes. The 28-year-old son of Florida Gov. Jeb Bush finished law school at the University of Texas in 2003, then clerked for a U.S. District Court judge in Dallas. On Aug. 7, he married his law school girlfriend, Amanda Williams. "P," as his family calls him, is stumping for his uncle, targeting the Gen-X, Gen-Y and Latino votes (his mother is Mexican). This fall, he'll practice corporate law in Dallas, a good move for a politician in the making.

JJC/jjc

GREATER BOSTON & NEW ENGLAND

BOSTON TODAY	MONDAY	TUESDAY	WEDNESDAY	THURSDAY
85°/69° Partly sunny, humid	83°/68° Partly sunny, t-storms	81°/63° Chance of morning t-storms	76°/62° Mostly sunny, pleasant	77°/63° Mostly sunny, pleasant



Montpelier 73/62
MAINE
Lebanon 79/63
N.H.
Portland 77/64
NEW YORK
VT.
Manchester 87/68
Nashua 85/66
Albany 81/66
Worcester 83/67
Boston 85/69
Springfield 86/67
MASSACHUSETTS
Providence 87/70
Hyannis 82/70
Hartford 87/69
R.I.
New Bedford 83/67
CONNECTICUT

YESTERDAY

TEMPERATURES (5 PM EDT)	
High	90
Low	70
Mean	80
Departure	+10
Aug. High	90
Aug. Low	56
2004 High	93
2004 Low	-7

RECORDS FOR AUG. 29	
HIGHEST	96 in 1953
LOWEST	47 in 1986

PRECIPITATION (INCHES)	
24-hour total	0.00
Aug. total	4.03
Departure from normal	+0.99
2004 total	28.34
Departure from normal	+1.11

COOLING DEGREE DAYS	
Degree days	15
Aug. total	195
Season total	524
Last season	690
30-year normal	677

A cooling degree day figure, a measure of fuel consumption, indicates how far the mean temperature was above 65.

MARINE FORECAST

Wind: Winds southwest at 10 to 15 knots.
Seas: 2-4 feet from Chatham to the Merrimack River to Watch Hill, R.I. Waves 1-2 feet on the Harbor.
Visibility: 3-6 miles with partly sunny and hazy.

John J. CRAPO. PRO SE

WORLD

City		City	
Acapulco	87/77 t	Moscow	73/52 pc
Athens	90/67 s	Nairobi	83/56 pc
Bangkok	93/72 t	Nassau	88/76 pc
Barbados	88/80 pc	Paris	65/53 sh
Berlin	66/55 sh	Quebec	70/59 t
Bermuda	88/75 pc	Rio	82/70 pc
Brussels	67/54 sh	Rome	83/62 pc
Buenos Aires	63/51 s	San Juan	89/78 pc
Cairo	98/74 s	Seoul	81/65 t
Copenhagen	65/52 sh	Tel Aviv	89/74 pc
Curacao	89/75 t	Tokyo	82/70 t
Dublin	65/52 sh	Toronto	73/68 t
Frankfurt	65/53 sh	Vancouver	70/54 pc
Guadalajara	80/55 t	Vienna	68/54 sh
Helsinki	65/56 pc		
Hong Kong	89/76 t		
Jerusalem	88/68 pc		
London	64/55 sh		
Madrid	87/56 pc		
Mexico City	73/55 t		
Montreal	72/64 t		

Legend: s-sunny, pc-partly cloudy, c-cloudy, sh-showers, t-thunderstorms, r-rain, sn-snow, i-ice, w-windy.

TODAY'S TIDES

Location	Time	Location	Time
Greater Boston area	11:16 AM	Lynn	11:26 AM
Barnstable	11:27 AM	Marblehead	11:16 AM
Bar Harbor	10:47 AM	Monomoy Pt.	11:58 AM
Bournedale	10:54 AM	Nantucket	12:21 PM
Chatham	12:32 AM	New Bedford	7:51 AM
Cape Cod E.	11:17 AM	Newport	7:44 AM
Dennisport	12:19 PM	Oak Bluffs	11:48 AM
Edgartown	12:13 PM	Old Orchard	11:09 AM
Falmouth	11:00 AM	Plum Island	11:21 AM
Hampton Bch	11:23 AM		

SUN & MOON

Sunrise	6:07 AM
Sunset	7:23 PM
Moonrise	7:37 PM
Moonset	5:10 AM
Length of day	13:16 hours
Day of year	242
Full Moon	Aug. 29 at 3:46 AM
New Moon	Sep. 14 at 4:27 AM

Full Moon Aug. 29 · Last Quarter Sept. 6 · New Moon Sept. 14 · First Quarter Sept. 21

BOSTON SUNDAY HERALD AUGUST 29, 2004

John J. CRAPO PRO SE
PO Box 400151
CAMBRIDGE MA 02140-0002

Five (05) of 25 Aug 2004

20 August 2004

Return Receipt Requested
mail piece # 7004 1160 0006 4318 9615
CMRRR

City of Cambridge (MA)
Hon Election Commission Board
ATTN Please Director of Elections
MS Teresa Neighbor or Successor
as acting Elections Director
51 INMAN STREET CAMBRIDGE MA

Re: please mail me at my P.O. Box my absentee ballot for the September calendar year PRIMARY

Dear Election Commissioners, Board Personnel, Director of Elections, Etc AND WARDENS, Clerks, ETC. and POLICE ON DUTY, ET CETERA, AND the Hon Secretary of STATE, office of State ELECTIONS, Honourable Members of the (Executive) Council, Etc

I'm an enrolled and registered Democratic Party Voter

I plan to be out of the City of Cambridge on Primary Day. Please mail me ~~voter~~ absentee ballot + other instructions c/o envelope etc at my PO BOX. You've me registered at Ten Agassiz Street 02140-2825 AND voter place at the former Peabody School.

Since I write I enclose to call to YOUR ATTENTION more

8. two (02) of two (02) pages six (06) of
20 Aug 2004 25 Aug 2004
from mr CRAPO
to City of Cambridge Elect Commr Hon BD.

copy my ruling decision of the Hon US
A Department of Veterans affairs
of 23 June 2004 AND copy of
Complaint Docket number letter
date Aug 17 2004 - ~~all in all~~
~~six (06) pages~~ of the DIVISION
of Professional Licensure ~~State of~~
~~Massachusetts~~. office of INVESTIGA-
TION State of Massachusetts
in all six (06) pages.

~~It's Been a~~
~~long day I got~~
~~up about 5AM~~
~~toilet and went~~
~~Back to bed about~~
~~3:30AM (or so)~~
~~and after then~~
~~was awake~~

Sincerely +
Hastily

John J Crapo NOW
3:15 PM.
PRO SE
Homeless Democratic Party
Voter. Non Practicing LCSW
etc

Encl: ~~Six~~ six (06)
JJC/jjc

Seven (07) OF



DEPARTMENT OF VETERANS AFFAIRS
Department of Veterans Affairs
JFK Federal Bldg
Government Center
Boston MA 02203



PAID

JOHN J. CRAPO

VA File Number
22 025 386

Rating Decision
June 23, 2004

INTRODUCTION

The records reflect that you are a veteran of the Peacetime. You served in the Army from May 22, 1959 to May 21, 1962. You filed a claim for increased evaluation for depressive neurosis and a new skin condition that was received on April 29, 2003. Based on a review of the evidence listed below, we have made the following decision(s) on your claim.

DECISION

1 . Evaluation of chronic paranoid schizophrenia, which is currently 50 percent disabling, is increased to 100 percent effective April 29, 2003.

2 . Evaluation of chrondroma, right tibia, which is currently 0 percent disabling, is confirmed and continued.

3 . Basic eligibility to Dependents' Educational Assistance is established from April 29, 2003, the date we received your claim.

4 . Service connection for skin condition is denied.

Eight(08) of

5 . Entitlement to special monthly compensation based on Aid And Attendance/Housebound, is denied.

EVIDENCE

- Veterans Claims Assistance Act (VCAA) Letter, dated July 22, 2003
- Correspondence with attachments, submitted by veteran, received April 29, 2003
- Correspondence with attachments, submitted by veteran received August 19, 2003
- VA Examination for depressive neurosis, QTC Medical Services, dated April 13, 2004
- VA Examination for chondroma, right tibia, QTC Medical Services, dated April 14, 2004
- VA Examination for skin condition, QTC Medical Services, dated August 15, 2003

REASONS FOR DECISION

1. Evaluation of chronic paranoid schizophrenia currently evaluated as 50 percent disabling.



PAID
PAID

We have increased the evaluation of chronic paranoid schizophrenia (previously considered as depressive neurosis) is increased to 100 percent disabling effective April 29, 2003.

At your recent VA examination your diagnosis was determined to be chronic paranoid schizophrenia. At the examination you were cooperative as much as you were able to be. You arrived dressed in a somewhat strange outfit and wheeling your belongings on a little cart. You are homeless at this time. You struggled in filling out your claimant medical history, had difficulty answering questions, and also answered in quite a tangential or confusing way. You had difficulty knowing why you were there. Much of the data on your history was quite confused. You could not state the beginning of your symptoms. Your symptoms included serious fatigue, pain, dizziness, distractibility, and irritability that you have all the time. You have been quite isolated for many years and the examiner could not tell whether your comments were delusional or factual. You were not a reliable historian. You were oriented; hygiene was poor; behavior was reasonable with no evidence of anger or violence; mood was flat and somewhat peculiar to the situation; and you described feelings melancholia and despondency at times. You denied impaired impulse control or unprovoked irritability or periods of violence. Your communication was quite abnormal in that you speech was tangential and quite difficult to follow. Your comments were illogical, obscure, irrelevant, and circumlocutory. You denied having panic attacks. It did not seem like you were hallucinating or hearing voices, and you denied that, but you seemed quite delusional constantly throughout the session. Your though processes were abnormal; judgment was poor; and your abstract thinking was quite impaired. You said you had problems with your memory and you need your record mmc (09) OP

"in order to remember". You denied suicidal ideations. You are presently untreated for this condition. You are homeless and unemployed and chronically totally disabled. You are unable to establish and maintain work and social relations. You have some difficulty understanding commands, and it does not seem at this moment that you are a danger you yourself or others. You do not seem to have a drug or alcohol abuse problem. You have a Global Assessment Functioning Scale (GAF) of 20 to 30.

You are able to manage your funds.

An evaluation of 100 percent is assigned from April 29, 2003. An evaluation of 100 percent is assigned whenever there is evidence of total occupational and social impairment, due to such symptoms as: gross impairment in thought processes or communication; persistent delusions or hallucinations; grossly inappropriate behavior; persistent danger of hurting self or others; intermittent inability to perform activities of daily living (including maintenance of minimal personal hygiene); disorientation to time or place; memory loss for names of close relatives, own occupation, or own name.

2. Evaluation of chrondroma, right tibia currently evaluated as 0 percent disabling.

We have confirmed and continued the evaluation of chrondroma, right tibia as 0 percent disabling.

Your VA examination, dated April 14, 2004, did not indicate enough change in your condition to warrant an increase at this time. Your posture and gait were within normal limits. Examination of the right tibia revealed normal findings. The x-ray showed the right tibia and fibula were within normal limits.

A noncompensable evaluation is assigned from May 22, 1962. A noncompensable evaluation is assigned unless there is: disfigurement; limitation of motion due to scarring; pain on examination of scars; frequent loss of covering of skin over scars; or impairment of function.

3. Eligibility to Dependents' Educational Assistance under 38 U.S.C. chapter 35.

We have established basic eligibility to Dependents' Educational Assistance from April 29, 2003,

Eligibility to Dependents' Educational Assistance is derived from a veteran who was discharged under other than dishonorable conditions; and, has a permanent and total service-connected disability; or a permanent and total disability was in existence at the time of death; or the veteran died as a result of a service-connected disability. Also, eligibility exists for a serviceperson who died in service. Finally, eligibility can be derived from a service member who, as a member of the armed forces on active duty, has been listed for more than 90 days as: missing in action; captured in line of duty by a

Jen/10/05

hostile force; or forcibly detained or interned in line of duty by a foreign government or power.

Basic eligibility to Dependents' Education Assistance is granted as the evidence shows the veteran currently has a total service-connected disability, permanent in nature.

4. Service connection for skin condition.

We have denied service connection for skin condition because this condition neither occurred in nor was caused by service.

Service connection may be granted for a disability which began in military service or was caused by some event or experience in service.

You indicated you have been suffering from a skin disease.

Your VA examination diagnosed a skin condition. You have a long-standing history of psoriasis with periodic outbreaks. At the time of the examination the condition was limited to your thighs.

Your Service Medical Records (SMRs) do not show you had this condition in service or received treatment for this condition while in service.



PAID

In order to grant service connection, three criteria are required: (1) there must be competent evidence of a current disability/medical diagnosis; (2) there is competent lay or medical evidence that a disease or injury was incurred in or aggravated by military service; and (3) there is medical evidence of a nexus or casual relationship between the in-service incurrence/aggravation and the current disability.

We took into consideration reasonable doubt. Reasonable doubt is the defined and consistently applied policy of the Department of Veterans Affairs to administer the law under a broad interpretation, consistent, however, with the facts shown in every case. When, after consideration of all procurable and assembled data, a reasonable doubt arises regarding service origin, the degree of disability, or any other point, such doubt will be resolved in favor of the claimant.

Reasonable doubt is not for application as the preponderance of the evidence is unfavorable.

Eleven (11) of

5. Entitlement to special monthly compensation based on Aid And Attendance/Housebound.

We have denied entitlement to special monthly compensation based on Aid And Attendance/Housebound.

Entitlement to an additional payment of compensation is established when service-connected impairment imposes a special level of disability. Entitlement to special monthly compensation is not warranted in this case because the criteria regarding Aid And Attendance/Housebound have not been met. {38 CFR 3.350}

Aid and attendance is payable for being so helpless (due to service connected disabilities) as to be permanently bedridden or in need of regular aid and attendance. Aid and attendance is defined as: inability to dress or undress, or to keep ordinarily clean and presentable; frequent need of adjustment of any special prosthetic or orthopedic appliances which by reason of the particular disability cannot be done without aid; inability to feed oneself through loss of coordination of upper extremities or through extreme weakness; inability to attend to the wants of nature; or physical or mental incapacity which requires care or assistance on a regular basis to protect the claimant from hazards or dangers incident to the daily environment. "Bedridden" means that condition which actually requires that the claimant remain in bed. Voluntarily taking to bed or the fact that a physician has prescribed rest in bed for the greater or lesser part of the day to promote convalescence or cure will not suffice. It is only necessary that the evidence shows that the claimant is so helpless as to need regular aid and attendance, not that there be a constant need. Determinations as to the need for regular aid and attendance will not be based solely upon an opinion that their condition is such as would require them to be in bed. They must be based on the actual requirement of personal assistance from others.

Housebound benefits are payable when the claimant is substantially confined, due to service connected disability(ies), to their dwelling and the immediate premises or, if institutionalized, to the ward or clinical areas, and it is reasonably certain that this is permanent. Housebound benefits are also payable for a single service connected disability rated as totally disabling with additional service connected disability(ies) independently ratable at 60 percent, separate and distinct from the totally disabling service connected disability.


PAID

REFERENCES:

Title 38 of the Code of Federal Regulations, Pensions, Bonuses and Veterans' Relief contains the regulations of the Department of Veterans Affairs which govern entitlement to all veteran benefits. For additional information regarding applicable laws and regulations, please consult your local library, or visit us at our web site, www.va.gov.

twelve (12) of



Commonwealth of Massachusetts
OFFICE OF CONSUMER AFFAIRS
DIVISION OF PROFESSIONAL LICENSURE
Office of Investigation

239 Causeway Street, Suite 400
Boston, Massachusetts 02114

GOVERNOR

KERRY HEALEY
LIEUTENANT GOVERNOR

BETH LINDSTROM
DIRECTOR, OFFICE OF CONSUMER AFFAIRS AND BUSINESS REGULATION

ANNE L. COLLINS
DIRECTOR, DIVISION OF PROFESSIONAL LICENSURE

August 17, 2004 

PAID

John Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Re: Complaint Docket Number: SW-05-003

Dear Ms. Crapo:

This is a formal request for a response to a complaint filed with the Massachusetts Board of Social Workers. Enclosed is a copy of the complaint. Please provide your typewritten response along with any relevant information to my attention to the address above.

Upon receipt of the requested materials, the board will discuss this matter and you will receive notification of the outcome by mail. If no response is **received before August 31, 2004** the case will go forward and decided based upon the information available.

If you have any questions or concerns feel free to contact me at 617-727-9991. If you need a copy of the board regulations you will find them on the division website at: www.mass.gov/reg.

Respectfully,

Kelly Puccio

Kelly Puccio
Supervising Investigator

Thirteen #8 (13) of

25 Aug '2004

UNITED STATES POSTAL SERVICE



First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

MR JOHN J. CRAPO, PRO SE, HOME-
LESS DISABLED VETERAN
PO BOX 400151
CAMBRIDGE MA 02140-0002

Fourteen (14) of
25 Aug 2004

MR JOHN J. CRAPO PRO SE
HOMELESS DISABLED VETERAN
PO BOX 400151
CAMBRIDGE MA 02140-0002

PS Form 3800, June 2002 (Revers

...for two years
...st-Class Mail® or Priority Mail®.
...ternational mail.
...D with Certified Mail. For ...d Mail.
...e requested to provide proof of ...e complete and attach a Return ...applicable postage to cover the ...ed". To receive a fee waiver for ...n your Certified Mail receipt is
...stricted to the addressee or ...or mark the mailpiece with the
...esired, please present the arti- ...postmark on the Certified Mail ...ith postage and mail.
...it when making an inquiry.
...ot available on mail

ADDRESS CORRECTION
~~PLEASE~~
REQUESTED

RETURN RECEIPT REQUESTED
CITY OF CAMBRIDGE
ELECTION COMMISSION BOARD
ATTN PLEASE DIRECTOR OF ELECTIONS OR
SUCCESSOR AS ACTING DIR OF ELECT
51 INMAN ST
CAMBRIDGE MA 02139-1732

Fifteen (15) of
25 aug 2004

CERTIFIED MAIL™



7004 1160 0006 4318 9615

7004 1160 0006 4318 9615

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

OFFICIAL USE

Postage	$
Certified Fee	
Return Reciept Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent To CITY OF CAMBRIDGE ELECTION COMMISSION BOARD ATTN PLEASE Director of ELECTIONS ~~OR SUCCESSOR AS ACTING DIR OF~~ ELECT.

Street, Apt. No.; or PO Box No. 51 INMAN ST

City, State, ZIP+4 CAMBRIDGE MA 02139-1732

PS Form 3800, June 2002 — See Reverse for Instructions

MR JOHN J. CRAPO PRO SE
HOMELESS DISABLED VETERAN
PO BOX 400151
CAMBRIDGE MA 02140-0002

ADDRESS CORRECTION
~~PLEASE~~
REQUESTED

Sixteen (16) of 25 Aug 2004

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS, FOLD AT DOTTED LINE

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

City OF CAMBRIDGE ELECTION
COMMISSION BOARD Attn
PLEASE DIRECTOR OF ELECTIONS
OR SUCCESSOR AS ACTNG DIR
OF ELECT
51 INMAN St
CAMBRIDGE MA
02139-1732

2. Article Number
(Transfer from service label) 7004 1160 0006 4318 9615

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☐ Agent ☐ Addressee

B. Received by (*Printed Name*) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☑ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (*Extra Fee*) ☐ Yes

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

Certified Ma
- A mailing rec
- A unique iden
- A record of de

Important Rem
- Certified Mail
- Certified Mail
- NO INSURAN valuables, ple
- For an additio delivery. To ob Receipt (PS F fee. Endorse m a duplicate ret required.
- For an additi addressee's a endorsement
- If a postmark cle at the pos receipt is ...

IMPORTANT: S
Internet access
addressed to A

Cambridge Chronicle

John J. CRAPO, pro se

THURSDAY, AUGUST 19, 2004

JJC/jjc

Seventeen (17) of 29 August 2004

Judge denies restrain order on Sullivan

By Amanda McGregor
CHRONICLE STAFF

A judge last week denied a court employee a restraining order against longtime clerk of courts and former Mayor Edward J. Sullivan amid allegations of physical threats and verbal abuse.

Assistant Clerk Philip Massa's request for a temporary restraining order alleges that Sullivan is belligerent and abusive, and asks that Sullivan be ordered to remain at least 20 feet away from Massa.

Massa and Sullivan both work at the Middlesex Superior Courthouse at 40 Thorndike St.

Both parties appeared last Wednesday afternoon in the Edward J. Sullivan Superior Courthouse, which is named after the defendant. Neither Massa, nor his lawyer, Michael Rubenstein, were available for comment.

Sullivan is uncle of current Mayor Michael Sullivan, who was present in court last Wednesday. Sullivan also served as mayor and a city councilor in the 1950s. He was last re-elected in 2000 to another six-year term at the helm of the clerk's office.

During the restraining order hearing, Sullivan's lawyer attacked Massa's work record, and provided affidavits from three assistant clerks that refute Massa's claims.

Massa has been employed as an assistant clerk since 1998. Sullivan's lawyer says Massa is trying to "embarrass" Sullivan, 83, who is serving his 45th year as Middlesex County Clerk of the Courts.

Lawyer William Dailey renounced claims of abuse and belligerence, and told the judge that a performance review of Massa's work turned up 295 deficiencies, including leaving the courtroom

MASSA, page 14



STAFF PHOTO BY KATE FLOCK

Edward J. Sullivan, clerk of courts, sits in the courthouse that bears his name during a hearing last week in which an employee sought a restraining order against him.

Eighteen (18) OF



RIPPED REP IN DRUNK DRIVE RAP

JOHN JENNINGS CRAPO, Pro Se

JJC/jjc 10:25 AM

Unruly pol nabbed in stop-and-go incident on Pike

STORY, HOWIE CARR: PAGE 5



STAFF PHOTO BY DOUGLAS MCFADD

PAUL L. KUJAWSKI: Charged with OUI, open and gross lewdness, disorderly conduct.

CVS PHARMACY
631 WASHINGTON ST., BOSTON, MA
PHARMACY: 338-0128 STORE: 338-1190
JOHN J. CRAPO PRO SE
REG#03 TRAN#7486 CSHR#358830 STR#5874

1 BOSTON GLOBE DAIL .50N
1 BOSTON HERALD .50N

2 ITEMS JJC/jjc
TOTAL 1.00
CASH 1.00
CHANGE .00



5587 4423 4748 6038

GET YOUR CVS EXTRACARE CARD

THANK YOU. SHOP ANYTIME AT CVS.COM!
AUGUST 21, 2004 9:09 AM

RETURNS WITH RECEIPT THRU 10/20/200

CVS PHARMACY
400 TREMONT ST., BOSTON, MA
PHARMACY: 542-2107 STORE: 542-4601
JOHN J. CRAPO, PRO SE
REG#01 TRAN#9687 CSHR#321918 STR#0307

1 NON-TAXABLE ITEM .50N
1 NON-TAXABLE ITEM .50N

2 ITEMS JJC/jjc
TOTAL 1.00
CASH 10.00
CHANGE 9.00



5330 7423 3968 7011

GET YOUR CVS EXTRACARE CARD

THANK YOU. SHOP ANYTIME AT CVS.COM!
AUGUST 20, 2004 8:57 AM

RETURNS WITH RECEIPT THRU 10/19/2004

Nineteen (19) OF

BOSTON Herald

AY, AUGUST 21, 2004 ■ 50 CENTS (75 CENTS 30 MILES OUTSIDE BOSTON)

RIPPED REP IN DRUNK DRIVE RAP

JOHN JENNINGS CRAPO Pro SE

JJC/jjc 10:25 AM

Unruly pol nabbed in stop-and-go incident on Pike

STORY, HOWIE CARR: PAGE 5



STAFF PHOTO BY DOUGLAS MCFADD

PAUL L. KUJAWSKI: Charged with OUI, open and gross lewdness, disorderly conduct.

CVS PHARMACY
631 WASHINGTON ST., BOSTON, MA
PHARMACY: 338-0128 STORE: 338-4190
JOHN J. CRAPO PRO SE
REG#03 TRAN#7486 CSHR#358830 STR#5874

1 BOSTON GLOBE DAIL	.50N
1 BOSTON HERALD	.50N
2 ITEMS	
TOTAL	1.00
CASH	1.00
CHANGE	.00

JJC/jjc



5587 4423 4748 6038

GET YOUR CVS EXTRACARE CARD

THANK YOU. SHOP ANYTIME AT CVS.COM!
AUGUST 21, 2004 9:09 AM

RETURNS WITH RECEIPT THRU 10/20/200

CVS PHARMACY
400 TREMONT ST., BOSTON, MA
PHARMACY: 542-2107 STORE: 542-4601
JOHN J. CRAPO, PRO SE
REG#01 TRAN#9687 CSHR#321918 STR#0307

1 NON-TAXABLE ITEM	.50N
1 NON-TAXABLE ITEM	.50N
2 ITEMS	
TOTAL	1.00
CASH	10.00
CHANGE	9.00

JJC/jjc



5330 7423 3968 7011

GET YOUR CVS EXTRACARE CARD

THANK YOU. SHOP ANYTIME AT CVS.COM!
AUGUST 20, 2004 8:57 AM

RETURNS WITH RECEIPT THRU 10/19/2004

BOSTON
erald
AY, AUGUST 21, 2004 ■ 50 CENTS (75 CENTS 30 MILES OUTSIDE BOSTON)

RIPPED REP IN

JOHN JENNINGS CRAPO, PRO SE

DRUNK

JJC/JJC 10:25 AM

DRIVE RAP



~~twenty (20) of~~
twenty-one (21) of
25 Aug 2004

BOSTON
erald
AY, AUGUST 21, 2004 ■ 50 CENTS (75 CENTS 30 MILES OUTSIDE BOSTON)

RIPPED REP IN DRUNK DRIVE RAP

JOHN JENNINGS CRAPO, PRO SE

JJC/jjc 10:25 AM



BOSTON Herald
...AY, AUGUST 21, 2004 • 50 CENTS (75 CENTS 30 MILES OUTSIDE BOSTON)

RIPPED REP IN DRUNK DRIVE RAP

JOHN JENNINGS CRAPO, PRO SE

JJC/jjc 10:25 AM

25 Aug 2004
[illegible]

"SAFETY CAP" Please check the cap for your own assurance before purchasing. You should only purchase if the cap and neckband are intact.

Refrigerate After Opening
Pasteurized

Contains 27% Cranberry Juice
No Artificial Flavorings, Preservatives or Colorings

Nutrition Facts
Serving Size 8 fl oz (240 mL) 1 cup
Servings Per Container 2

Amount Per Serving	
Calories 130 Calories from Fat 0	
	% Daily Value*
Total Fat 0g	**0%**
Sodium 35mg	**1%**
Potassium 30mg	**1%**
Total Carbohydrate 33g	**11%**
Sugars 33g	
Protein 0g	
Vitamin C 100% • Iron 2%	

Not a significant source of saturated fat, trans fat, cholesterol, dietary fiber, vitamin A or calcium.

*Percent Daily Values are based on a 2,000 calorie diet.


Ocean Spray
16 fl oz (473 mL)
Cranberry Juice Cocktail
from Concentrate

www.oceanspray.com
Comments: 1-800-662-3263
M-F 9am-4pm (est)

INGREDIENTS: Filtered Water, Cranberry Juice (Cranberry Juice from Concentrate and Cranberry Juice), High Fructose Corn Syrup, Ascorbic Acid (Vitamin C)

Manufactued and Distributed by: **Ocean Spray Cranberries, Inc.** A Grower Cooperative, Lakeville-Middleboro, Massachusetts 02349 USA
Product of USA

CA CASH REFUND

ME 5¢ DEP

22904000 W-45

0 31809 2 1


Ocean Spray
16 fl oz (473 mL)
Cranberry Juice Cocktail
from Concentrate

Refrigerate After Opening
Pasteurized

"SAFETY CAP" Please check the cap for your own assurance before purchasing. You should only purchase if the cap and neckband are intact.

John J. Crapo, [illegible]
Twenty-three (23) oz

BOSTON Herald
SATURDAY, AUGUST 21, 2004 ■ 50 CENTS (75 CENTS 30 MILES OUTSIDE BOSTON)

RIPPED REP IN

JOHN JENNINGS CRAPO, PRO SE

Twenty fourth (24) OF

Twenty-five (25) of

Restraining order against Sullivan denied

John J. Crapo pro se

MASSA, *from page 1*

floor during one of his assigned court sessions.

"[Massa] was not doing his job. Things were not right," said Dailey. "Mr. Sullivan is being deluged with complaints [about Massa] from all around. I think we have to look at this for what it is. If it's an effort to embarrass Mr. Sullivan, he has an awful lot of support in this court house."

Massa's attorney, Michael Rubenstein, alleged Sullivan filed false complaints and unfounded reprimands in Massa's employment files. Rubenstein said his client is "in fear of imminent bodily harm." He also attacked the testimony of the assistant clerks.

"These [clerks] are friends," said Rubenstein after Dailey's testimony. "Half the people who are working in this building [are friends of Sullivan]."

"Half the people who are working in this building [are friends of Sullivan]."

Michael Rubenstein, Philip Massa's attorney

JJC///c

Waltham District Court Judge David Flynn was assigned to the case due to the potential conflict of interest.

Massa, who is in his 30s, alleged that Sullivan has screamed at him and called him a "guinea." Dailey refuted Massa's claims that Sullivan threatened to hit him. Rubenstein conceded that there were no witnesses to that incident, but insisted Sullivan threatened Massa.

"Sullivan threatened to slap my client in the face," said Rubenstein. "They were alone in Mr. Sullivan's office. I don't see how someone could witness that."

Sullivan's team presented signed affidavits espousing the defendant's innocence, including an affidavit from First Assistant Clerk Whitney Brown, who Massa cited as a witness to Sullivan's alleged abuse. Brown attended the hearing.

"[Massa takes] a number of vacation days, with all sorts of excuses," said Dailey. "One of the judges sent a letter to Mr. Sullivan noting the deficiency [of Massa's performance]... There are absences because the dog is sick, because the fiancé has an accident ... dental appointments ... all sorts of things."

"I understand that Mr. Massa is a young man and Mr. Sullivan is not," said Rubenstein, "...[but] my client is in fear that at some point [Sullivan's] going to take a swing at him or throw something at him."

Following the hearing, Judge Flynn rejected Massa's request for temporary restraining order which Massa filed on July 29.

Contact Amanda McGregor at amcgregor@cnc.com.

#Events - 24(26) OF


BOSTON
Herald

FRIDAY, AUGUST 20, 2004 • 50 CENTS (75 CENTS 30 MILES OUTSIDE BOSTON)

John J. CRAPO, PRO SE

FINNERAN'S CREDIT CARD SPREE

JJC/jjc

- $6,300 for Sox tickets
- $4,426 Washington bash
- $4,244 Hawaiian junket
- $3,909 Christmas party
- $3,906 at Locke-Ober

SPEND-HAPPY SPEAKER: PAGE 5



HOUSE SPEAKER THOMAS M. FINNERAN

THE BOSTON GLOBE FRIDAY AUGUST 20 2004


ROMNEY
for Governor
HEALEY

GLOBE STAFF FILE PHOTO/ESSDRAS M SUAREZ

Democratic rivals and Republican allies agree that Lieutenant Governor Kerry Healey has made great gains since her 2002 primary victory.

Growing into the role of Republican stalwart

Observers see Healey as paying dividends

By Frank Phillips
GLOBE STAFF

One cold day in February 2003, Lieutenant Governor Kerry Healey came to Lynn to explain the Romney administration's plan to cut aid to cities and towns. Mayor Edward J. "Chip" Clancy greeted her amiably, ushering her into his office, closing the door, and chatting sympathetically about how he, as a former legislator, understood the difficulties of balancing budgets.

Healey was delighted with the greeting.

But suddenly Clancy halted the niceties and told Healey that she would have to endure "five minutes of hell." As a confused Healey looked on, Clancy swung open two doors to his office, came back to his desk, and pounded his fist. Raising his voice, he expressed outrage at the governor's plan to cut local aid, a message that reverberated in full earshot of numerous aides and city officials.

Then Clancy shut the door and politely ended the meeting with some more chitchat.

"When she showed up that first day, she was as green as grass," Clancy remembered.

She's not so green anymore. These days, Healey is still doing political chores for the administration, visiting cities and towns, pushing the governor's policies, trying to build the Republican Party. But more and more, the role seems to suit her and to be paying off for Republicans, who

KERRY HEALEY, Page B6

FRIDAY, AUGUST 20, 2004

#Twenty-eight (28) OF

THE BOSTON GLOBE

JOHN J. CRAPO, pro se

No-fly list almost grounded Kennedy, he tells hearing

By Charlie Savage
GLOBE STAFF

WASHINGTON — A ticket agent with US Airways tried to prevent Senator Edward M. Kennedy, Democrat of Massachusetts, from boarding a shuttle in March because his name showed up on a Department of Homeland Security "no-fly" terrorist watch-list, Kennedy told a committee hearing yesterday.

Although he eventually was allowed onto the flight when a high-level supervisor recognized him, Kennedy said during a Senate Judiciary Committee hearing on border security, the same thing occurred the next time he tried to fly.

"I said, 'I've been getting on this plane for 42 years,'" Kennedy remarked to laughter. "'Why can't I get on the plane back to Washington?'"

A Kennedy spokesman, David Smith, said the senator was halted by the no-fly list three times before his staff called the Transportation Security Administration. Although the TSA assured Kennedy's staff that the problem would be taken care of, the senator was halted by the no-fly list on several more occasions.

Finally, in early April, Homeland Security Secretary Tom Ridge called Kennedy to apologize, and the problem stopped.

"He told the story to underscore the point that . . . if a member of Congress is having this much trouble getting a name off the list that doesn't belong there, then what kind of problems are citizens having?" Smith said.



Senator Edward M. Kennedy was repeatedly stopped at the airport.

The American Civil Liberties Union filed suit in April seeking to force the TSA to develop a resolution for people mistakenly singled out for screening.

Amy Von Walter, a TSA spokeswoman, said the incidents did not mean Kennedy was considered a terrorism risk. Rather, it meant someone else who had a similar name or used an alias similar to the senator's name had prompted concern.

"Senator Kennedy is not and has never been on the no-fly list," Von Walter said.

She said a citizen who experiences a similar problem can contact the department's Ombudsman Office.

Asked whether the addition of "Edward Kennedy" to the no-fly list could have been a prank aimed at the senator, Von Walter said, "Absolutely not."

BOSTON Herald

FRIDAY, AUGUST 20, 2004 ■ 50 CENTS (75 CENTS 30 MILES OUTSIDE BOSTON)

FINNERAN'S CREDIT CARD SPREE

- $6,300 for Sox tickets
- $4,426 Washington bash
- $4,244 Hawaiian junket
- $3,909 Christmas party
- $3,906 at Locke-Ober

SPEND-HAPPY SPEAKER: PAGE 5



HOUSE SPEAKER THOMAS M. FINNERAN

AMTRAK

B Ticket Coupon 01 of 01 C

I acknowledge receipt of ticket(s) and agree to accept billing to the credit card identified below.

SIGN HERE

Date of Issue	Place of Issue	Res. #
14AUG04	BOS	11838D

Name of Passenger: CRAPO/JOHN

From BOSTON SOU STA,MA
To WASHINGTON,DC

Carrier	Train	Riders	Type Rider	Date	Status
2V	67	1	1E	04SEP04	OK 0945P

Not Valid Before/After: 04SEP/02MAR05
Accom: YD RESERVD COACH

Endorsement/Restrictions
SENIOR CITIZEN - ID REQUIRED
VALID PHOTO ID REQUIRED
ONE-WAY OFF-PEAK SPECIAL FARE -- NO STOPOVERS
NO TRVL 9A-659P FR&SU. 5JUL. 6SEP. 11OCT -- TRVL OK ALL DAY 4JUL. 5SEP. 10OCT
ASK FOR RESTRICTIONS
XV R75.65

Form of Payment: IK XXXXXXXXXXXX0483 CRAPO/JOHN

Rail Fare	$75.65
Accom Charge	$.00
Total Charge	$75.65

Fare Plans: YOTC
Pricing Pts: BOS-WAS
Tkt. Ptr.: P48D

0976554686643
2274133222587

NRPT 97 STOCK CONTROL NO. TKT NO - DO NOT MARK OR STAMP IN WHITE AREA

REV. 12-03 PRINTED IN U.S.A. BY MAGNETIC TICKET & LABEL CORP., DALLAS, TX

Passenger Receipt

AMTRAK Riders 1 Baggage
Name of Passenger: CRAPO/JOHN
From BOSTON SOU STA,MA
To WASHINGTON,DC
Carrier 2V Train 67 Date 04SEP04
Accom YD RESERVD COACH
Form of Payment IK 0483
Fare Plans $75.65
Accom Charge $.00
Total $75.65
QTC
Ticket Number 2274133222587 No. 01 of 01
Date of Issue 14AUG04 Reservation # 11838D
PASSENGER RECEIPT

AMTRAK

B Ticket Coupon 01 of 01 C

I acknowledge receipt of ticket(s) and agree to accept billing to the credit card identified below.

SIGN HERE

Date of Issue	Place of Issue	Res. #
14AUG04	BOS	11838D

Name of Passenger: CRAPO/JOHN

From WASHINGTON,DC
To BOSTON SOU STA,MA

Carrier	Train	Riders	Type Rider	Date	Status
2V	66	1	1E	05SEP04	OK 1000P

Not Valid Before/After: 05SEP/03MAR05
Accom: YD RESERVD COACH

Endorsement/Restrictions
SENIOR CITIZEN - ID REQUIRED
VALID PHOTO ID REQUIRED
ONE-WAY OFF-PEAK SPECIAL FARE -- NO STOPOVERS
NO TRVL 9A-659P FR&SU. 5JUL. 6SEP. 11OCT -- TRVL OK ALL DAY 4JUL. 5SEP. 10OCT
ASK FOR RESTRICTIONS
XV R75.65

Form of Payment: IK XXXXXXXXXXXX0483 CRAPO/JOHN

Rail Fare	$75.65
Accom Charge	$.00
Total Charge	$75.65

Fare Plans: YOTC
Pricing Pts: WAS-BOS
Tkt. Ptr.: P48D

0976554686654
2274133222595

NRPT 97 STOCK CONTROL NO. TKT NO - DO NOT MARK OR STAMP IN WHITE AREA

REV. 12-03 PRINTED IN U.S.A. BY MAGNETIC TICKET & LABEL CORP., DALLAS, TX

Passenger Receipt

AMTRAK Riders 1 Baggage
Name of Passenger: CRAPO/JOHN
From WASHINGTON,DC
To BOSTON SOU STA,MA
Carrier 2V Train 66 Date 05SEP04
Accom YD RESERVD COACH
Form of Payment IK 0483
Fare Plans $75.65
Accom Charge $.00
Total $75.65
QTC
Ticket Number 2274133222595 No. 01 of 01
Date of Issue 14AUG04 Reservation # 11838D
PASSENGER RECEIPT

thirty-one (31) of J.J. CRAPO. pro se



Amtrak is a registered service mark of the National Railroad Passenger Corporation.

Reservation
Cancellation Code

Passenger Receipt

This ticket is void if passenger receipt and ticket are detached

Make your travel experience
on Amtrak® more rewarding.

Enroll in Amtrak Guest Rewards® to earn points for free travel and other exciting rewards. Enroll online at www.amtrak.com.


AMTRAK
guest rewards®

Visit www.amtrak.com today!

Make your reservations online where lower fares may be available.

Summary of Conditions of Contract: This ticket is valid for carriage or refund for twelve months after date of issue unless otherwise specified. This ticket is a contract of carriage between Amtrak and the ticket holder which is subject to specific terms and conditions. Those terms and conditions are available for inspection at Amtrak ticket counters or on the Amtrak Web site at www.Amtrak.com, or may be requested by calling 1-800-USA-RAIL. **Tickets sold for a non-Amtrak service are subject to the tariffs of the providing carrier.**



Amtrak is a registered service mark of the National Railroad Passenger Corporation.

Reservation
Cancellation Code

Passenger Receipt

This ticket is void if passenger receipt and ticket are detached

Make your travel experience
on Amtrak® more rewarding.

Enroll in Amtrak Guest Rewards® to earn points for free travel and other exciting rewards. Enroll online at www.amtrak.com.


AMTRAK
guest rewards®

Visit www.amtrak.com today!

Make your reservations online where lower fares may be available.

Summary of Conditions of Contract: This ticket is valid for carriage or refund for twelve months after date of issue unless otherwise specified. This ticket is a contract of carriage between Amtrak and the ticket holder which is subject to specific terms and conditions. Those terms and conditions are available for inspection at Amtrak ticket counters or on the Amtrak Web site at www.Amtrak.com, or may be requested by calling 1-800-USA-RAIL. **Tickets sold for a non-Amtrak service are subject to the tariffs of the providing carrier.**

Amtrak and Amtrak Guest Rewards are registered service marks of the National Railroad Passenger Corporation.

Shut. two (32) of
J. J.
CRAPO.
pro se

```
QU P43D

.P35D  141241

RESERVATION NUMBER IS 11838D
1/CRAPO/JOHN
TRAIN:  67              DATE          TIME       TYPE/ROOM#/CAR#
LV   BOSTON SOU STA     04SEP          945P      1YD
AR   WASHINGTON         05SEP          700A
TRAIN:  66
LV   WASHINGTON         05SEP         1000P      1YD
AR   BOSTON SOU STA     06SEP          815A

14AUG 1241 ARK  ACP013
@NNNN
```

Shade on this that fails to show on copy

thirty-three (33) of
J. CRAPO

```
QU P43D
.P35D  141241
RESERVATION NUMBER IS 11838D
1/CRAPO/JOHN
TRAIN:  67                   DATE          TIME        TYPE/ROOM#/CAR#
LV   BOSTON SOU STA          04SEP          945P       1YD
AR   WASHINGTON              05SEP          700A
TRAIN:  66
LV   WASHINGTON              05SEP         1000P       1YD
AR   BOSTON SOU STA          06SEP          815A

14AUG 1241 ARK  ACP013
@NNNN
```

Shuts-Jons (34) OF

J. J. CRAPO [illegible]

AMTRAK

Newport News–Washington–Boston

EFFECTIVE APRIL 26, 2004

Form W4/400M Stock No. 02-3040

Train Number ▶		66	2190	190	2150	170	160
Days of Operation ▶		Daily	Mo-Fr D	Daily	Mo-Fr D	Mo-Fr D	SaSu C
On Board Service ▶		B R (baggage)	B R ✪	B	B R ✪	B R	B
Newport News, VA	Dp						
Williamsburg, VA							
Richmond, VA-Main St. Sta							
Richmond, VA	Ar Dp						
Ashland, VA			Acela Express		Acela Express		
Fredericksburg, VA							
Quantico, VA							
Woodbridge, VA							
Franconia-Springfield, VA							
Alexandria, VA							
Washington, DC	Ar Dp	10 00P		3 00A	5 00A	5 05A	5 25A
New Carollton, MD		10 12P				R 5 16A	R 5 36A
B.W.I. Airport, MD		10 30P				5 32A	5 52A
Baltimore, MD		10 45P		3 38A	5 31A	5 46A	6 07A
Aberdeen, MD				4 01A			
Wilmington, DE		11 36P		4 30A	6 13A	6 32A	6 53A
Philadelphia, PA-30th St. Sta.		12 30A		5 [illegible]4A	6 [illegible]	[illegible]	7 [illegible]A
Trenton, NJ		1 05A		5 44A	7 02A		7 45A
Metropark, NJ		1 32A					8 06A
Newark Intl. Airport, NJ				6 15A			8 17A
Newark, NJ		1 51A		6 22A	7 31A	7 52A	8 25A
New York, NY	Ar Dp	2 15A 3 15A	7 00A	6 40A 7 05A	7 48A 8 03A	8 10A 8 30A	8 45A 9 00A
New Rochelle, NY						8 57A	9 27A
Stamford, CT		4 04A	7 43A	7 52A	8 46A	9 18A	9 48A
Bridgeport, CT						9 42A	10 12A
New Haven, CT	Ar Dp	4 55A 5 25A	8 26A	8 36A 8 38A	9 29A	10 06A 10 08A	10 36A 10 38A
Old Saybrook, CT		5 56A		9 07A			11 07A
New London, CT		6 15A		9 27A		10 53A	11 27A
Mystic, CT				9 39A			11 39A
Westerly, RI		6 36A		9 49A			11 49A
Kingston, RI		6 51A		10 04A		11 24A	12 04P
Providence, RI		7 30A	L 9 49A	10 26A	L 10 52A	11 45A	12 26P
Route 128, MA		D 7 57A	D 10 15A	D 10 54A	D 11 18A	D 12 24P	D 1 04P
Boston, MA-Back Bay		D 8 10A	D 10 24A	D 11 05A	D 11 28A	D 12 35P	D 1 15P
Boston, MA-South Sta.	Ar	8 15A	10 30A	11 10A	11 33A	12 40P	1 20P

Train Number ▶		2166	194	2168	94	2256	2170
Days of Operation ▶		Mo-Fr D	SaSu C	Mo-Fr D	Mo-Fr D	Su C F	Mo-Fr D
On Board Service ▶		B R ✪	B R	B R ✪	B R	B R ✪	B R ✪
Virginia Beach, VA	Dp		(bus) 6 55A		(bus) 7 00A		
Norfolk, VA			(bus) R 7 35A		(bus) R 7 40A		
Newport News, VA	Ar Dp		(bus) R 8 45A 9 00A		(bus) R 8 50A 9 20A		
Williamsburg, VA		Acela Express	9 26A	Acela Express	9 46A	Acela Express	Acela Express
Richmond, VA-Main St. Sta			10 17A		10 37A		
Richmond, VA	Ar Dp		10 45A 10 50A		11 05A 11 10A		
Ashland, VA			11 02A		11 22A		
Fredericksburg, VA			11 44A		12 04P		
Quantico, VA			12 04P		12 24P		
Woodbridge, VA							
Franconia-Springfield, VA							
Alexandria, VA			12 35P		12 55P		
Washington, DC	Ar Dp	1 00P	1 05P 1 25P	2 00P	1 35P 2 05P	3 00P	3 00P
New Carollton, MD			1 36P		2 16P		
B.W.I. Airport, MD		1 21P	1 52P		2 32P	3 21P	3 21P
Baltimore, MD		1 35P	2 07P	2 31P	2 47P	3 35P	3 35P
Aberdeen, MD							
Wilmington, DE		2 17P	2 53P	3 13P	3 33P	4 17P	4 17P
Philadelphia, PA-30th St. Sta.		2 38P	3 16P	3 34P	3 56P	4 38P	4 38P
Trenton, NJ			3 45P		4 25P		
Metropark, NJ			4 06P	4 17P		5 21P	
Newark Intl. Airport, NJ			4 17P		4 54P		
Newark, NJ		3 31P	4 25P	4 31P	5 00P	5 35P	5 33P
New York, NY	Ar Dp	3 48P 4 00P	4 45P 5 00P	4 48P 5 00P	5 18P 5 40P	5 50P 6 03P	5 48P 6 00P
New Rochelle, NY							
Stamford, CT			5 48P	5 45P		6 46P	6 44P
Bridgeport, CT							
New Haven, CT	Ar Dp	5 26P	6 33P 6 35P	6 30P	7 14P 7 30P	7 29P	
Old Saybrook, CT			7 04P		7 59P		
New London, CT			7 23P		8 19P	8 11P	
Mystic, CT							
Westerly, RI			7 43P				
Kingston, RI			7 58P		8 50P		
Providence, RI		L 6 50P	8 20P	L 7 51P	9 13P	8 57P	L 8 48P
Route 128, MA		D 7 15P	D 8 50P	D 8 19P	D 9 43P	D 9 36P	D 9 15P
Boston, MA-Back Bay		D 7 24P	D 9 00P	D 8 29P	D 9 53P	D 9 46P	D 9 25P
Boston, MA-South Sta.	Ar	7 30P	9 05P	8 34P	9 59P	9 52P	9 30P

This timetable shows all Amtrak through service to stations between Virgini
Also, see timetable Form W2 for complete Washington and Philadelphia to

thirty-~~six~~ five
~~(36)~~ of
(35) of

J.J.
CRAPO
pro se

AMTRAK

Boston–Washington–Newport News

EFFECTIVE APRIL 26, 2004

Form W4/400M Stock No. 02-3040

Train Number ▶		67	75	77	79	89	2151
Days of Operation ▶		Daily	SaSu C	Mo-Fr D	Daily	Daily	Mo-Fr D
On Board Service ▶		B R			B R	B R	B R
Boston, MA-South Sta.	Dp	9 45P					5 15A
Boston, MA-Back Bay		R 9 50P					R 5 20A
Route 128, MA		R 10 00P					R 5 29A
Providence, RI		10 24P					5 50A
Kingston, RI		90 10 35P					Acela Express
Westerly, RI		10 59P					
Mystic, CT							
New London, CT		11 20P					6 35A
Old Saybrook, CT		11 41P					
New Haven, CT	Ar	12 20A					
	Dp	12 26A					7 21A
Bridgeport, CT							
Stamford, CT		1 12A					7 59A
New Rochelle, NY							
New York, NY	Ar	2 01A					8 45A
	Dp	2 45A			6 35A	7 15A	9 00A
Newark, NJ		3 05A			R 6 52A	R 7 38A	[illegible]
Newark Intl. Airport, NJ							
Metropark, NJ		3 21A			7 07A		
Trenton, NJ		3 48A			7 32A	R 8 15A	
Philadelphia, PA-30th St. Sta.		4 52A			8 25A	R 9 40A	10 09A
Wilmington, DE		5 15A			8 48A	R 10 10A	10 29A
Aberdeen, MD							
Baltimore, MD		6 10A			9 36A	R 11 15A	11 09A
B.W.I. Airport, MD		6 23A			9 49A		11 21A
New Carollton, MD		L 6 43A					
Washington, DC	Ar	7 00A			10 20A	R 12 00N	11 47A
	Dp		7 30A	7 30A	10 50A	R 12 20P	
Alexandria, VA			7 47A	7 47A	11 07A	12 38P	
Franconia-Springfield, VA			7 57A	7 57A			
Woodbridge, VA							
Quantico, VA			8 17A	8 23A	11 34A		
Fredericksburg, VA			8 36A	8 42A	11 52A		
Ashland, VA			9 19A	9 25A			
Richmond, VA-Staples Mill Rd.	Ar		9 34A	9 40A	12 57P	2 18P	
	Dp		9 40A	9 45A			
Richmond, VA-Main St. Sta			10 07A	10 12A			
Williamsburg, VA			L 10 56A	L 11 01A			
Newport News, VA	Ar		11 45A	11 50A			
	Dp		🚌 12 05P	🚌 12 05P			
Norfolk, VA	Ar		🚌D12 50P	🚌D12 50P			
Virginia Beach, VA	Dp		🚌 1 30P	🚌 1 30P			

Consult Amtrak for departure times.

Train Number ▶		2255	2167	135	137	147	2257
Days of Operation ▶		Su C F	Mo-Fr D	SaSu C	Mo-Fr D	SaSu C	Su C F
On Board Service ▶		B R	B R	B	B	B	B R
Boston, MA-South Sta.	Dp	1 00P	1 15P	1 35P	1 35P	2 15P	3 00P
Boston, MA-Back Bay		R 1 05P	R 1 20P	R 1 40P	R 1 40P	R 2 20P	R 3 05P
Route 128, MA		R 1 14P	R 1 29P	R 1 50P	R 1 51P		R 3 14P
Providence, RI		1 35P	1 50P	2 16P	2 16P	Via Springfield	3 35P
Kingston, RI		Acela Express	Acela Express	2 27P	90 2 27P		Acela Express
Westerly, RI				2 51P	2 51P		
Mystic, CT				3 01P	3 01P		
New London, CT				3 16P	3 15P		4 21P
Old Saybrook, CT				3 35P	3 35P		
New Haven, CT	Ar			4 09P	4 08P	6 26P	
	Dp	3 18P		4 11P	4 11P	6 41P	5 18P
Bridgeport, CT				4 31P	4 31P	7 01P	
Stamford, CT		3 57P	3 57P	4 56P	4 56P	7 26P	5 57P
New Rochelle, NY				5 15P	5 15P	7 45P	
New York, NY	Ar	4 42P	4 42P	5 50P	6 00P	8 20P	6 42P
	Dp	5 00P	5 00P	6 05P	6 20P	8 50P	7 00P
Newark, NJ		5 15P	5 15P	6 22P	6 37P	9 07P	7 15P
Newark Intl. Airport, CT				6 27P	6 42P		
Metropark, CT		5 28P		6 38P	6 53P	9 20P	7 28P
Trenton, CT				7 00P	7 15P	9 42P	
Philadelphia, PA-30th St. Sta.		6 12P	6 09P	7 30P	7 45P	10 16P	8 12P
Wilmington, DE		6 32P	6 29P	7 52P	8 07P	10 40P	8 32P
Aberdeen, MD				8 22P			
Baltimore, MD		7 13P	7 09P	8 43P	8 52P	11 25P	9 13P
B.W.I. Airport, MD		7 25P	7 21P	8 55P	9 05P	11 38P	9 25P
New Carollton, MD				D 9 08P	D 9 18P	D 11 51P	
Washington, DC	Ar	7 55P	7 47P	9 30P	9 35P	12 10A	9 55P
	Dp						
Alexandria, VA							
Franconia-Springfield, VA							
Woodbridge, VA							
Quantico, VA							
Fredericksburg, VA							
Ashland, VA							
Richmond, VA-Staples Mill Rd.	Ar						
	Dp						
Richmond, VA-Main St. Sta							
Williamsburg, VA							
Newport News, VA	Ar						

#thirty-six (36) OF
aug 25 2004

TUESDAY, AUGUST 10, 2004 THE BOSTON GLOBE



GLOBE STAFF PHOTO/JUSTINE HUNT

Margaret Pierone is without much of the furniture she owned before her possessions were placed in storage. High storage fees and the refusal of the owner of the facility to give back her possessions resulted in the loss of three rooms of furniture, she said.

John J. CRAPO, PRO SE UJC/ijc

Law aims to rein in steep storage fees

By David Abel
GLOBE STAFF

Storage companies will be pre-

quickly pay the storage company more than $3,000 for the first three months of storage. To in-

or worse.

The company must allow tenants to remove "sentimental" pos-

torney in the housing unit of Greater Boston Legal Services, who represented Pierone and Ni-

\# thirty-seven (37) of 5
Aug 25 2004
John J. CRAPO, pro se

By David Abel
GLOBE STAFF

Storage companies will be prevented from charging evicted tenants excessive fees and forced to be better caretakers of their customers' belongings, under a law Governor Mitt Romney signed yesterday.

The law requires storage companies to file their rates with the state Department of Public Safety and forces companies to provide tenants with an inventory of their items, access to inspect their property, and, among other things, sufficient notice of the sale of their belongings and insurance that their possessions would be covered for theft, fire, and improper handling.

"Governor Romney believes this legislation sets out important new protections for renters, many of whom are elderly," said Eric Fehrnstrom, spokesman for the governor.

The legislation was spurred in part by the plight of Margaret Pie[illegible], who were evicted from their Dorchester apartment and had all their possessions trucked to an unknown warehouse in Lynn in 2001. They were told that everything from their refrigerator to living room furniture would be auctioned or dumped if they did not quickly pay the storage company more than $3,000 for the first three months of storage. To inspect their possessions, they learned, it would cost $250 extra.

At one point, before the attorney general's office stepped in a few months later in 2001, All County Storage said the women would have to sign a liability waiver to retrieve their property and pay nearly $5,000, which included warehouse labor fees.

"It was heartbreaking," said Pierone, 69, who paid nearly $3,500 before finding most of their belongings covered in mold. "It's hard to replace all these things at our age."

An opponent of the law is Bill Kennedy Jr., son of the owner of Nahant-based Legal Moving and Storage and owner of All County Storage, which he said went out of business several months ago. He argues that the law will make his business more stressful and lead to higher costs for landlords, who he said will be under pressure to [illegible] for the first three months, often as much as $3,000.

Before the legislation, his company provided evicted tenants with a phone number; now the Nahant company must send them the address where their belongings are stored, which Kennedy worries could lead to showdowns or worse.

The company must allow tenants to remove "sentimental" possessions, which he fears will open up a Pandora's box worth of appeals to remove items without payment.

He's also concerned the company will lose money now that it's required to keep tenants' possessions at the warehouse — taking up valuable space — for six months, as long as they pay him half the fees they owe.

Kennedy also said his family business now has less latitude to help those who have fallen on hard times. Instead of cutting the rental prices every now and then, he said, the company will charge uniform prices.

"In reality, all they're doing is causing me more aggravation," Kennedy said. "I treat people the way I get treated. If the state's so concerned about the costs, why don't they open their own warehouse? Then they'll see what it takes."

Advocates of the new law said the changes will not significantly increase costs for storage companies and will not disproportionately burden landlords, who are not required to pay storage companies.

The storage companies "only have to do a little more paperwork," said Jeffrey Purcell, an attorney in the housing unit of Greater Boston Legal Services, who represented Pierone and Niland and helped draft the law. "The main thing this does is keep companies from charging by how much money they think they can extort from the person coming to get their belongings."

Senator Jarrett T. Barrios, a Cambridge Democrat who sponsored the bill in the Senate, said the law will ensure evicted tenants have reasonable treatment in retrieving their property.

"More than one unscrupulous storage company has exploited tenants by holding their property hostage at exorbitant rates," Barrios said. "This is a no-brainer and makes the system more fair."

In their new two-bedroom apartment in Dorchester yesterday, Pierone and Niland shouted, "Wonderful! Wonderful!" upon learning the governor signed the bill.

"To me and anyone else who has been through this, it was like ... the Constitution didn't apply to us," said Pierone, a retired hairdresser who lives on food stamps and Social Security. "We didn't get justice or equal treatment before — now that's going to change."

David Abel can be reached at dabel@globe.com.

JJC/jjc

BOSTON HERALD WEDNESDAY, AUGUST 11, 2004

Group: Nstar out to hurt the poor

John J. CRAPO
PRO SE
JJC/jic

By JAY FITZGERALD

Nstar has blocked the launch of a state program to help tens of thousands of low-income Bay State residents obtain substantial discounts on gas and power bills for more than a year, a consumer group charged yesterday.

Using legal moves, Nstar kept the automatic sign-up program tied up in a bureaucratic quagmire starting last August, when a divided state Department of Telecommunications and Energy approved the program for welfare and food-stamp recipients, the group charged. The needy are entitled to discounts on electric and natural gas bills, but as many as three in four don't receive the cuts because of the complexity of applying for them, advocates say.

To solve that problem, the state agency crafted its plan to sign up the neediest residents.

But Nstar, the state's largest electric and gas distributor, quickly intervened, asking the agency to reconsider and clarify its decision. Regulators never responded to Nstar, however, records show.

A year later, the automatic sign-up program still hasn't begun.

"Nothing has happened since," said Charles Harak, a senior lawyer at the National Consumer Law Center in Boston. "Since Nstar filed that motion, nothing has happened — not even a ruling on the (Nstar) motion."

Not true, said Tim Shevlin, the DTE's executive director.

Officials have been working to get the program started and plan a September roll out, he said.

"This has been a year-long process that we knew would take a year," he said.

Shevlin acknowledged that it was "unusual" for DTE to have ignored Nstar's request. "We should have resolved that issue," said Shevlin, calling it a "side issue."

Christina McKenna, an Nstar spokeswoman, said yesterday that Nstar made the request to re-evaluate the program out of concerns about customer privacy. Nstar was also concerned about how the rate cuts would be paid for by other customers, said McKenna, adding that Nstar supports the discounts.

DTE had similar concerns, Shevlin said. He said it also needed to coordinate with other agencies.

But Harak said the program should have taken a year to become fully operational — not just to get started.

"It's taken them a year to take the first baby step," he said.

thirty-eight (38) of

THE BOSTON GLOBE

25 Aug 2004

WEDNESDAY, AUGUST 18, 2004

LETTERS to the EDITOR

Cynthia Baron's 'wonderful life'

THE LIFE of Cynthia Baron is a study in courage, hope, and recovery ("She lived 'wonderful life' despite illnesses," Aug. 10, City & Region). We here at the Massachusetts Department of Mental Health are saddened by her death and mourn the loss of not only a champion of the homeless but of a woman who pushed her own illness aside to become a voice for those who cannot speak for themselves.

The Spare Change News mission of providing income and skill development opportunities to people who are homeless is one that the department shares.

Spare Change is together a vehicle of expression and advocacy. And Cynthia Baron, despite life-threatening depression, was able to rediscover her talents as a writer and editor as the managing editor of Spare Change. She was proud to serve the homeless community in its struggle for economic and social justice.

Let us remember Cynthia Baron not as a reflection of her illness but in the shining light of her success and, in her words, her "wonderful life."

ELIZABETH CHILDS, MD
Commissioner
Department of Mental Health
Boston

thirty-nine (39) OF

C50 BOSTON HERALD SATURDAY, AUGUST 7, 2004

JOHN J. CRAPO, NO 5 ?

Ralph N. Dean, at 76, retired Hub fire captain

Ralph N. Dean of Hyde Park, a retired Boston fire captain and veteran, died Wednesday at his home after a long illness. He was 76.

Born in Boston, he lived in East Boston before moving to Hyde Park.

He was educated in the Boston School System. He graduated from Star of the Sea High School in East Boston and from Boston State College.

A veteran of World War II, he served in the Navy.

Mr. Dean worked as a shipfitter before being appointed to the Boston Fire Department in 1957.

He served on Engines 19, 16, 7 and 33 and in the Fire Prevention Unit. He was promoted to fire lieutenant in 1969 and to fire captain in 1984. He retired in 1989.

Mr. Dean was a member of the Boston Firefighter's Local 718, International Association of Fire Fighters, Society of St. Florian, Boston Firemen's Relief Fund, the Boston Firemen's Mutual Relief Fund, the Short Wave Ham Radio Club and Elks Club in Port Charlotte, Fla. He also played in the Fire Department Band.



MR. DEAN

He is survived by his wife, Mina H. (Fraser); a daughter, Debra A. Ainslie of Plymouth; two sons, Ralph T. of Norton and Donald W. of Hyde Park; 10 grandchildren; three great-grandchildren; and several nieces and nephews.

A funeral Mass will be celebrated at 9 a.m. Monday at Most Precious Blood Church, Hyde Park. Burial will be in Massachusetts National Cemetery, Bourne.

Arrangements by Carroll-Thomas Funeral Home, Hyde Park.

JJC/jjc

#Forty (40) OF

The Boston Globe

WEDNESDAY, AUGUST 11, 2004

CLAMMY BAKE

TODAY: Warm, humid, showers later. High 80-85. Low 65-70.
TOMORROW: Cloudy, humid, showers. High 78-83. Low 65-70.

HIGH TIDE: 8:49 a.m. 8:57 p.m.
FULL REPORT, PAGE B7

POLITICAL EMBRACE



NEW YORK TIMES PHOTO/DOUG MILLS

JOHN J CRAPO, PRO SE

Republican Senator John McCain of Arizona, who in recent days has defended Senator John F. Kerry's patriotism, had a warm greeting for President Bush yesterday in Pensacola, Fla. **A3.**

TUESDAY, AUGUST 10, 2004 BOSTON HERALD

Joseph O'Hare, Guard vet, Cambridge firefighter, 69

Joseph O'Hare of Cambridge, a retired firefighter, died Thursday at his home. He was 69.

Born in Cambridge, he was a graduate of Anna Maria College.

Mr. O'Hare was in the Army National Guard for more than 37 years, attaining the rank of brigadier general.

He worked as a Cambridge police officer from 1960-65 before beginning a 35-year career as a Cambridge firefighter in 1965.

Mr. O'Hare was a member of the Notre Dame Association, United American Veterans Post 30, Ancient Honorable Auxiliary, Fire Local 30, American Legion, Ancient and Honorable Artillery Co., 26th "Yankee" Infantry Division Association, Association 1st Corps of Cadets and the 101st Infantry Association.

Mr. O'Hare is survived by two sons, Joseph III of Hull and Brian of Lancaster; two daughters, Eileen Martins of Lowell and Patricia Keddy of Medford; two sisters, Florence "Honey" Williams of Arlington and Frances Kuchinski of New Hampshire; 10 grandchildren; one great-grandchild; and several nieces and nephews.

A funeral Mass will be celebrated at 10 a.m. today at St. John's Church, North Cambridge.

Burial will follow in Cambridge Cemetery.

Arrangements by Keefe Funeral Home, Cambridge.

#Forty-one (41) OF

John J. CRAPO, pro se

THE BOSTON GLOBE

TUESDAY, AUGUST 10, 2004

DEATHS

HOPF, Theresa (Husselbee)—Of Natick, August 8th. Beloved wife of the late F. Earl Hopf. Devoted mother of Frederick E. Hopf of Natick, Barbara L. Kane and her husband Donald of No. Attleboro, Judith A. Wood of OR, Edith M. Blodgett and her husband Curtis of Framingham and the late Robert F. Hopf. Cherished grandmother of 4 grandchildren and 6 great-grandchildren and many nieces and nephews. Relatives and friends are invited to attend visiting hours on Wednesday from 5-8 PM in the John Everett and Sons Funeral Home, 4 Park St., at NATICK COMMON. A Funeral Service will take place on Thursday in the Eliot Church, South Natick at 11 a.m. Interment Glenwood Cemetery, So. Natick. Expressions of sympathy may be made in her memory to the Natick Visiting Nurse Assoc, 209 West Central St, Natick, MA 01760

SATURDAY, AUGUST 7, 2004 BOSTON HERALD

O'HARE

Joseph L. Jr., age 69, a lifelong Cambridge resident on August 5th, 2004. Devoted father of Joseph L. O'Hare III of Hull, Eileen Martins of Lowell, Brian W. O'Hare of Lancaster, and Patricia Keddy of Medford. Brother of Florence "Honey" Williams of Arlington and Frances Kuchinski of Nashua, NH. Beloved grandfather of ten grandchildren and one great grandchild. Beloved uncle to many nieces and nephews. Retired Cambridge Fire Fighter, former Cambridge Police Officer and Retired Brigadier General (MA) Massachusetts Army National Guard. A member of numerous veterans organizations including the American Legion, Ancient and Honorable Artillery Co., 26th "Yankee" Infantry Division Assoc., Assoc. of 1st Corps of Cadets and 101th Infantry Assoc. Funeral from the **Keefe Funeral Home, 2175 Mass Ave., NORTH CAMBRIDGE**, Tuesday at 9:00 A.M. Funeral Mass at St. John's Church, Cambridge at 10:00 A.M. Relatives and friends invited. Visiting hours Monday from 4:00 to 8:00 P.M. In lieu of flowers, donations may be made to the Cambridge Firefighters Relief Assoc., 167 Lexington Ave., Cambridge, MA 02138. For online condolences, visit www.keefefuneralhome.com.

JJC/jfc

Fleet vet's Brazil trip

John J. CRAPO, PRO SE

Ex-Hub banker faces political woes at home

By NICHOLAS WINNING
REUTERS

SAO PAULO, Brazil — Brazilian central bank chief Henrique Meirelles says he left a top U.S. banking job and passed over a seat in Congress to serve his country. He may now be wishing he had stuck to the private sector.

After 19 months on the job, the former FleetBoston Financial Corp. executive has spent the last two weeks fighting off media reports that he evaded taxes two years ago.

"I declared all my income and paid my taxes while in the United States and I did the same when I returned to Brazil," Meirelles, 58, said Friday following reports by two local magazines he evaded taxes while in the United States.

"All my life I have worked hard, paying taxes. I had success and yet decided to abandon this life and to come back to help the Brazilian people," he told Brazilians in a TV interview.

Economists say opposition parties might be targeting Meirelles to discredit President Luiz Inacio Lula da Silva's center-left government ahead of October elections.

While it remains to be seen whether Meirelles did anything wrong, few economists say the bald, bespectacled official has done a bad job at the central bank.

"He's not a flashy character, but I think he's a solid guy. He knew how to talk to banks and he knew how banks think about risk," said Douglas Smith, chief economist for the Americas at Standard Chartered Bank in New York.

Meirelles took office in January 2003 with Brazilian economy on its knees and consumer prices on the rise.

Investors feared Brazil's government would spend wildly or even default on its huge debts, while the Brazilian population wanted immediate social change.

Meirelles quickly declared his commitment to combat inflation, pumping up interest rates to 26.5 percent in mid-2003. As a result, the economy contracted slightly.

Since then, the central bank has slashed rates to 16 percent. Exports are booming, industrial production is picking up, unemployment is falling and experts expect Brazil's economy to grow at least 3.5 percent this year.

"Is he the only person who can do a good job? No, but I think he has done a fine job," Smith said.

Before joining the central bank, Meirelles enjoyed a Manhattan penthouse, a seven-figure salary and recognition as one of few Brazilians holding a top post at a multinational corporation.

Since then, Brazilian media have focused on his salary and spending.

But few observers are bothered by those reports, nor by Meirelles' appearances on TV to defend himself.

"The perception is that this is just political noise," said Nuno Camara, Latin American senior economist at Dresdner Kleinwort Wasserstein in New York. "From our dealings, (Meirelles) comes across as an extremely competent and honest man."

Trained as an engineer in Brazil, Meirelles studied management at Harvard University before joining BankBoston in 1974. The Brazilian ultimately worked his way up to global-banking chief at FleetBoston.

Meirelles hails from a long line of prominent Brazilians. His uncle was a state governor, while his grandfather served as a mayor in Goias, a central agricultural state.

Meirelles looked to be following in their political footsteps in 2002. That year, voters elected him to the lower house as a candidate of former President Fernando Henrique Cardoso's Brazilian Social Democratic Party.

At the time, he told a reporter that the position was a first step toward the Brazilian presidency.



BLOOMBERG PHOTO

MEDIA MAGNET: Ex-FleetBoston exec Henrique Meirelles left a promising U.S. career to head his native Brazil's central bank. Now he's at the center of a tax-evasion scandal.

Boston Sunday Herald Aug 08 2004

Oil prices, jobs data hit stocks

By MICHAEL J. MARTINEZ
ASSOCIATED PRESS

NEW YORK — If you were to superimpose a chart showing the Dow Jones industrial average for the past few weeks with a chart showing oil prices, you'd see a distressing mirror image — when oil went up, stocks went down.

For the past week, investors wondered what would break stocks out of the cycle.

On Friday, they got their answer.

Even though oil prices retreated slightly, the government reported that an alarmingly slack economy added just 32,000 jobs last month — far fewer than economists expected.

That broke the cycle by sending stocks even lower.

Now investors are faced with a confluence of bad news that will likely send prices down further.

Analysts say oil futures could reach $50 a barrel or more before heading lower.

And the economic "soft spot" (as Federal Reserve Chairman Alan Greenspan called it) that the nation saw in June could turn out to be a disturbing trend, not a one-month aberration.

So while the economy is creating fewer jobs, consumers will pay more at the pump. Prices could also rise on other goods as manufacturers try to pass higher fuel costs on to customers.

As consumer spending drives the economy, all of this has Wall Street very nervous.

The Dow Jones industrial average fell 163.48 points on Thursday due to a sharp spike in oil prices, then dropped another 147.7 Friday.

"There's no question that this (oil-price) level hurts the economy and slows things down," said Lincoln Anderson, chief investment

#Forb. two/42/of

#forty-three (43) OF

success and yet decided to abandon this life and to come back to help the Brazilian people," he told Brazilians in a TV interview.

Economists say opposition parties might be targeting Meirelles to discredit President Luiz Inacio Lula da Silva's center-left government ahead of October elections.

While it remains to be seen whether Meirelles did anything wrong, few economists say the bald, bespectacled official has done a bad job at the central bank.

"He's not a flashy character, but I think he's a solid

perts expect Brazil's economy to grow at least 3.5 percent this year.

"Is he the only person who can do a good job? No, but I think he has done a fine job," Smith said.

Before joining the central bank, Meirelles enjoyed a Manhattan penthouse, a seven-figure salary and recognition as one of few Brazilians holding a top post at a multinational corporation.

Since then, Brazilian media have focused on his salary and spending.

But few observers are bothered by those reports, nor by Meirelles' appearances on TV to defend himself.

"The perception is that this is just political noise," said Nuno Camara, Latin American senior economist at Dresdner Kleinwort Wasserstein in New York. "From our dealings, (Meirelles) comes across as an extremely competent and honest man."

Trained as an engineer in Brazil, Meirelles studied management at Harvard University before joining BankBoston in 1974. The Brazilian ultimately worked his way up to global-banking chief at FleetBoston.

Meirelles hails from a long line of prominent Brazilians. His uncle was a state governor, while his grandfather served as a mayor in Goias, a central agricultural state.

Meirelles looked to be following in their political footsteps in 2002. That year, voters elected him to the lower house as a candidate of former President Fernando Henrique Cardoso's Brazilian Social Democratic Party.

At the time, he told a reporter that the position was a first step toward the Brazilian presidency.

BLOOMBERG PHOTO

MEDIA MAGNET: Ex-FleetBoston exec Henrique Meirelles left a promising U.S. career to head his native Brazil's central bank. Now he's at the center of a tax-evasion scandal.

John J. CRAPO, note

Top Hub CEOs learned from BNE's failure

From preceding page

fast things can change, and stay humble.

"There's a fine line between confidence and arrogance," Logue said.

Sheehan, 53, jokes that he gets down on his knees and offers thanks for those at the very top at Bank of New England who messed up so badly.

That gave him the opportunity to help move the bank's mutual-fund business to an Eaton Vance Corp. unit, Investors Bank & Trust, which was later spun off into the separate company he now runs.

"There were a lot of talented people there," Sheehan said of Bank of New England. He blames most of the company's woes on only a handful of top executives.

Logue acknowledges that in the years immediately following the bank's failure, it wasn't always easy being known as a former Bank of New England employee.

"The association with failure is not a good thing," he said. "But there were a lot of good people there. There was a lot of pride."

Fish, 59, who became chairman of Bank of New England in early 1990 at the request of federal regulators, said he was warned by colleagues not to take the job.

"Many people thought I was nuts to take it on," he said. "But I ran my race and have no regrets."

Fish, who won high marks for his desperate effort to save the company, said thousands of ex-Bank of New England employees — including himself, Logue, Ryan and Sheehan — can hold their heads high.

"The people of Bank of New England didn't fail," he said. "The few people at the very top of Bank of New England let everyone down."

HERALD SECTOR STOCKS

CHIP INDUSTRY

-14.64%

ONE-YEAR CHANGE IN PORTFOLIO

HOW MUCH EACH PORTFOLIO STOCK HAS CHANGED IN A YEAR

Analog Devices Inc. -5.36%
Analogic Corp. -16.55%
Brooks-PRI Automation Inc. -31%
Cognex Corp. .37%
LTX Corp. -26.29%
MKS Instruments Inc. -34.39%
Skyworks Solutions Inc. -13.83%
Teradyne Inc. -2.18%
Varian Semiconductor -16.06%

HKorky-form (44) OF
Aug 25 2004

BUSINESS

A BAND OF BROTHERS

Top Hub bankers all got their starts at failed BNE

By JAY FITZGERALD

Ronald E. Logue's rise to the top of State Street Corp. this summer didn't just mark a new era at the venerable Hub financial giant.

Logue's ascension also marked his entry into an obscure but growing financial fraternity: The CEO chapter of the Bank of New England Survivors Club.

Out of the ashes of Bank of New England's spectacular 1991 collapse — it was the largest bank failure in New England history — has risen a crop of highly successful leaders who now run four of the region's financial powerhouses.

Logue, a former head of Bank of New England's fee-based income businesses, joined a group that includes Lawrence K. Fish, William J. Ryan and Kevin J. Sheehan.

Fish, now CEO of Citizens Financial Group Inc., was a Bank of Boston executive recruited in the early 1990s to help rescue the tottering Bank of New England. Today, he often runs his Providence-based unit of Royal Bank of Scotland from an office in the old Bank of New England tower on State Street.

Ryan, former CEO of Bank of New England-North in Lowell, is now head of the fast-growing Banknorth Group Inc., based in Portland, Maine.

Sheehan, a former senior vice president at BNE's mutual-fund unit, runs Boston's Investors Financial Services Corp.

"It's self-evident," said a chuckling Fish when asked if failure really does breed success. "There are just so many hugely successful ex-Bank of New England executives out there."

Logue, Fish, Ryan and Sheehan all say, without hesitation, that the hard lessons they learned while at Bank of New England left lasting impressions that helped them succeed later in life.

They describe their experiences at Bank of New England — and, later, its spectacular collapse — with a mixture of words, including "pride," "sadness," "humility" and "shock."

But there's one word they don't use: "regret."

"It was a tremendous learning experience," said Ryan, who left Bank of New England to join People's Heritage Bank in Maine just as BNE's deep-seated problems were surfacing in 1989.

"As a young man, I could sit back and watch and think what others had done," Ryan said. "I had a lot of mentors there. To later watch all of it get washed away was hard."

The problems at Bank of New England — the "Massachusetts Miracle" darling of the 1980s — were ultimately traced to billions of dollars in real estate loans.

The loans pulled the bank down when the commercial property market crashed in the late 1980s.

To this day, Ryan, 60, said he remains "more conservative than others" when it comes to making potentially risky loans. "The one mistake you can't make is putting a lot of bad loans on the books," he said.

Logue, 58, who was recruited by State Street to run its mutual-fund business in 1990, said he, too, learned some lessons from Bank of New England's demise.

Among them: surround yourself with qualified people; set a good corporate tone and culture from the top; be cautious about how

Turn to next page

BANK OF NEW ENGLAND

Crossed paths

Four of the Hub's top bankers all have roots in Bank of New England, which was the largest bank collapse in the region's history in 1991.

LARRY FISH — CITIZENS BANK
Bank of New England - Holding company chief executive
Currently - Chief executive, Citizens Financial

WILLIAM RYAN — Banknorth
Bank of New England - Bank of New England-North chief
Currently - Chief executive, BankNorth

RON LOGUE — STATE STREET
Bank of New England - Head of fee-based income units
Currently - Chief executive, State Street Bank

KEVIN SHEEHAN — Investors Financial
Bank of New England - Senior vice president
Currently - Chief executive, Investors Financial Corp.

STAFF GRAPHIC BY SARAH DUBOIS

Mr John J. CRAPO pres Ae.

#Forty-five (45) OK
25 Aug 2004

Coleman Hicks of Boston, general counsel of Navy

Coleman Selby Hicks of Boston, a former general counsel of the Navy, died at home Tuesday from cancer- and stroke-related complications. He was 61.

Born in Columbus, Ohio, he grew up in Mason City, Iowa, where he graduated from high school in 1961. He graduated from Princeton University in 1965 and from Yale Law School in 1968. He moved to Boston in 1995.

In 1969, Mr. Hicks joined a four-year Naval Officers Program in Washington, D.C., where he worked in the Judge Advocate General's Office. In 1971, he went to Newport, R.I., to teach at the War College. He left that post a few weeks later to become Henry Kissinger's personal assistant. In 1972, he joined the law firm of Covington and Burling in Washington, D.C., and in 1979, he became the general counsel of the Navy under President Carter. He returned to Covington and Burling in 1981, and in 1995, he moved to Boston and joined Oak Industries, where he eventually became chief financial officer.

He is survived by his wife, Jutta Bielefeldt; one daughter, Toni P. of Newton; one son, Christian B. of Boston; his father, Jack W. of Naples, Fla.; one brother, James of Potomac, Md.; and several nieces and nephews.

A memorial service will take place on a later date.

Arrangements by J.S. Waterman and Sons, Boston.

John J. CRAPO. pro se

DEATHS By Cities, Towns, Funeral Directors

ACTON, 8/5, Labadini, Ida M.

BEDFORD, 8/5, Wright, Thomas C., Jr.; Sunday 2-4 & 7-9pm, Bedford Funeral Home, Bedford.

BOSTON, 7/31, Kirnon-Bozeman, Debra; Tuesday 11-12noon, J.B. Johnson Funeral Home, Roxbury.

BRAINTREE, 8/6, Jones-Flynn, Joanne C.; Tuesday 8-8:30am, McDonald Funeral Home, South Weymouth.

BROOKLINE, 08/3, Hinds, Benjamin; Monday, 10am, J.B. Johnson Funeral Home, Roxbury.

BROOKLINE, 8/6, Holder, Marcia; Complete notice to follow, George F. Doherty & Sons, Wellesley.

CAMBRIDGE, 8/5, Clancy, Elaine M.; Monday 4-8pm, Rogers Funeral Home, Cambridge.

CAMBRIDGE, 8/5, O'Hare, Joseph L. Jr.; Monday, 4-8pm, Keefe Funeral Home, North Cambridge.

DORCHESTER, 8/6, Jones-Flynn, Joanne C.; Tuesday 8-8:30am, McDonald Funeral Home, South Weymouth.

EAST BOSTON, 8/6, Bolognese, Reginald "Reggie"; Monday 4-9pm, The Rapino Memorial Home, East Boston.

EVERETT, 8/7, Pace, Robert; Monday 4-8pm, Everett Funeral Chapel, Everett.

JAMAICA PLAIN, 8/6, Egan, John J.; Monday 4-8pm, Robert J. Lawler & Crosby Funeral Home, West Roxbury.

LAWRENCE, 8/7, Laramee, Eugenie Marie; Tuesday 2-4 & 6-9pm, Clancy-Lucid Funeral Home, Weymouth.

LYNN, 8/5, Clancy, Elaine M.; Monday 4-8pm, Rogers Funeral Home, Cambridge.

MALDEN, 8/5, Lowell, Billy, Charles William, III; Sunday 2-6pm, Robinson Funeral Home, Melrose.

MEDFIELD, 08/03, Taricano, Michael A.; Sunday 2-4 & 7-9 pm, Andrew J. Magni & Son Funeral Home, Newton.

MEDFORD, 8/5, Marotta, Karen Ann; Sunday, 2-6pm, The Church of the Incarnation, Melrose.

MEDFORD, 8/7, Pace, Robert; Monday 4-8pm, Everett Funeral Chapel, Everett.

MEDFORD, 8/7, Shea, Patrick J.; Monday 2-4 & 7-9pm, George L. Doherty Funeral Home, Somerville.

MELROSE, 8/5, Lowell, Billy, Charles William, III; Sunday 2-6pm, Robinson Funeral Home, Melrose.

MELROSE, 8/5, Marotta, Karen Ann; Sunday, 2-6pm, The Church of the Incarnation, Melrose.

MIDDLEBORO, 8/5, Dextraze, Donald F. "Don"; Monday 4-7pm, Dahlborg-MacNevin Funeral Home, Lakeville.

MILTON, 8/5, Fajardo, John L.; Sunday 2-6pm; Keohane Funeral Home, Wollaston.

NEEDHAM, 8/6, Tiberi, Bernice K.; Monday 2-4 & 7-9pm, George F. Doherty & Sons Funeral Home, Needham.

NEWTON CORNER, 8/5, Trundle, Percy; Sunday 6-9pm, Blackington, Conroy & Hayes Funeral Home, Newton Corner.

NEWTON, 08/03, Taricano, Michael A.; Sunday 2-4 & 7-9 pm, Andrew J. Magni & Son Funeral Home, Newton.

NEWTON, 8/5, Trundle, Percy; Sunday 6-9pm, Blackington, Conroy & Hayes Funeral Home, Newton Corner.

NEWTON, 8/6, Sternberg, Richard L.; Brezniak-Rodman, Levine-Briss Funeral Home, Newton.

NEWTON, 8/6, Tiberi, Bernice K.; Monday 2-4 & 7-9pm, George F. Doherty & Sons Funeral Home, Needham.

QUINCY, 8/5, Fajardo, John L.; Sunday 2-6pm, Keohane Funeral Home, Wollaston.

QUINCY, 8/5, Reichert, Lucy; Sunday 4-8pm, Boleo-Buonfiglio Funeral Home, Quincy.

ROSLINDALE, 8/6, Egan, John J.; Monday 4-8pm, Robert J. Lawler & Crosby Funeral Home, West Roxbury.

ROSLINDALE, 8/6, Figurito, Joseph; Complete Notice To Follow, Joseph Russo Funeral Home, Roslindale.

SHERBORN, 8/6, Holder, Marcia; Complete notice to follow, George F. Doherty & Sons, Wellesley.

SOUTH BOSTON, 8/6, McCarthy, John P.; Sunday, 2-4 & 7-9pm, O'Brien Funeral Home, South Boston.

STONEHAM, 8/4, Vitti, Margaret "Peggy"; Sunday 8/15, 4-8pm; McDonald Funeral Home, Wakefield.

WAKEFIELD, 8/4, Vitti, Margaret "Peggy"; Sunday 8/15, 4-8pm; McDonald Funeral Home, Wakefield.

WATERTOWN, 8/5, Bradshaw, Roy W.; Monday, 9:30am, Devito Funeral Home, Watertown.

WELLESLEY, 8/5, Labadini, Ida M.

WEYMOUTH, 8/7, Laramee, Eugenie Marie; Tuesday 2-4 & 6-9pm, Clancy-Lucid Funeral Home, Weymouth.

WILMINGTON, 8/6, Anderson, Audry A.; Monday 6-9pm, Nichols Funeral Home, Wilmington.

OUT-OF-STATE

IRELAND, County Kerry, 8/7, Shea, Patrick J.; Monday 2-4 & 7-9pm, George L. Doherty Funeral Home, Somerville.

BOSTON SUNDAY HERALD AUGUST 8, 2004

25 Aug 2004
forty-six (46) OF

It's unappreciated hard work

ENOUGH ALREADY with Governor Mitt Romney and Attorney General Tom Reilly and their grandstanding. There are over 50,000 lawyers in this state, and yet only about 2,500 attorneys are willing to take court-appointed cases. Yet we are portrayed as the evil ones.

Why isn't the governor or attorney general demanding the other 47,500 attorneys take these cases? That is because they know it is hard, unappreciated work. *Making $30 and $39 per hour is* practically working pro bono.

Court-appointed attorneys not only represent people charged with crimes, we represent people with guardianships and medication orders, with mental health of retardation issues.

It is very difficult work, but we do it because we believe so strongly that every person is entitled to receive the best advocacy available from people who want to help them. It's foolish of us to believe that we can do good and still be able to actually support ourselves.

LOIS MARTIN
ATTORNEY
Brookline

Kerry and Bush camps trade accusations

By Patrick Healy
GLOBE STAFF

KETCHUM, Idaho — Senator John F. Kerry spent yesterday afternoon on a 22-mile bike ride through the Idaho mountains, but his campaign advisers shrugged off any thought of the dog-days-of-August leisure activity, renewing their familiar attack on President Bush's fund-raising ties to corporations.

And while Bush was delivering a speech in Ohio yesterday about redeploying US troops from Europe and Asia, his campaign recruited the speaker of the House, Representative J. Dennis Hastert of Illinois, to repeat Republican criticisms that Kerry missed an estimated 76 percent of public Senate Intelligence Committee hearings between 1993 and 2000, when the Massachusetts Democrat was a member of the panel.

The purpose of Hastert's comments was to increase Republican pressure on Kerry over his Senate record on intelligence, a major issue for both presidential candidates. They also coincided with the first broadcast in 19 battleground states of a new Bush television ad, titled "Intel," that highlights Kerry's attendance record and questions his commitment to intelligence spending. And in a separate press statement, the Bush side tweaked Kerry counterparts for erroneously asserting Friday that the Democrat was once vice chairman of the intelligence committee. (Former senator Robert Kerrey held that position.)



AFP PHOTO

Democratic presidential nominee John F. Kerry (right) and his stepson Andre Heinz rode bikes yesterday in I..aho.

Hastert yesterday, echoing previous comments from six GOP senators, called on Kerry to authorize release of his attendance record for closed-door intelligence committee meetings during his eight years on the panel — which Republicans expect to be spotty.

"The most basic responsibility of a lawmaker is just showing up," Hastert said. "Based on John Kerry's attendance record on the Intelligence Committee, Kerry didn't even do that."

Kerry spokesman Chad Clanton dismissed Hastert's remarks yesterday, calling them an attempt "to distract from the president's four years of failure."

"This isn't about getting information to the public. It's about the Bush campaign trying to mislead them," Clanton said.

The Kerry campaign, in turn, sought to gain mileage from newspaper articles last weekend highlighting a series of regulatory measures that appeared to favor corporate interests that have donated money to Bush over time.

Patrick Healy can be reached at phealy@globe.com.

JOHN J. CRAPO. MO 2

Kerry earmarks $6m for congressional candidates

The campaign of Democrat John F. Kerry has earmarked $6 million for Democratic committees that support congressional candidates from the sizable surplus left over from the privately funded phase of his presidential campaign.

But a campaign spokesman yesterday said the total amount of additional surplus funds is still being calculated — including funds that can be turned over to the Democratic National Committee that is buttresssing the Kerry-Edwards candidacy with television

"We haven't decided yet," Kerry spokesman Michael Meehan said of the amount the campaign expects to turn over to the DNC. "We will finish up our report on Friday" to the Federal Election Commission, Meehan said, closing the books on the phase of the campaign that ended July 29 when Kerry accepted the party's nomination in Boston.

At that point, Kerry-Edwards received $74.7 million in federal funds for the general election campaign and had to cease private fund-raising. It also suspended its an effort to conserve funds, because President George W. Bush's campaign can spend privately raised funds up to Sept. 2, when he formally receives the Republican nomination in New York City and accepts the same amount of public funding for the fall campaign.

The Globe last month estimated the Kerry campaign could have more than $25 million to hand over to the party committees, including the DNC, but Meehan said yesterday the precise figure has not yet been determined.

yesterday, however, that it was giving $3 million apiece to the Democratic Congressional Campaign Committee and Democratic Senatorial Campaign Committee, which provide funding to the party's House and Senate candidates, respectively.

The DNC, meanwhile, has set up an "independent expenditure" operation that after the Democratic convention immediately began spending more than $6 million a week in advertisements in battleground states on behalf of the Kerry-Edwards ticket.

JJC/jic

It's unappreciated hard work

ENOUGH ALREADY with Governor Mitt Romney and Attorney General Tom Reilly and their grandstanding. There are over 50,000 lawyers in this state, and yet only about 2,500 attorneys are willing to take court-appointed cases. Yet we are portrayed as the evil ones.

Why isn't the governor or attorney general demanding the other 47,500 attorneys take these cases? That is because they know it is hard, unappreciated work. Making $30 and $39 per hour is practically working pro bono.

Court-appointed attorneys not only represent people charged with crimes, we represent people with guardianships and medication orders, with mental health or retardation issues.

It is very difficult work, but we do it because we believe so strongly that every person is entitled to receive the best advocacy available from people who want to help them. It's foolish of us to believe that we can do good and still be able to actually support ourselves.

LOIS MARTIN
ATTORNEY
Brookline

Kerry and Bush camps trade accusations

By Patrick Healy
GLOBE STAFF

KETCHUM, Idaho — Senator John F. Kerry spent yesterday afternoon on a 22-mile bike ride through the Idaho mountains, but his campaign advisers shrugged off any thought of the dog-days-of-August leisure activity, renewing their familiar attack on President Bush's fund-raising ties to corporations.

And while Bush was delivering a speech in Ohio yesterday about redeploying US troops from Europe and Asia, his campaign recruited the speaker of the House, Representative J. Dennis Hastert of Illinois, to repeat Republican criticisms that Kerry missed an estimated 76 percent of public Senate Intelligence Committee hearings between 1993 and 2000, when the Massachusetts Democrat was a member of the panel.

The purpose of Hastert's comments was to increase Republican pressure on Kerry over his Senate record on intelligence, a major issue for both presidential candidates. They also coincided with the first broadcast in 19 battleground states of a new Bush television ad, titled "Intel," that highlights Kerry's attendance record and questions his commitment to intelligence spending. And in a separate press statement, the Bush side tweaked Kerry counterparts for erroneously asserting Friday that the Democrat was once vice chairman of the intelligence committee. (Former senator Robert Kerrey held that position.)



AFP PHOTO

Democratic presidential nominee John F. Kerry (right) and his stepson Andre Heinz rode bikes yesterday in Idaho.

Hastert yesterday, echoing previous comments from six GOP senators, called on Kerry to authorize release of his attendance record for closed-door intelligence committee meetings during his eight years on the panel — which Republicans expect to be spotty.

"The most basic responsibility of a lawmaker is just showing up," Hastert said. "Based on John Kerry's attendance record on the Intelligence Committee, Kerry didn't even do that."

Kerry spokesman Chad Clanton dismissed Hastert's remarks yesterday, calling them an attempt "to distract from the president's four years of failure."

"This isn't about getting information to the public. It's about the Bush campaign trying to mislead them," Clanton said.

The Kerry campaign, in turn, sought to gain mileage from newspaper articles last weekend highlighting a series of regulatory measures that appeared to favor corporate interests that have donated money to Bush over time.

Patrick Healy can be reached at phealy@globe.com.

Kerry earmarks $6m for congressional candidates

The campaign of Democrat John F. Kerry has earmarked $6 million for Democratic committees that support congressional candidates from the sizable surplus left over from the privately funded phase of his presidential campaign.

But a campaign spokesman yesterday said the total amount of additional surplus funds is still being calculated — including funds that can be turned over to the Democratic National Committee that is buttresssing the Kerry-Edwards candidacy with television ads in 20 key states.

"We haven't decided yet," Kerry spokesman Michael Meehan said of the amount the campaign expects to turn over to the DNC. "We will finish up our report on Friday" to the Federal Election Commission, Meehan said, closing the books on the phase of the campaign that ended July 29 when Kerry accepted the party's nomination in Boston.

At that point, Kerry-Edwards received $74.7 million in federal funds for the general election campaign and had to cease private fund-raising. It also suspended its paid advertising for the month in an effort to conserve funds, because President George W. Bush's campaign can spend privately raised funds up to Sept. 2, when he formally receives the Republican nomination in New York City and accepts the same amount of public funding for the fall campaign.

The Globe last month estimated the Kerry campaign could have more than $25 million to hand over to the party committees, including the DNC, but Meehan said yesterday the precise figure has not yet been determined.

The campaign did announce yesterday, however, that it was giving $3 million apiece to the Democratic Congressional Campaign Committee and Democratic Senatorial Campaign Committee, which provide funding to the party's House and Senate candidates, respectively.

The DNC, meanwhile, has set up an "independent expenditure" operation that after the Democratic convention immediately began spending more than $6 million a week in advertisements in battleground states on behalf of the Kerry-Edwards ticket.

BRIAN MOONEY

J.J. Crapaprose

#47 OK

THE BOSTON GLOBE TUESDAY, AUGUST 17, 2004

Oil prices fall on Venezuela vote

JOHN J. CRAPO

But supply fears keep crude above $46 per barrel

ASSOCIATED PRESS

WASHINGTON — Oil prices slipped yesterday after the president of Venezuela survived a recall referendum, though fears of potential supply interruptions in other parts of the world kept futures above $46 a barrel.

Light crude for September delivery fell 53 cents to settle at $46.05 on the New York Mercantile Exchange.

The vote in Venezuela, the world's fifth-largest oil exporter, had been one of a slew of factors driving prices higher in recent weeks and so traders said yesterday's decline could be short-lived.

The concern in Venezuela was that if the opposition had won, there would have been a major overhaul of the state-run oil company, Petroleos de Venezuela SA, and production would have suffered. But President Hugo Chavez had 58 percent of the vote after 94 percent of the votes had been counted.

Elsewhere there are still signs of trouble, including unrest in Iraq and the battle by Russian oil giant Yukos, which pumps about 1.7 million barrels a day, to stave off bankruptcy.

Energy markets have also been jittery amid fears of more terror attacks in Saudi Arabia — the world's number one producer — and simmering civil unrest in Nigeria, which is the lead producer in Africa.

Last week Saudi Arabia said it could put on the market an additional 1.3 million barrels per day, virtually all of the country's available production.



AP PHOTO

A passerby helps Thuy Hoang of San Jose, Calif., take a seat on a statue of a bull in New York's financial district yesterday. Stockbrokers have been known to tap the symbol of a strong market with their briefcases for good luck. Stocks rose more than 120 points yesterday on falling oil prices and upbeat earnings outlooks.

JJC/jjc

Forty-eight (48) of

#Forty-nine (49) OF

THE BOSTON GLOBE TUESDAY, AUGUST 17, 2004


1977 FILE PHOTO

JOHN J. CRAPO. PRO SE

Milton Pollack was considered an expert in securities law.

Milton Pollack, at 97; judge oversaw key corporate cases

ASSOCIATED PRESS

NEW YORK — Milton Pollack, a federal judge who oversaw many notable corporate corruption cases, died Friday at New York Weill Cornell Center of complications from surgery. He was 97.

One of Judge Pollack's most prominent cases involved Drexel Burnham Lambert's bankruptcy, which encompassed claims against the company itself and several of its executives, including Michael Milken. Judge Pollack ultimately approved a settlement of more than $1 billion in that case; the amount was later reduced.

He also presided over a civil case brought by investors against financier Ivan Boesky and others in the insider-trading scandals of the 1980s. The investors won a $69 million verdict.

He was still working as late as last year, when in October he tossed out eight lawsuits that sought to hold Merrill Lynch & Co. responsible for investor losses during the dot-com bubble. Appointed to the federal bench by President Johnson in 1967, Judge Pollack was widely regarded as an expert on securities law. US District Judge Michael Mukasey, who heads the Manhattan-based court, said other judges, himself included, routinely sought help from Judge Pollack on such issues. Judge Pollack could take a complex matter and simplify it quickly, cutting to the essence of the dispute, Mukasey told Bloomberg News.

In a 2002 interview with the New York Times, Judge Pollack said Wall Street appeared as corrupt then as it did at the time of the 1929 stock market crash. "The greed and contentiousness and double-dealing, all the things you find repeated over and over again in the past two years, are part and parcel of what it was all about back in 1929, just with modern variants and staggering sums of money," Judge Pollack said.

Judge Pollack grew up in Brooklyn and graduated from Co-

fifty (50) OF

THE BOSTON GLOBE WEDNESDAY, AUGUST 18, 2004



GLOBE STAFF PHOTO/MATTHEW J. LEE

Joseph Krowski Jr. says he wants to keep representing poor defendants but can't, because state pay doesn't cover his expenses.

#fifty-three (53)

The Boston Globe
WEDNESDAY, AUGUST 18, 2004

Hundreds of Fleet layoffs expected

John J. Crapo

Bank of America set to make cuts today

By Sasha Talcott
GLOBE STAFF

Bank of America Corp. plans to lay off hundreds of tellers and other branch employees at Fleet banks today, asking them to leave the building immediately as part of the process, according to documents obtained by the Globe and Fleet branch managers told of the decision.

The layoffs will affect nearly every city and town in which Fleet does business, as the North Carolina bank continues to absorb the Boston-based FleetBoston Financial Corp. Bank of America plans to convert Fleet's 1,500 branches to its own model, which for the most part uses fewer full-time staff members per branch, the Fleet workers said.

In addition to the layoffs, Bank of America plans to move some employees from branch to branch and to reduce some staff members' hours. Branch managers learned of the planned cutbacks at a meeting in late July, but staff members are expected to be told today.

One Fleet manager who was informed of the plans put the staffing reductions and relocations at one or more per branch. According to that man-

LAYOFFS, Page A17

SJC orders lawyers appointed

John J. Crapo

By Raphael Lewis
and Jonathan Saltzman
GLOBE STAFF

A justice of the state Supreme Judicial Court yesterday formally ordered judges in Hampden County to appoint private attorneys to represent indigent criminal defendants with or without the lawyers' consent and to report them to the state Board of Bar Overseers if they refuse to take a case without a valid excuse.

▶**Lawyer says economic pressures clash with altruistic impulses. B4.**

Justice Francis X. Spina's order, in effect, creates a parallel system of appointing private lawyers to represent indigent clients, bypassing the Committee for Public Council Services. While the shortage of court-appointed lawyers has been most acute in Hampden County, large numbers of lawyers

DEFEND, Page B4

fifty four (54) of

The Boston Globe
WEDNESDAY, AUGUST 18, 2004

Hundreds of Fleet layoffs expected

Bank of America set to make cuts today

J J CRAPO

By Sasha Talcott
GLOBE STAFF

Bank of America Corp. plans to lay off hundreds of tellers and other branch employees at Fleet banks today, asking them to leave the building immediately as part of the process, according to documents obtained by the Globe and Fleet branch managers told of the decision.

The layoffs will affect nearly every city and town in which Fleet does business, as the North Carolina bank continues to absorb the Boston-based FleetBoston Financial Corp. Bank of America plans to convert Fleet's 1,500 branches to its own model, which for the most part uses fewer full-time staff members per branch, the Fleet workers said.

In addition to the layoffs, Bank of America plans to move some employees from branch to branch and to reduce some staff members' hours. Branch managers learned of the planned cutbacks at a meeting in late July, but staff members are expected to be told today.

One Fleet manager who was informed of the plans put the staffing reductions and relocations at one or more per branch. According to that man-

LAYOFFS, Page A17

SJC orders lawyers appointed

By Raphael Lewis and Jonathan Saltzman
GLOBE STAFF

A justice of the state Supreme Judicial Court yesterday formally ordered judges in Hampden County to appoint private attorneys to represent indigent criminal defendants with or without the lawyers' consent and to report them to the state Board of Bar Overseers if they refuse to take a case without a valid excuse.

▸Lawyer says economic pressures clash with altruistic impulses. B4.

Justice Francis X. Spina's order, in effect, creates a parallel system of appointing private lawyers to represent indigent clients, bypassing the Committee for Public Council Services. While the shortage of court-appointed lawyers has been most acute in Hampden County, large numbers of lawyers

DEFEND, Page B4

#fifty five (55)

• Organizational Training

to appoint lawyers in indigent

John J. Crapo, pro se JJC

some of the lowest paid state-appointed criminal defense lawyers in the nation, despite a recent $7.50-an-hour raise approved by the Legislature and the governor.

But both leaders said they have no intention of convening a special legislative session to address the situation before year's end, even though the dispute has already led to the release of criminal defendants who had not posted bail while awaiting trial.

"Our consideration of next steps or additional steps are really expected probaby not until early next year," Finneran said.

Travaglini and Finneran dismissed the idea of including funding for increased attorneys' wages



THOMAS M. FINNERAN

ROBERT E. TRAVAGLINI

here at 7:30 in the morning," Travaglini said, meeting with reporters after the State House summit. "We're going to try to address this in a timely way."

The discussions came as bar advocates across the state refused to take court appointments to protest low pay. In some courts, suspects arriving for arraignments

And on Monday, 22 of the 38 bar advocates who work at Central District Court in Worcester voted to stop taking cases Sept. 7 if they were not satisfied with the outcome of yesterday's meeting.

Romney last week filed a bill to wrest oversight control of the public counsel committee from the judicial branch in order to force the bar advocates to work, and yesterday said that such a measure would be necessary if any of the 700 defendants without access to lawyers in the state are let out on the streets early.

"I'm willing to engage in a constructive dialogue," Romney said. "But what I don't support in any way, shape, or form is the idea that people can walk out of the work-

#fifty six (56) OF

Organizational Training

...point lawyers in indig...

John J. Crapo, PRO SE

paid state-ap-
efense lawyers
spite a recent
e approved by
the governor.
s said they have
nvening a spe-
sion to address
ore year's end,
dispute has al-
ease of criminal
had not posted
g trial.
ration of next
l steps are really
y not until early
an said.
d Finneran dis-
f including fund-
attorneys' wages
ital budget the
kely to pass next
rious shortfalls.
atic legislative
would accelerate
a commission set
he problem.
tand the signifi-
ituation, as evi-
peaker and I being



THOMAS M. FINNERAN



ROBERT E. TRAVAGLINI

here at 7:30 in the morning," Travaglini said, meeting with reporters after the State House summit. "We're going to try to address this in a timely way."

The discussions came as bar advocates across the state refused to take court appointments to protest low pay. In some courts, suspects arriving for arraignments were dismissed because lawyers refused to represent them. Michael Erlich, president of the Worcester County Bar Advocates, said 80 to 100 of the group's 160 lawyers stopped taking cases at district courts in Dudley, Clinton, Fitchburg, Leominster, Gardiner, and Winchendon starting July 1.

And on Monday, 22 of the
advocates who work at
District Court in Worceste
to stop taking cases Sept.
were not satisfied with t
come of yesterday's meetin

Romney last week filed
wrest oversight control of
lic counsel committee fro
dicial branch in order to
bar advocates to work, an
day said that such a
would be necessary if a
700 defendants without
lawyers in the state are
the streets early.

"I'm willing to engage
structive dialogue," Rom
"But what I don't supp
way, shape, or form is th
people can walk out of
place and that crimin
ants can be let free."

While Finneran used
"next year" and "the
months" to describe w
pected the Legislature
the issue, William Le
counsel at the Commit
lic Counsel Services,

fifty-seven (57)

indigent cases

on Monday, 22 of the 38 bar ocates who work at Central trict Court in Worcester voted top taking cases Sept. 7 if they re not satisfied with the outne of yesterday's meeting.

Romney last week filed a bill to est oversight control of the pub counsel committee from the juial branch in order to force the r advocates to work, and yesterly said that such a measure ould be necessary if any of the 0 defendants without access to wyers in the state are let out on le streets early.

"I'm willing to engage in a contructive dialogue," Romney said. But what I don't support in any way, shape, or form is the idea that people can walk out of the workplace and that criminal defendants can be let free."

While Finneran used terms like "next year" and "the next few months" to describe when he expected the Legislature to take up the issue, William Leahy, chief counsel at the Committee for Public Counsel Services, expressed hope that action could come much sooner. He argued that the state's high court mandated fast action in a recent unanimous ruling, which found that defendants were unconstitutionally being held in jail for months without access to lawyers because of the lack of adequate pay for the bar advocates.

"Our hope is that we hear back from the legislative leaders and the executive branch and the legislative leaders in a positive way over the next several days, the next week or so, and that we move on from there," Leahy said. "We certainly hope that compensation is a part of that."

Paul J. Machado, president of the Bristol County Bar Advocates, called the outcome of yesterday's meeting "fairly disappointing for the state of justice in Massachusetts."

"The situation is going to become worse," said Machado, who specializes in representing sex offenders accused of being dangerous despite finishing their prison sentences.

WEDNESDAY, AUGUST 11, 2004
THE BOSTON GLOBE

#58 (fifty-eight) OF

Meirelles faces more scrutiny

REUTERS

BRASILIA — Brazil's central bank chief was summoned to give more Senate testimony yesterday as the government failed to protect him from further grilling over allegations he dodged taxes.

The Senate economic affairs commission voted to invite Henrique Meirelles, a successful former FleetBoston Financial Corp. executive and the mastermind of Brazil's market-pleasing monetary policy, to testify after reports thathe failed to declare assets to Brazilian tax authorities.

The new Senate demand came after the chamber's auditing commission last Wednesday asked Meirelles to testify to its members in the wake of reports of alleged tax evasion by two news magazines. The government had hoped to limit Meirelles's testimony to the Senate auditing commission, where the governing coalition holds a majority of seats.

He is likely to face a more hostile reception from the economic affairs commission, where opposition parties have greater influence.

A date has yet to be set for an appearance before the commissions, which will likely be in a joint hearing.



AP PHOTO

Henrique Meirelles

John J. CRAPO

Government legislators reached agreements with both commissions to limit Meirelles testimony to economic policy in a bid to protect him from questions on the magazine reports. "It's clear what they're going to ask about are the allegations. We're not going to sweeten the pill," said Arthur Virgilio, Senate leader of the opposition PSDB, who has repeatedly called for Meirelles to resign over the charges.

The Senate commissions have also asked the head of state-run Banco do Brasil, Cassio Casseb, to testify after a magazine report he also dodged taxes.

Opposition parties have refused to vote on government economic reforms until they get a full explanation from Meirelles and Casseb on the reports.

The move has delayed debate on public-private investment partnerships until after October elections. Discussion of a new bankruptcy law has also been called off.

Two weeks of allegations against Meirelles sent Brazil's benchmark Bovespa stock index over four percent lower Thursday as investors feared he might be forced to step down.

Markets have since calmed after Meirelles's assurances he would not resign because he had done nothing wrong.

President Luiz Inacio Lula da Silva and Finance Minister Antonio Palocci have also stepped in to defend Meirelles.

THE BOSTON GLOBE
SATURDAY, AUGUST 7, 2004

O'HARE, Joseph L., Jr.—Age 69, a lifelong Cambridge resident, August 5th, 2004. Devoted father of Joseph L. O'Hare III of Hull, Eileen Martins of Lowell, Brian W. O'Hare of Lancaster, and Patricia Keddy of Medford. Brother of Florence "Honey" Williams of Arlington and Frances Kuchinski of Nashua, NH. Beloved grandfather of 10 grandchildren and 1 great-grandchild. Beloved uncle to many nieces and nephews. Retired Cambridge Firefighter, former Cambridge Police Officer and Retired Brigadier General (MA) Massachusetts Army National Guard. A member of numerous veterans organizations including the American Legion, Ancient & Honorable Artillery Co., 26th "Yankee" Infantry Division Assoc., Assoc. of 1st Corps of Cadets and 101st Infantry Assoc. Funeral from the Keefe Funeral Home, 2175 Mass. Ave., NORTH CAMBRIDGE, Tuesday at 9 AM. Funeral Mass at St. John's Church, Cambridge at 10 AM. Relatives and friends invited. Visiting hours Monday, 4-8 PM. In lieu of flowers, donations may be made to the Cambridge Firefighters Relief Assoc., 167 Lexington Ave., Cambridge, MA 02138. For online condolences visit www.keefefuneralhome.com

lifting - nine (59) OF


AN
ATHENS 2004
OLYMPIC
MOMENT

German weightlifter Helmut Schultz sets an Olympic record by lifting 470 pounds in unsold tickets.

JOHN J CRAPO PRO SE

LETTERS *to the* EDITOR

In defense of my brother John

MY BROTHER, John Kerry, decided to volunteer to put his life on the line to serve his country in Vietnam. A lot of guys dodged service, but not my brother John. As Bill Clinton pointed out not long ago, when push came to shove, a lot of young men found other alternatives, but not my brother John. He volunteered for service and he went to Vietnam, and by every official US Navy account, he acquitted himself heroically.

I watched my brother put his life on the line in service to our country as so many sisters and brothers, parents, and other family members are doing today with loved ones in Iraq and Afghanistan and elsewhere. I am really mad that anyone dares question any soldier's service, particularly my brother's outstanding record in Vietnam.

Moreover, these vicious attacks are diverting attention from the critical issues affecting Americans today: a lackluster economy, a health-care system in deep crisis, serious national security concerns, the ongoing instability in Iraq, and so on.

It's time to focus on the present and the future, rather than on events that happened well over 30 years ago. Senator John McCain has called these attacks dishonest and dishonorable. Why won't George Bush do the same?

DIANA KERRY
Manchester-by-the-Sea

JC/jjc

Lawyer pool for the defense

RECENTLY I performed my civic duty for the Commonwealth by performing jury duty. While I was waiting in the mind-numbing boredom known as the jury pool room, I read a letter to the Globe editor about the ongoing battle for higher pay for court-appointed lawyers (what else was I going to do?).

It suddenly occurred to me that maybe there should be some sort of defense lawyer pool made up from randomly selected lawyers from all over the Commonwealth. If all Massachusetts lawyers were obligated to serve one case every three years for the current pay, it would be a fair way to distribute the workload.

Why should a few lawyers carry the entire burden? If it's good enough for citizens like me, it should be good enough for Massachusetts lawyers.

ELLIOT BASKAS
Littleton

#60 OF

Cambridge Chronicle

America's oldest weekly newspaper, since 1846

THURSDAY, AUGUST 26, 2004

52 Pages ■ Vol. 159, No. 44 ■ 75 Cents



JOHN J. CRAPO, pro se, JJC/jjc

Families, Sec. 8 often denied rentals

By Chris Helms
CHRONICLE STAFF

In Cambridge, you're more likely to face housing discrimination if you have children or pay rent with a federal voucher than for the color of your skin.

That's the view from the city's Human Rights Commission, which enforces civil rights laws.

"The public embraces people of diverse background because this is a vibrant city," said Quoc Tran, executive director of the commission. "But you do see discrimination against people for source of income and having children."

The commission recently notched what it termed "an important strike" against housing discrimination, mediating a settlement in which landlord Shing-Tung Yau paid $30,000 to would-be tenant Amaro Pires. The Cape Verdean Pires claimed Yau's rental agent, Hugh Rutledge, de-

DISCRIMINATION, *page 12*

#610F

JOHN J. CRAPO.
pro se
JJC/jjc



HERALD PHOTO BY STUART CAHILL

A tree fell on this High Street home when a storm hit North Cambridge last week.



HERALD PHOTO BY STUART CAHILL

Chris Esmonde surveys the damage to his porch.

#62 OP

JOHN J. CRAPO. Pro Se. JJC/jjc

ENDORSEMENTS

Sierra Club backs Walz

The Massachusetts Chapter of the Sierra Club has endorsed Marty Walz in the race to replace retiring state Rep. Paul Demakis. The Sierra Club is the leading group offering environmental guidance for voters at the state legislative level.

The Democratic Primary will occur on Tuesday, Sept. 14. "As the primary nears, I am proud to have the support of my fellow environmentalists in the Sierra Club," Walz said as she welcomed the endorsement.

Massachusetts Sierra Club Chairwoman Mary Ann Nelson said that the group's standards are high and rigorous. "We reserve our political endorsements for candidates like Marty who will be outstanding advocates for the environment," she said. "Marty has shown a deep commitment to environmental protection to ensure a better quality of life for all and to protect the health and safety of our families."

As the head of her local neighborhood association, Walz fought for parkland improvements and for more responsible development. She also advocated for cleaner, more accessible public transportation.

"For people like me who care about Magazine Beach, the Esplanade, and state parks in general, this is a very important election," Walz said. "I will go to the legislature to fight for better stewardship of our open spaces, and I will also work hard for cleaner transportation and more healthful air and water," she vowed. "It's about making our communities healthier and more livable."

For more information, visit www.martywalz.com.

Barrios endorses Glynn in race

State Sen. Jarrett Barrios announces his endorsement of Kristine Glynn for the vacated seat of state Rep. Paul Demakis.

"I have known Kristine Glynn on a personal and professional level for six years," said Barrios. "The people of Cambridge and Boston deserve a state representative who will serve with the highest commitment to integrity, honesty and progressive ideals. I know that Kristine embodies those qualities."

Glynn accepted the endorsement and said, "Cambridge voters have been lucky to have someone of Jarrett Barrios' caliber representing them during his time as a representative and now as a senator. I look forward to working with Jarrett, as I have in the past, to ensure that the voters of Cambridge have a strong voice on Beacon Hill."

Glynn, a former legislative director for the Massachusetts state Senate, and most recently a legislative advocate for nonprofit organizations, intends to use her legislative experience as an asset when dealing with the commonwealth's most critical issues.

"I have seen what Kristine is capable of, and I only wish we had more people like her serving the taxpayers of the commonwealth," Barrios said.

Glynn has received support from organizations, including the Massachusetts Teachers Association; the Massachusetts Nurses Association, Local 301; IBEW Local 301; Mail Handlers Union of New England, Local 369; Local 7, Bridge and Structural Workers Union; Boston Carmen's Union, Local 589; Iron Workers, Local 7; Teamsters, Local 127; NE Iron Workers District Council; Plumbers Union, Local 12; Carpenters, Local 40; and the Pipefitters Local 531, among others.

#63

John J. Crapo. Pro se JJC/jjc

HEALTH CODE VIOLATIONS

The following is a log of recent restaurant and food service inspections that resulted in one or more health violations relating to foodborne illness by the Inspectional Services Department. Other notable violations are described as well. Compiled by Amanda McGregor.

Finagle a Bagel, 14 JFK St., was cited on Aug. 10 for one critical violation of food protection due to improper temperature control. Management was instructed to get the refrigerator serviced immediately. It was also instructed to treat for fruit flies.

Henrietta's Table in the **Charles Hotel**, 1 Bennett St., was cited on Aug. 10 for one critical violation for improper storage of pesticide operations. It was also cited for fruit flies and instructed to treat.

Lingo, 15 Monsignor O'Brien Hwy., was cited on Aug. 10 for one critical violation for a dirty and unsanitized slicer, enabling food cross-contamination. It was also cited for flies in the bar area. Management was instructed to seal door openings for insect, rodent and animal control.

Peet's Coffee, 100 Mt. Auburn St., was cited on Aug. 12 for fruit flies and instructed to treat.

Gourmet Café, 40 Thorndike St., was cited on Aug. 12 for two critical violations, including a broken hand-washing sink and improperly receiving food. Management was instructed to discard a bulging can in rear, check for other damaged goods and repair the sink.

Ristorante Marino, 2465 Mass Ave., was cited on Aug. 13 for one critical violation for improper storage of raw chicken, enabling cross-contamination. It was also cited for improper protection of food on the buffet to prevent contamination, and roaches and mouse droppings in the basement. Management was instructed to clean and provide evidence of complete rodent extermination and maintain a sanitizer in the upstairs kitchen.

Daedalus, 45 1/2 Mt. Auburn St., was cited on Aug. 13 for fruit and moth flies and instructed to treat.

Dunkin' Donuts, 55 JFK St., was cited on Aug. 17 for fruit flies and instructed to treat.

Sandrine's, 8 Holyoke St., was cited on Aug. 18 for not having a thermometer in the kitchen prep refrigerator. Management was also instructed to replace moldy ceiling tile in the women's restroom.

Hong Kong, 1238 Mass Ave., was cited on Aug. 18 for one critical violation for improper storage of raw chicken and shrimp, enabling cross-contamination. It was also cited for 10 non-critical violations, including no refrigerator thermometers, fruit flies and mouse droppings. Management was instructed to treat for fruit flies and replace all worn hand-washing sinks.

The Boston Globe

SATURDAY, AUGUST 28, 2004

STEAM ME UP
TODAY: Early fog, then sunny, humid. High 87-92. Low 70-75.
TOMORROW: Very humid, sun, clouds. High 84-89. Low 70-75.
HIGH TIDE: 10:21 a.m. 10:36 p.m.
FULL REPORT: PAGE B8

VOLUME 266
NUMBER 59
50 cents
75 cents beyond 30 miles from Boston

AT HIS CONVENTION STATION



GLOBE STAFF PHOTO/DAVID L. RYAN

National Guard troops patrolled New York's Grand Central Station yesterday as part of security measures for the Republican National Convention. Thousands of demonstrators and performance artists are preparing for rallies during the convention next week, and some groups gave a preview of their tactics yesterday. **A2.**

A journey comes to tragic end

New Zealander electrocuted hunting coins at T stop

By Mac Daniel
GLOBE STAFF

Matthew R. Gallagher, a 22-year-old from New Zealand, and his friend had just left a bar and were waiting at Haymarket Station for an Orange Line train to take them back to their hostel early yesterday when some coins next to the tracks caught their eye.

The friend, Craig Jonas, jumped into the track pit on the northbound side and emerged with 11 cents, according to accounts he gave authorities and a friend. But as he was climbing out, he heard Gallagher shout and realized his friend had gone in and been electrocuted when he brushed against the third rail.



MATTHEW R. GALLAGHER

Jonas and a bystander pulled Gallagher up onto the platform, where Jonas said he administered cardiopulmonary resuscitation for several minutes until emergency personnel arrived. Authorities said Gallagher was pronounced dead at Massachusetts General Hospital.

"This is an unimaginable tragedy that will stay with subway and police personnel for a very long time," said Joe Pesaturo, spokesman for the MBTA. "It's our sincere wish that a senseless incident like this is never repeated."

Gallagher's mother, Gay, said by telephone yesterday from her home in Howick, New Zealand, that her son had not previously been in a subway system like Boston's and would not have been familiar with the idea of an electrified third rail.

Officials said there are signs in all Massachusetts Bay Transportation Authority track pits with electrified rails that say in red capital letters: no trespassing, danger third rail. The rail carries 600 volts of electricity, which powers the trains and their electrical systems.

MBTA, Page B5

#65 OF

SATURDAY, AUGUST 28, 2004 BOSTON HERALD

Kerry's swiftboat spin doesn't float

John J. CRAPO, pro se

Robert D. NOVAK

NEW YORK — Retired Rear Adm. William L. Schachte Jr. said Thursday in his first on-the-record interview about the swiftboat veterans dispute that "I was absolutely in the skimmer" in the early morning on Dec. 2, 1968, when Lt. (j.g.) John Kerry was involved in an incident which led to his first Purple Heart.

"Kerry nicked himself with a M-79 (grenade launcher)," Schachte said in a telephone interview from his home in Charleston, S.C. He said, "Kerry requested a Purple Heart."

Schachte, who also was then a lieutenant junior grade, said he was in command of the small Boston Whaler or skimmer, with Kerry aboard in his first combat mission in the Vietnam War. The third crew member was an enlisted man whose name Schachte did not remember.

Two enlisted men who appeared at the podium with Kerry at the Democratic National Convention in Boston have asserted that they were alone in the small boat with Kerry, with no other officer present. Schachte said it "was not possible" for Kerry to have gone out alone so soon after joining the swiftboat command in late November 1968.

Kerry supporters say that no critics of the Democratic presidential candidate ever were aboard a boat with him in combat. Washington lawyer Lanny Davis has contended that Schachte was not aboard the Boston Whaler, and the statement in "Unfit for Command" that he was aboard undermines that critical book's credibility.

Schachte until now has refused to speak out publicly on this question and agreed to give only two interviews. One was a television interview with Lisa Myers of NBC ... second was a print interview

Schachte described the use of the skimmer operating very close to shore as a technique that he personally designed to flush enemy forces on the banks of Mekong River so that the larger swiftboats could move in. At about 3 a.m. on Dec. 2, Schachte said, the skimmer — code-named "Batman" — fired a hand-held flare. He said that after Kerry's M-16 rifle jammed, the new officer picked up the M-79 and "I heard a 'thunk.' There was no fire from the enemy," he said.

Patrick Runyon and William Zaladonis are the two enlisted men who said they were aboard the skimmer and did not know Schachte. However, two other former officers interviewed Thursday confirmed that Schachte was the originator of the technique and always was aboard the Boston Whaler for these missions.

Grant Hibbard, who as a lieutenant commander was Schachte's superior officer, confirmed that Schachte always went on these skimmer missions and "I don't think he (Kerry) was alone" on his first assignment. Hibbard said he had told Kerry to "forget it" when he asked for a Purple Heart.

Ted Peck, another swiftboat commander, said, "I remember Bill (Schachte) telling ... it didn't happen" — that is, Kerry getting an enemy-inflicted wound. He said it would be "impossible" for Kerry to have been in the skimmer without Schachte.

"I was astonished by Kerry's version" (in his book, "Tour of Duty") of what happened Dec. 2, Schachte said Thursday. When asked to support the Kerry critics in the swiftboat controversy, Schachte said, "I didn't want to get involved." But he said he gradually began to change his mind when he saw his own involvement and credibility challenged, starting with Lanny Davis on CNN's "Crossfire" Aug. 12.


KERRY
WAR RECORD

OH CAPTAIN, MY CAPTAIN!: Just sit right back and you'll hear a dubious tale.

The next time he saw Kerry after the first Purple Heart incident, Schachte said, was "about 20 years" later on the U.S. Senate subway in the basement of the Russell Senate Office Building. "I called, 'Hey, John.' He replied, 'Batman.' I was absolutely amazed by his memory." He said they "talked about having lunch" but never did.

Schachte said he has never been contacted by or talked to anybody in the Bush-Cheney campaign or any Republican organization. He said he is a political independent who has voted for candidates of both parties.

Robert D. Novak is a syndicated columnist.

#66 OF


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JOHN J. CRAPO
Pro Se


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#670F



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AUTHORIZED SIGNATURE - NOT VALID UNLESS SIGNED.
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Cirrus
Use of this card is subject to the terms of the agreement furnished in connection with its issuance. Card remains bank property and if found, should be mailed to:
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#68 OF

exp. 03/05

28 Aug 2004 4152 7904 0900 6180

Dear Kinkos INC Scollay Square Ms Valerie CRAIG

the attached card / card / call to your attn

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#69 OF



FedEx Kinko's.
Office and Print Center

August 28,2004 14:17 Page: 1
Receipt #: 116576
VISA #: XXXXXXXXXXXX6180
2004/08/28 12:15 John J. CRAPO

PRO SE

JJC/jjc

Qty	Description	Amount
59	Minutes:EPW0272S03	11.80
1	Prints:XEROXN4525 14648	0.29
1	Prints:XEROXN4525 14649	0.29
1	Prints:XEROXN4525 14650	0.29
1	Prints:XEROXN4525 14651	0.29
1	Prints:XEROXN4525 14658	0.29
12	Minutes:EPW0272S03	2.40
1	Prints:XEROXN4525 14659	0.29
3	ES B&W S/S White 8.5 x11	0.27
	SubTotal:	16.21
	Taxes:	0.81
	Total:	17.02

The Card holder agrees to pay the Issuer of the charge card in accordance with the agreement between the Issuer and the Cardholder.

2 Center Plaza 617-973-9000
Boston, MA 02108
www.fedexkinkos.com
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John J. CRAPO. Pro Se
JJC/iii

#70 OF

BOSTON Herald

SATURDAY, AUGUST 28, 2004 • 50 CENTS (75 CENTS 30 MILES OUTSIDE BOSTON)

#71 OF



Battle rages over Kerry medal
PAGE 2

CVS PHARMACY
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JOHN J. CRAPO
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AFFLECK, DAMON LEAD CHARGE: PAGE 3

#120K

JJC/JJC

BOSTON Herald

FRIDAY, AUGUST 27, 2004 ■ 50 CENTS (75 CENTS 30 MILES OUTSIDE BOSTON)

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OP10 TRN4247 04/08/27 09:44 am

KENNEDY'S ACCUSER

She claims nephew raped her — then wished her happy birthday

DETAILS: PAGE 2



SPOTLIGHT: Audra Soulias, appearing at a Chicago press conference yesterday, claims in a civil suit that William Kennedy Smith raped her in 1999, a charge he says is 'outrageous, untrue and without merit.'

John J. Crapo Pro Se

#73 OF

UNITED STATES IMMIGRATION COURT
JFK FEDERAL BLDG., ROOM 320
BOSTON, MA 02203-0002

IN THE REMOVAL CASE OF
LEANDRE, LOUIS VACHINSKY
RESPONDENT

CASE NO.: A79-470-492

ORDERS

[X] This is a memorandum of the Court's Decision and Orders entered on August 27 2004. This memorandum is solely for the convenience of the parties. The oral or written Findings, Decision and Orders is the official opinion in this case. (X) Both parties waived issuance of a formal oral decision in the case.

[ ] The respondent was ordered REMOVED from the United States to ________________ ( ) in absentia.

[ ] Respondent's application for VOLUNTARY DEPARTURE was DENIED and respondent was ordered removed to ________________, in the alternative to ________________.

[ ] Respondent's application for VOLUNTARY DEPARTURE was GRANTED until ________________, upon posting a voluntary departure bond in the amount of $____________ to INS within five business days from the date of this Order, with an alternate Order of removal to ________________ or ________________. Respondent shall present to INS within ( ) thirty days ( ) sixty days from the date of this Order, all necessary travel documents for voluntary departure.

[X] Respondent's application for ASYLUM was (X) granted ( ) denied ( ) withdrawn with prejudice.
( ) subject to the ANNUAL CAP under the INA section 207(a)(5).
( ) Respondent knowingly filed a FRIVOLOUS asylum application.

[ ] Respondent's application for WITHHOLDING of removal under INA section 241(b)(3) was ( ) granted ( ) denied ( ) withdrawn with prejudice.

[ ] Respondent's application for WITHHOLDING of removal under the Torture Convention was ( ) granted ( ) denied ( ) withdrawn with prejudice.

[ ] Respondent's application for DEFERRAL of removal under the Torture Convention was ( ) granted ( ) denied ( ) withdrawn with prejudice.

[ ] Respondent's application for CANCELLATION of removal under section ( ) 203(b) of NACARA, ( ) 240A(a) ( ) 240A(b)(1) ( ) 240A(b)(2) of the INA, was ( ) granted ( ) denied ( ) withdrawn with prejudice. If granted, it was ordered that the INS issue all appropriate documents necessary to give effect to this Order. Respondent ( ) is ( ) is not subject to the ANNUAL CAP under INA section 240A(e).

[ ] Respondent's application for a WAIVER under the INA section ____________ was ( ) granted ( ) denied ( ) withdrawn or ( ) other ________________. ( ) The conditions imposed by INA section 216 on the repondent's permanent resident status were removed.

[ ] Respondent's application for ADJUSTMENT of status under section __________ of the ( ) INA ( ) NACARA ( ) ________________ was ( ) granted ( ) denied ( ) withdrawn with prejudice. If granted, it was ordered that INS issue all appropriate documents necessary to give effect to this Order.

NLC

John J. CRAPO, pro se
#74 OF

CASE NUMBER: 79-470-492 RESPONDENT: LEANDRE, LOUIS VACHINSKY

[ ] Respondent's status was RESCINDED pursuant to the INA section 246.
[ ] Respondent's motion to WITHDRAW his application for admission was ( ) granted ( ) denied. If the respondent fails to abide by any of the conditions directed by the district director of INS, then the alternate Order of removal shall become immediately effective without further notice or proceedings: the respondent shall be removed from the United States to ______________________.
[ ] Respondent was ADMITTED as a ______________________ until ______________. As a condition of admission, the respondent was ordered to post a $ ______________ bond.
[ ] Case was ( ) TERMINATED ( ) with ( ) without prejudice ( ) ADMINISTRATIVELY CLOSED.
[ ] Respondent was orally advised of the LIMITATION on discretionary relief and consequences for failure to depart as ordered.
[ ] If you fail to voluntarily depart when and as required, you shall be subject to civil money penalty of at least $1,000, but not more than $5,000, and be ineligible for a period of 10 years for any further relief under INA sections 240A, 240B, 245, and 248 (INA Section 240B(d)).
[ ] If you are under a final order of removal, and if you willfully fail or refuse to 1) depart when and as required, 2) make timely application in good faith for any documents necessary for departure, or 3) present yourself for removal at the time and place required, or, if you conspire to or take any action designed to prevent or hamper your departure, you shall be subject to civil money penalty of up to $500 for each day under such violation. (INA section 274D(a)). If you are removable pursuant to INA 237(a), then you shall further be fined and/or imprisoned for up to 10 years. (INA section 243(a)(1)).
[X] Other: In view of Court's grant of asylum, respondent's claims for withholding ~~of removal and~~ Torture Convention were not reached

Date: Aug 27, 2004



FRANCIS L. CRAMER, Judge

APPEAL: (X) waived ( ) reserved by ( ) Respondent ( ) INS (X) Both

DUE BY:

CERTIFICATE OF SERVICE

THIS DOCUMENT WAS SERVED BY: [ ] MAIL [X] PERSONAL SERVICE
TO: [X] INS [ ] ALIEN [X] Alien's ATT/REP [ ] ALIEN c/o Custodial Officer
DATE: 8/27/04 BY: [ ] COURT STAFF [X] JUDGE

Y2
Y2

#75 OP

OBITUARIES John J. CRAPO

John F. McNulty, at 69, entrepreneur and pilot

John F. McNulty of Wayland, past captain commanding of the Ancient and Honorable Artillery Company of Massachusetts, died Tuesday in Wayland. He was 69.

Raised and educated in Brookline, Mr. McNulty was an outstanding student-athlete at Brookline High School where he excelled in football and track. He attended the University of Massachusetts on a football scholarship, and eventually settled in Wayland.



MR. JOHN F. MCNULTY

Mr. McNulty built a nationally recognized insurance agency in Wayland and was a former owner of Jack McNulty Chevrolet of Beverly. He was known as the "flying banker" at State Street Bank for his 3,000 hours as a pilot and love of travel that led him to visit more than 100 countries.

He was a member of the Elks, MSADA, 1638 Aerospace, Air Force Association, MBA, APOA and was the 286th Captain Commanding of the Ancient and Honorable Artillery Company of Massachusetts in 1994 and 1995.

Mr. McNulty is survived by his wife, Donna (LeGacy); three sons, Brian of Henniker, N.H., Jeffrey of Wayland and Marc of Medway; two daughters, Karen of Framingham and Joanne McLaughlin of Wayland; two brothers, Lawrence of Concord and Naimh of Brookline; two sisters, Alice MacGillivray of Brookline and Marilyn Whalen of Mattapoiset; and 15 grandchildren.

Funeral service and burial will be private.

Arrangements by Bell-O'Dea Funeral Home.

JJC/jjc

Henry James Kerr of Braintree, 67, electrical engineer

Henry James Kerr of Braintree, an electrical engineer, died Tuesday at Quincy Medical Center. He was 67.

Born in Boston, Mr. Kerr was educated at Dorchester High School, Boston College High School, Northeastern University and Suffolk University School of Law.

He lived in Quincy and Milton before moving to Braintree 27 years ago.

Mr. Kerr served in the Army in the 1960s and later in the Reserves as part of the Army Engineering Battalion.

An attorney, Mr. Kerr worked as an electrical engineer and research analyst for Boston Edison. He retired in 1996.

Mr. Kerr was a member of the Massachusetts Bar Association and the American Bar Association, Public Utilities Section. He was also a member of the Institute of Electrical and Electronic Engineers.

He enjoyed reading, history and photography.

Mr. Kerr is survived by his wife of 30 years, Catherine D. (Dolan); a daughter, Mary C. of Braintree; and his mother, Catherine M. (Greer) of Braintree.

A funeral Mass will be celebrated at 11 a.m. today at Saint Thomas More Church, Braintree.

Burial will follow in Milton Cemetery.

Arrangements by Sweeney Brothers Home for Funerals, Quincy.

Holiday Inn
SELECT

BOSTON-GOVERNMENT CENTER

8/23/04

5 Blossom Street
Boston, MA 02114
Tel: 617/742-7630
Fax: 617/742-4192

Mr. J. Crapo paid $1,000.00
Cash on 8/23/04 for reservation
H1-641690-1 / 61749278.
to arrive 9/2/04 - 9/7/04.
Remaining balance is $23.02

Suzanne Markham
Front Office Mgr.

JJC/ijc
seventy-six (76) OF

#77

John J. Crapo, M.D.

JJC/jjc

Dear Holiday Inn, Blossom Street
I wish a reservation for
single person, myself,
nights of
Sept second
third
fourth
fifth
sixth

My membership
is
652 710 619
of your Priority
Club
Tel # 1-800-Holiday

My confirmation # = 617 492 78

#78 OF

3:05 pm [illegible]

#79
J. J. CRAPO. pro se

SAFEWAY	SAFEWAY	5 Guaranteed by Inn	2-SU1	0
		Pay: 0 00001		
		Hist: 0		
		Origin: Cd 0		

\- -

:

Comment: M:B

--- Additional Locally Tracked Origins ---

Code Number Name Pct.

SAFEWAY	SAFEWAY	5 Guaranteed by Inn	2-SU1	0
		Pay: 0 00001		
		Hist: 0		
		Origin: Cd 0		

\- -

:

Comment: M:B

--- Additional Locally Tracked Origins ---

Code Number Name Pct.

JJC/jjc

#80 OF
J. J. CRAPO. pro se

3	2
189.95	169.95
213.60	191.11
640.80	382.22

1,023.02

JJC/jjc

#8/OF
John J. CRAPO

3

189.95   169.95 [2]

213.60   191.11

640.80 [1]   382.22

1,023.02

JJC/jjc

#eighty-two (82) OF
John J. CRAPO Pro Se, A.A. ABE

DO NOT DATE

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: PINE STRT INN MEN'S INN HOMELESS MEN'S SHELTER ATTN PLEASE COUNSELLER MR PHILIP KENNEDY OR SUCCESSOR IN HIS ABSENCE AS COUNCELLOR
444 HARRISON AVE
BOSTON MA
02118-2404

2. Article Number (Transfer from service label): 7003 1680 0000 5804 0037

COMPLETE THIS SECTION ON DELIVERY

A. Signature: X [signature] ☑ Agent ☐ Addressee

B. Received by (Printed Name) | C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☑ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

#83 OF

John J. CRAPO

#84 of

John J. CRAPO [illegible]

15 00
Regular Price
LAWYER'S PRICE

#85 of

J. J. CRAPO.

ms. [illegible]

#86 OF

John L. CRAPO pro se


THE COOP
$ 13·50

#87


ELEVATOR TO STR


430


ELEVATOR TO ST

PAID
J. J. CRAPO

#88



PAID J.J. CRAPO #89


We are sorry for any inconvenience this may cause
Elevator
Co.
elevator.
Unit#
Starting on
Completion date
328


PARK STREET PARK STREET
ELEVATOR TO TRAINS
PAID
John J CRAPO

#90


PAID
J. J. CRAPO


VATOR TO PLATFORM

#91



 PAID
John J. CRAPO

#92



John J. CRAPO

PAID 

 PAID #


TO PLATFORM



#93


ELEVATOR
MACHINE ROOM
10

#94



John J. CRAPO

PAID


ELEVATOR
MACHINE ROOM
10


ELEVATOR TO STR

JJC/JJC

PAID
J. J CRAPO
Prote

#95


430

#96

THURSDAY, AUGUST 26, 2004

THE BOSTON GLOBE

State threatens to pull business from bank

JOHN J. CRAPO PRO SE

JJC/JJC

By Sasha Talcott
GLOBE STAFF

Treasurer Timothy P. Cahill yesterday threatened to pull about $120 million of state business out of Bank of America, and the Romney administration demanded a public accounting of the bank's layoffs and other recent moves in Massachusetts.

Lieutenant Governor Kerry Healey said that Bank of America Corp., which acquired FleetBoston Financial Corp. in April, may be reneging on promises it made to state banking regulators to base six bank divisions in Boston and to maintain employment levels for "customer-facing positions" such as bank tellers. In the last few weeks, the bank has laid off hundreds of bank branch staff members across the Northeast and moved the bank's Latin American and small-business banking divisions out of state.

"It's extremely important we say loudly and clearly we expect Bank of America to live up to the agreement they signed in order to get permission to go forward with this merger," she said. "We're concerned we don't have compliance

BANK, Page A4

#97

Treasurer threatens action on bank

▶ BANK
Continued from Page A1

with the merger agreement."

State regulators approved the $48 billion merger on March 31, citing promises made by Bank of America officials at public hearings that "all customer-facing positions,' which is a significant number, will be retained," and that "according to the merger agreement the combined company's wealth management, Latin American, asset based lending, small business, premier banking, and leasing businesses will all be located in Massachusetts."

Partly as a result of those commitments, the state Board of Bank Incorporation said the merger met its criteria that any bank combination provide "net new benefits" to the state before it is approved.



GLOBE STAFF PHOTO/PAT GREENHOUSE

Lieutenant Governor Kerry Healey and Banks Commissioner Steven L. Antonakes discussed Bank of America yesterday.

Cahill said the state may pull cash out of Bank of America if it breaks more commitments to state regulators. The state has about $100 million in Bank of America certificates of deposit, plus about $10 million to $20 million in daily deposits as well as shares of Bank of America's stock through the state's retirement plan.

"The beginning has been troubling," Cahill said. "Their decisions have run counter to their statements. Certain aspects of our relationship are being evaluated and considered, and we'll continue to look at this very closely as the integration plays out."

Connecticut's attorney general, Richard Blumenthal, has said in published reports that Bank of America officials offered to tell him about the layoffs in his state — but only if he kept them a secret. Blumenthal refused to accept the information on the bank's terms.

The bank also has taken heat over its decision to outsource hundreds of jobs to third parties such as Fidelity Investments, EDS, and Trammell Crow, but still count the jobs in its tally of Bank of America employment in New England.

Bank of America had said when it announced its merger with Fleet that it would keep six divisions headquartered in Boston. With the loss of Latin America and small-business banking, there are just four left.

Massachusetts banking commissioner Steven L. Antonakes sent a letter yesterday to Lewis, the chief executive, asking for a more detailed explanation within 10 business days of layoffs in Massachusetts, the relocation of two business units out of state, and "specific information on projected Massachusetts job growth."

He said it is still too early to make any final decisions.

Without addressing state concerns directly, Bank of America's chief executive, Kenneth D. Lewis, said the bank remains 'fully committed to New England.'

Bank of America's chief executive, Kenneth D. Lewis, said in a statement yesterday that the bank remains "fully committed to New England." Without addressing Healey's concerns directly, he said remaining businesses headquartered in Boston still account for 15 percent of the bank's total revenue and that the branch layoffs ultimately will make the bank more customer-friendly. The bank is replacing the hundreds of displaced Fleet employees with part-time workers and staff for its "premier bank" for the near-affluent, which likely will balance out the layoffs, or even increase employment.

"While we strive to minimize disruption for our associates, we manage our organization to meet the expectations of all of our stakeholders, including customers, shareholders, and the communities we serve," Lewis said. "New England is a critical market for Bank of America. Change can be difficult, but also represents opportunity."

A Bank of America spokesman, Bob Stickler, said of the treasurer's comments: "We value our relationship with the state of Massachusetts."

Though Bank of America has said it will eliminate 12,500 jobs nationally, it has refused so far to discuss layoffs by state or by region and, in many cases, will not confirm job cuts when asked about them.

Healey also said she would no longer attend a breakfast at the Republican National Convention in New York City on Tuesday that Bank of America had planned to sponsor in her honor.

Stickler, the Bank of America spokesman, said the bank would respond to Antonakes but would not make the response public. He said he did not know whether the bank would address Antonakes' specific requests.

The banking commissioner declined to say what action he would take if he does not receive the information he requested, or if he determines that Bank of America has reneged on its commitments. He said the merger would be "difficult to undo" because it's already completed.

Bank of America has promised to maintain the same number of employees in New England that Fleet had before the merger and to increase Fleet's annual charitable giving, which stood at $45 million last year. The bank has said it will keep those commitments.

Sasha Talcott can be reached at stalcott@globe.com.

PAID

JOHN J. RAPO... JJC/jjc

#98 OF

FRIDAY, AUGUST 20, 2004

THE BOSTON GLOBE



PAID J.J. CRAPO, ...

No-fly list almost grounded Kennedy, he tells hearing

By Charlie Savage
GLOBE STAFF

WASHINGTON — A ticket agent with US Airways tried to prevent Senator Edward M. Kennedy, Democrat of Massachusetts, from boarding a shuttle in March because his name showed up on a Department of Homeland Security "no-fly" terrorist watch-list, Kennedy told a committee hearing yesterday.

Although he eventually was allowed onto the flight when a high-level supervisor recognized him, Kennedy said during a Senate Judiciary Committee hearing on border security, the same thing occurred the next time he tried to fly.

"I said, 'I've been getting on this plane for 42 years,'" Kennedy remarked to laughter. "'Why can't I get on the plane back to Washington?'"

A Kennedy spokesman, David Smith, said the senator was halted by the no-fly list three times before his staff called the Transportation Security Administration. Although the TSA assured Kennedy's staff that the problem would be taken care of, the senator was halted by the no-fly list on several more occasions.

Finally, in early April, Homeland Security Secretary Tom Ridge called Kennedy to apologize, and the problem stopped.

"He told the story to underscore the point that . . . if a member of Congress is having this much trouble getting a name off the list that doesn't belong there, then what kind of problems are citizens having?" Smith said.



Senator Edward M. Kennedy was repeatedly stopped at the airport.

The American Civil Liberties Union filed suit in April seeking to force the TSA to develop a resolution for people mistakenly singled out for screening.

Amy Von Walter, a TSA spokeswoman, said the incidents did not mean Kennedy was considered a terrorism risk. Rather, it meant someone else who had a similar name or used an alias similar to the senator's name had prompted concern.

"Senator Kennedy is not and has never been on the no-fly list," Von Walter said.

She said a citizen who experiences a similar problem can contact the department's Ombudsman Office.

Asked whether the addition of "Edward Kennedy" to the no-fly list could have been a prank aimed at the senator, Von Walter said, "Absolutely not."

#99 OF
John Jennings Crapo, pro se
JJC/jjc

UNITED STATES TAX COURT
WASHINGTON, D.C. 20217

DKT. NO(s). 5376-04S

The enclosed documents:
DOCUMENTS

received 07/06/04 are returned *unfiled* for the following reason(s):

FORM AND STYLE

- ☐ Caption incomplete or incorrect. Rule 23(a)(1).
  Correct caption is: ______
- ☐ Docket number incomplete or incorrect.
- ☐ No signature or no original signature. Rule 23(a)(3).
- ☐ Insufficient copies. Rule 23(b).
- ☐ Improper joinder of motions. Rule 54.

STATUS OF REPRESENTATIVE

- ☐ Representative not admitted to practice. Rule 200.
- ☐ No entry of appearance filed by representative. Rule 24(a).
- ☐ Motion to withdraw representative. Failure to comply with Rule 24(c).
  - ☐ Include current address(es) and telephone number(s) of petitioner(s).
- ☐ Power of attorney not recognized.

CONSOLIDATION

- ☐ All cases not at issue. Rule 141(a).
- ☐ Place of trial must be same for all cases.
- ☐ All docket numbers must appear in caption of document in chronological order beginning with earliest number.

MISCELLANEOUS

- ☐ Discovery requests/responses are not filed. Rules 71(c) and/or 72(b).
- ☐ Not timely-motion for leave to file or equivalent needed.
- ☒ Documents appear to be in the nature of evidence and cannot be kept by the Court at this time.
- ☐ Not a proper document to be filed with the Court.
- ☐ Motion to change place of trial required. Rule 140(c).
- ☐ Tax returns are not filed with the Tax Court.
- ☐ Decision/Order of Dismissal entered ______
- ☐ ______

JW

NOTE: All Rule references are to a current copy of the Tax Court Rules of Practice and Procedure. A copy of the Rules may be obtained for $22.00 by writing to the Administrative Office, United States Tax Court, 400 Second Street, N.W., Washington, D.C. 20217, or to the Superintendent of Documents, U.S. Government Printing Office, Washington, D.C. 20402, and enclosing a check for the appropriate amount. The Rules are also available on the Tax Court's Internet web site, **www.ustaxcourt.gov**.

Office of the Clerk
Date 07/06/04

#100

☑ PAID
J.J. CRAPO ✓
PRO SE

UNITED STATES TAX COURT
WASHINGTON, D.C. 20217

DKT. NO(s). 5376-04S

The enclosed documents:
DOCUMENTS

received 07/06/04 are returned *unfiled* for the following reason(s):

FORM AND STYLE

☐ Caption incomplete or incorrect. Rule 23(a)(1).
Correct caption is: ______

☐ Docket number incomplete or incorrect.

☐ No signature or no original signature. Rule 23(a

☐ Insufficient copies. Rule 23(b).

☐ Improper joinder of motions. Rule 54.

STATUS OF REPRESENTATIVE

☐ Representative not admitted to practice. Rule 200.

☐ No entry of appearance filed by representative. Rule 24(a).

☐ Motion to withdraw representative. Failure to comply with Rule 24(c).
☐ Include current address(es) and telephone number(s) of petitioner(s).

☐ Power of attorney not recognized.

CONSOLIDATION

☐ All cases not at issue. Rule 141(a).

☐ Place of trial must be same for all cases.

☐ All docket numbers must appear in caption of document in chronological order beginning with earliest nu

MISCELLANEOUS

☐ Discovery requests/responses are not filed. Rules 71(c) and/or 72(b).

☐ Not timely-motion for leave to file or equivalent needed.

☒ Documents appear to be in the nature of evidence and cannot be kept by the Court at this time.

☐ Not a proper document to be filed with the Court .

☐ Motion to change place of trial required. Rule 140(c).

☐ Tax returns are not filed with the Tax Court.

☐ Decision/Order of Dismissal entered ______

☐ ______

JW

NOTE: All Rule references are to a current copy of the Tax Court Rules of Practice and Procedure. A copy Rules may be obtained for $22.00 by writing to the Administrative Office, United States Tax Court, 400 Seco Street, N.W., Washington, D.C. 20217, or to the Superintendent of Documents, U.S. Government Printing Of Washington, D.C. 20402, and enclosing a check for the appropriate amount. The Rules are also available o Tax Court's Internet web site, **www.ustaxcourt.gov**.

Office of the Clerk
Date 07/06/04

#101

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:
PINE STREET INN
HUMAN RESOURCES
DEPARTMENT
434 HARRISON AVE
Boston MA
02118-2404

2. Article Number
(Transfer from service label) 7003 2260 0002 2221 5596

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☐ Agent ☐ Addressee

B. Received by (Printed Name)

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3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

PS Form 3811, August 2001 Domestic Return Receipt 2ACPRI-03-P-4081

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS, FOLD AT DOTTED LINE

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IMPORTANT: Sa... Internet access... addressed to AP...

☑ PAID
J.J. Crapo

102

MR JOHN JENNINGS CRAPO
PRO SE, LCSW.AA.ABE
NON LLB, NON MS SS
PO BOX 400151
CAMBRIDGE MA
02140-0002

PS Form 3800, June 2002 (Reverse)

e for two years

irst-Class Mail® or Priority Mail®
International mail.
DED with Certified Mail. For
ered Mail.
be requested to provide proof of
ase complete and attach a Return
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restricted to the addressee or
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desired, please present the arti-
postmark on the Certified Mail
with postage and mail.
it it when making an inquiry.
not available on mail

RETURN RECEIPT REQUESTED



PAID JJCrapo

ADDRESS CORRECTION
REQUESTED

PINE STREET INN
HUMAN RESOURCES
DEPARTMENT
434 HARRISON AVE
BOSTON MA 02118-2404

#103

☑ PAID J J CRAPO


CERTIFIED MAIL™

7003 2260 0002 2221 5596

7003 2260 0002 2221 5596

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

OFFICIAL USE

Postage	$
Certified Fee	
Return Reciept Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent To: PINE STREET INN HUMAN RESOURCES DEPARTMENT
Street, Apt. No.; or PO Box No.: 434 HARRISON AVE
City, State, ZIP+4: BOSTON MA 02118-2404

PS Form 3800, June 2002 — See Reverse for Instructions

MR JOHN JENNINGS CRAPO
PRO SE, LCSW, AA, ABE
NON LLB, NON MSSS
PO Box 400151
CAMBRIDGE MA
02140-0002

ADDRESS CORRECTION REQUESTED

#104

OFFICIAL BUSINESS

FIRST CLASS

United States Tax Court
400 Second Street, N.W.
Washington, D.C. 20[illegible]7





WASHINGTON D.C. 20217

OFFICIAL BUSINESS
PENALTY FOR PRIVATE USE, $300

FIRST CLASS

PAID

J.J. CRAPO

Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002



J.J. CRAPO

#105

#106

UNITED STATES TAX COURT
WASHINGTON, D.C. 20217

DKT. NO(s). 5376-04S

The enclosed documents:
DOCUMENTS



PAID
J. CRAPO

received 07/06/04 are returned *unfiled* for the following reason(s):

FORM AND STYLE

☐ Caption incomplete or incorrect. Rule 23(a)(1).
Correct caption is: ______

☐ Docket number incomplete or incorrect.

☐ No signature or no original signature. Rule 23(a)(3).

☐ Insufficient copies. Rule 23(b).

☐ Improper joinder of motions. Rule 54.

STATUS OF REPRESENTATIVE

☐ Representative not admitted to practice. Rule 200.

☐ No entry of appearance filed by representative. Rule 24(a).

☐ Motion to withdraw representative. Failure to comply with Rule 24(c).
  ☐ Include current address(es) and telephone number(s) of petitioner(s).

☐ Power of attorney not recognized.

CONSOLIDATION

☐ All cases not at issue. Rule 141(a).

☐ Place of trial must be same for all cases.

☐ All docket numbers must appear in caption of document in chronological order beginning with earliest number.

MISCELLANEOUS

☐ Discovery requests/responses are not filed. Rules 71(c) and/or 72(b).

☐ Not timely-motion for leave to file or equivalent needed.

☒ Documents appear to be in the nature of evidence and cannot be kept by the Court at this time.

☐ Not a proper document to be filed with the Court.

☐ Motion to change place of trial required. Rule 140(c).

☐ Tax returns are not filed with the Tax Court.

☐ Decision/Order of Dismissal entered ______

☐ ______

JW

NOTE: All Rule references are to a current copy of the Tax Court Rules of Practice and Procedure. A copy of the Rules may be obtained for $22.00 by writing to the Administrative Office, United States Tax Court, 400 Second Street, N.W., Washington, D.C. 20217, or to the Superintendent of Documents, U.S. Government Printing Office, Washington, D.C. 20402, and enclosing a check for the appropriate amount. The Rules are also available on the Tax Court's Internet web site, www.ustaxcourt.gov.

Office of the Clerk
Date 07/06/04

#107

UNITED STATES POSTAL SERVICE

CUSTOMER'S RECEIPT

KEEP THIS RECEIPT FOR YOUR RECORDS

PAY TO: U.S. TAX COURT ADMN DIV

ADDRESS: 400 20 St. NW DC 20217-0002

C.O.D. OR USED FOR: copy of rules, regulations of US Tax Court D.C.

SEE BACK OF THIS RECEIPT FOR IMPORTANT CLAIM INFORMATION

NOT NEGOTIABLE

SERIAL NUMBER	YEAR, MONTH, DAY	POST OFFICE	AMOUNT	CLERK
07267787526	2004-07-10	021121	$22.00	055

UNITED STATES POSTAL SERVICE

POSTAL MONEY ORDER

SERIAL NUMBER	YEAR, MONTH, DAY	POST OFFICE	U.S. DOLLARS AND CENTS
07267787526	2004-07-10	021121	$22.00¢

AMOUNT: TWENTY-TWO DOLLARS & 00¢*********************

PAY TO: United States Honorable Tax Court ADMN DIV.

ADDRESS: 400 20 ST NW WASHINGTON DC 20217-0002

C.O.D. NO. OR USED FOR: Regulations, rules and laws of the United States Court for a homeless person

NEGOTIABLE ONLY IN THE U.S. AND POSSESSIONS
SEE REVERSE WARNING

PRO SE

FROM: (MR) John J. Crapo, Homeless non LLC, PO Box 400151 Cambridge MA 02140-0002

Docket # 5376-04S

MR John Jennings Crapo

CLERK 055

⑆000008002⑆ 07267787526⑈

Docket # 5376-04S

☑ PAID J.J. CRAPO

UNITED STATES POSTAL SERVICE

CUSTOMER'S RECEIPT

KEEP THIS RECEIPT FOR YOUR RECORDS

PAY TO: U.S. TAX COURT ADMN DIV

ADDRESS: 400 20 St. NW DC 20217-0002

C.O.D. OR USED FOR: Copy of rules, regulations of US Tax Court D.C.

SEE BACK OF THIS RECEIPT FOR IMPORTANT CLAIM INFORMATION

NOT NEGOTIABLE

SERIAL NUMBER	YEAR, MONTH, DAY	POST OFFICE	AMOUNT	CLERK
07267787526	2004-07-10	021121	$22.00	055

UNITED STATES POSTAL SERVICE

POSTAL MONEY ORDER

SERIAL NUMBER	YEAR, MONTH, DAY	POST OFFICE	U.S. DOLLARS AND CENTS
07267787526	2004-07-10	021121	$22.00¢

AMOUNT: TWENTY-TWO DOLLARS & 00¢********************

PAY TO: United States Honorable Tax Court ADMN DIV

ADDRESS: 400 20 ST NW WASHINGTON DC 20217-0002

C.O.D. NO. OR USED FOR: regulations, rules and law of the United States Court for a homeless person

NEGOTIABLE ONLY IN THE U.S. AND POSSESSIONS
SEE REVERSE WARNING

PRO SE

FROM: (MR) John J. CRAPO, James's Nursing PO Box 400151 Cambridge MA 02141-0002

Docket # 5376-04S

Mr. John Jennings Crapo

Docket # 5376-04S

CLERK 055

⑆000000800⑆ 07267787526⑈

PAID

J. J. CRAPO

#108

#109

MR John Jennings CRAPO, Pro SE, AA, ABE
Non LLB, NON M.S. in S.S. NON NASW
MEMBR, ETC ETC ETC
PO Box 400151
CAMBRIDGE MA 02140-0002

PAID J.J.CRAPO July tenth (10th) 2004

Via Certified Mail
Return Receipt REQUESED
The Hon U.S. Tax Court
ADMINISTRATIVE DIVISION
400 2D STRT NW
D.C. 20217-0002

Dear Honorable Court
my Docket# 5376-04 S

Please send me copy the lawes, rules & regulations named US TAX COURT Rules of PRACtice and procedure addressed to me as

MR JOHN JENNINGS CRAPO
PINE STREET INN MEN'S INN
Homeless MEN'S Shelter
444 HARRISON AVE
Boston MA 02118-2404

End: please find my payment of $22. a USPO Money order# 0726778 7526

Sincerely John Jennings Crapo
Homeless

JJC/jjc

#110

JOHN JENNINGS CRAPO, PRO SE, ABE, AA,
Homeless Non Preacng LCSW, et cetera
PO Box 400151
CAMBRIDGE MA 02140-0002

Page one (01) of one (01) page

09 July 2004

Via Certified Mail
Return receipt requested
#7003 ······ 5596
Pine Stret INN etc.
H.R. Department
434 Harrison Ave
Boston MA

Request
please add this little
of transmittal and the
exhibits to the file
OF MY application for
employment.

Dear Ms/Mr LYNNE CHAPMAN or his/her
SUCCESSor as Human Resources Executive:

Enclosed is copy of [illegible] PAID J.J. CRAPO
Hon USA Tax Court memo/memorandum
which was delivered to me recently
which I call to your attention
also Front piece AND reverse piece
of said article of mail which too I
call to your attention

at this writing it's about
Ten (10) hours since I got up this morning
to use men's latrine there

IN event YOU have questions
comments I prefer You address them
to me via letter to me at my Post office
Box

Sincerely

John Jennings Crapo,
Pro Se, Homeless LCSW

Enclosure

SJC/jjc

#111

UNITED STATES POSTAL SERVICE



First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

MR JOHN JENNINGS CRAPO. PRO SE. NON LLB

PO BOX 400151
CAMBRIDGE MA 02140-0002



PAID
J.J. CRAPO

#112 OF

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS, FOLD AT DOTTED LINE

PAID J.J. CRAPO

#~~103~~-113

UNITED STATES POSTAL SERVICE



First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

MR JOHN JENNINGS CRAPO, PRO SE, LCSW
AA, ABE, NON LLB. NON MS SS
PO BOX 400151
CAMBRIDGE MA 02140 0002

PAID

J. J. CRAPO

#114

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

U.S. TAX COURT
ADMINISTRATIVE DIVISION
400 2D ST NW
WASHINGTON
DC 20217-0002

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☐ Agent ☐ Addressee

B. Received by (*Printed Name*) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (*Extra Fee*) ☐ Yes

2. Article Number (*Transfer from service label*) 7003 2260 0002 2221 8610

PS Form 3811, August 2001 Domestic Return Receipt 2ACPRI-03-P-4081

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS, FOLD AT DOTTED LINE

Certified Ma
- A mailing rec
- A unique ider
- A record of d

Important Rem
- Certified Mail
- Certified Mail
- NO INSURA valuables, ple
- For an additio delivery. To ob Receipt (PS F fee. Endorse a duplicate ret required.
- For an additi addressee's a endorsement
- If a postmark cle at the pos receipt is not

IMPORTANT: S Internet access addressed to A

#115


CERTIFIED MAIL™
7003 2260 0002 2221 8610
7003 2260 0002 2221 8610

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

OFFICIAL USE

Postage	$
Certified Fee	
Return Reciept Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent To U.S. TAX COURT ADMINISTRATIVE DIVISION
Street, Apt. No.; or PO Box No. 400 2D ST NW
City, State, ZIP+4 WASHINGTON DC 20217-0002

PS Form 3800, June 2002 — See Reverse for Instructions

...ESTED ...TRATIVE DIVISION ...217-0002

MR JOHN JENNINGS CRAPO, PRO SE NON LLB
PO BOX 400151
CAMBRIDGE MA 02140-0002
MI OKT # 5376-045

ADDRESS CORRECTION REQUESTED

#116

MR JOHN JENNINGS CRAPO,
PRO SE, NON LLB
PO BOX 400151
CAMBRIDGE MA
02140-0002
MY DKT#
5376-04S

PS Form 3800, June 2002 (Reverse)

e for two years

rst-Class Mail® or Priority Mail®.
International mail.

ED with Certified Mail. For
red Mail.

e requested to provide proof of
se complete and attach a Return
applicable postage to cover the
sted". To receive a fee waiver for
on your Certified Mail receipt is

stricted to the addressee or
k or mark the mailpiece with the

esired, please present the arti-
postmark on the Certified Mail
with postage and mail.

it when making an inquiry.
ot available on mail

ADDRESS CORRECTION
REQUESTED

RETURN RECEIPT REQUESTED
U.S. TAX COURT ADMINISTRATIVE DIVISION
400 2D ST NW
WASHINGTON DC 20217-0002

117

From: Mr John J. CRAPO, Pro Se. Homeless.
to: Mr JOHN McKENNA, Second FLOOR
COUNSELLOR. Pine Street INN
homeless men shelter

PAID J. J. CRAPO 26Aug 2004

Dear Counsellor

I can't find my bag, a shopping bag, contains intimate attire of mine (for me to wash) AND divers other personal property of mine

Events surrounding matter was a person who used Locker # 3102 Who complained who complained unexpectedly to me. Who spoke to me last evening. Who asked me to watch his things while he smoked. I asked him to be careful since if the smoke sets off alarm it experience is correct indication. The alarm will mandat I leave the building (I'm crowded as I write this. It's noisy, ETC) as part of building evacuation

I'm look forward to bed rest AND I'm embarassed since I must sleep IN my intimate ~~attire~~ shorts since I couldn't find pajama bottoms to put on

The person took seventeen (17) minutes rather than five (05) minutes He'd said he would be gone five (05) minutes. I stayed awake that time and I've fatigue

I wrote a Note on matter and I left it with 3d FLR counsellor prior to my going downstairs to

#119

PAID
MR CRAPO


ROSSINI



#120

☑ PAID
CRAPO





#121

☑ PAID
Mr Crapo




ELEVATOR

#127 ☑ PAID
m
CRAPO


TOW ZONE
NO
STANDING
PERMITTED
CONSTRUCTION
VEHICLES


TOR TO PLATFORM


GIMME
A BREAK

123


PAID
MR Crepo





#124

PAID
MR CRAPO



#125

PAID MR CRAPO





Pedestrian signals.


Recycle your
empty ink
cartridges
here

PAID by MR CRAPO

#124




REFRIGE
USA TODAY
THE NATION'S NEWSPAPER
The Boston Globe
NEW YORK POST
Greek tragedy
Storm trooper
GOLAN SPEAKS OUT
DAILY
SUNDAY
WHY
RED SOX
GANNETT

#127


PARK STREET PARK STREET
ELEVATOR TO TRAINS

☑ PAID by MR CRAPO

JJC/jjc

#128



#



☑ PAID BY MR CRAPO

#124


430



JJC/jjc

PAID BY ~~MR~~ CRAPO

#130





☑ PAID by MR CRAPO
PRO SE



#131

PAID by MR CRARO



JJC/
jjc

#132


We are sorry for
any inconvenience
this may cause
The MBTA and KONE
Service Co.
performing
of the
Unit
Starting on
Completion date

PAID BY
Mr John
CRAPO



#133 OF 133 PP.



Commonwealth of Massachusetts
OFFICE OF CONSUMER AFFAIRS
DIVISION OF PROFESSIONAL LICENSURE
Office of Investigation

239 Causeway Street, Suite 400
Boston, Massachusetts 02114

August 17, 2004

John Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Re: Complaint Docket Number: SW-05-003

Dear Ms. Crapo:

This is a formal request for a response to a complaint filed with the Massachusetts Board of Social Workers. Enclosed is a copy of the complaint. Please provide your typewritten response along with any relevant information to my attention to the address above.

Upon receipt of the requested materials, the board will discuss this matter and you will receive notification of the outcome by mail. If no response is **received before August 31, 2004** the case will go forward and decided based upon the information available.

If you have any questions or concerns feel free to contact me at 617-727-9991. If you need a copy of the board regulations you will find them on the division website at: www.mass.gov/reg.



PAID J.J. CRAPO

Respectfully,



Kelly Puccio
Supervising Investigator

JOHN J. CRAPO, pro se, Homeless
USA Govtmnt tax havens, etc
PO Box 400151
CAMBRIDGE MA 02140-0002

25 Aug 2004 re: Docket#
CMRRR 5376-04-S
7004 1160 0006 4319 2405

Hon USA tax Court
Attn pleas US tx Ct clk
Hon Mr Charles S CASAZZA
DC 20217 3009

Dear Hon court

Enclosed I call to your attn my shareholder proposal, etc accompanying exhibits, cover letters of transmittal, courtesy copies, etc

I plan to be there on Sunday

Would you please ask the security on duty there to watch for me to show me the court room, where I should wait for my name to be called to report to you, etc in October.

Please send me another notice date time of the hearing in October to me at my PO Box

Sincerely & Hastily I Write

John Jennings Crapo,
Homeless.

Enclosures

JJC/jjc

John Jennings CRAPO. pro se
Homeless Stockhldr.
PO Box 400151
Cambridge MA 02140-0002

29 Aug 2004

VIA CMRRR
7004 1160 0006 4318 8601
US Securities + Exchange Commission ("SEC")
Division of Corporation Finance Dpty
Director
Washington DC 20549-0213

re: my shareholder proposal
to Bank of America
Corp.

Dear Honourable Commission

Enclosed please find copy my shareholder proposal, many exhibits copies letters of transmittal of courtesy copies etc. all of which I call to your attention. Please put on FILE. Hurriedly I cooperate with you

Sincerely

John Jennings Crapo pro se
Homeless Share holder

Enclosures

JJC/jjc

John Jennings Crapo Mode, AA, ABE
PO Box 400151
Cambridge MA 02140-0002

25 Aug 2004

VIA CMRRR
7004 1160 0006 4319 8211
Hon USA Court of Appeals 1st Jud Circuit
attn Please Court Clerk Hon
Mister Richard Cushing Donovan
c/o John Joseph Moakley US Ct House
Boston MA 02210-0002
Dckt # 5376-04 S

Dear Hon US Circuit Court.

Enclosed is copy (which) call to your attention / my Shareholder [illegible] voluminous exhibits, copies courtesy copies of exhibits.

Please inform me if I should appeal the judgement of the Hon USA Tx Court. How much is the filing fee - whom to send it to, etc

Sincerely
John Jennings Crapo Mode
Homeless person, etc
JOHN J. CRAPO, PRO SE

Enclosures

JJC/jjc

Mr John Jennings CRAPO. Pro se
LCSW, Homeless.
PO Box 400151
Cambridge MA 02140-0002

25 Aug 2004

Via CMRRR
7004 1160 0006 4319 8310
First Federal Savings BNK
school Strt Boston
attn please
Ms Lawrence A Keenan,
or successor as Vice President
and chief operating ofcr

Dear Vice President
This will call to you. attention
enclosed copy my shareholder
proposal. exhibits, etc copies of
letters of transmittal
The necessity to communicate
with YOU IN this manner
is obligatory time away from
other things I need to do

Sincerely
John J Crapo. Pro Se
John Jennings Crapo

Enclosure:
JJC/js

John J. CRAPO, pro Se, LCSW
PO Box 400151
Cambridge MA 02140-0002

25 Aug 2004

VIA CMRRR
7004 1160 0006 4319 8242
State of Massachusetts Executive
Ofc of Consumer affairs
etc
Div of Prof. Licensure
Docket # SW 05 0003
Attn Please Mr/Ms Kelly Puccio
Boston MA Superv. Investigator

Dear Supervising investigator

This will call to your attention enclosed copy my shareholder proposal etc

please include this exhibits copies of letters of transmittal in File of your inquisition

The necessity of making this request means I can't get other important things done

Sincerely & Hurriedly

John Jennings Crapo
pro Se, Homeless LCSW
John J. CRAPO

Enclosures

Mr John J. CRAPO. Pro se
PO Box 400151
Cambridge MA 02140-0002

23 Aug 2004

Via Certified Mail RRR
7004 1160 0006 4319 7337

Dear MR ~~Secretary~~ Ms Secretary
Six Continents Hotels

This will call to your attention
enclosed copy my shareholder proposal
My reasons, accompanying exhibits
~~courtesy~~ copies of letters of transmittal

Please put this on file
and take other action as may be mandated

Sincerely

John Jennings Crapo. Pro se
1 Travelers consumer of
Holiday INNS
John J. CRAPO

Encl.

John J. CRAPO. Pro Se. AA ABE
Homeless Veteran. etc
PO Box 400151
CAMBRIDGE MA 02140-0002

25 Aug 2004

Via Certified mail
Return Receipt requested
7004 1160 0006 4319 7313

USA Dept of Veterans affairs
Med Ctre
Prosthesis Unit etc etc
02130- etc

attn Please Mr Peter MULLARKEY
counsellor, Supervisors, colleagues.

This will call to your attention enclosed copy my shareholder proposal, my reasons, accompanying exhibits copies of letters of transmittal

as I explained to you I do this in midst of serious inconvenience and this efforts makes it impossible for me to get other important things done

Briefly I've Explained to you re: my Boots, the prosthesis in low quarters results in my having heel blisters, etc my relationship with my supplies by mail was disrupted. I thought of the events launched from Boston & wondered why Sept 11th a small # of people were able to overpower a large number of passengers in response to public request for information I reported my observations to the State Attorney Gen when I bought the things by USPS. One of my Cont. Educ instructors was from that State, too.

Sincerely + Briefly So Not to bore You.

encl -

John Jennings Crapo.
Homeless US Army Veteran

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 5, 2005

The proposal relates to a report on legal compliance.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(f). We note in particular that the proposal appears to exceed the 500-word limitation imposed by rule 14a-8(d). Accordingly, we will not recommend enforcement action to the Commission if Bank of America excludes the proposal from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,



Mark F. Vilardo
Special Counsel